SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditors' Report Thereon)

Contents

KPMG SAMJONG

KPMG SAMJONG Accounting Corp.
152, Teheran-ro, Gangnam-gu, Seoul 06236
(Yeoksam-dong, Gangnam Finance Center 27th Floor)
Republic of Korea

Tel +82 (2) 2112 0100
Fax +82 (2) 2112 0101
www.kr.kpmg.com

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of
Shinhan Bank:

Opinion

We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (collectively the "Group"), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing ("KSAs"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's

internal control.

- Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of Korean won)	**Notes**		**2025**	**2024**
Assets				
Cash and due from banks	3,6,9,40,41	₩	31,549,386	32,161,687
Securities at fair value through profit or loss	3,7,41,43		30,509,676	25,950,314
Derivative assets	3,8,41,43		5,101,885	7,403,480
Loans at amortized cost	3,9,41,43		402,551,823	387,840,817
Loans at fair value through profit or loss	3,9		512,497	772,358
Securities at fair value through other comprehensive income	3,10,18,43		61,046,557	52,203,335
Securities at amortized cost	3,10,18,43		27,484,502	28,856,882
Property and equipment	5,11,12,17,18		2,596,829	2,614,780
Intangible assets	5,13		829,409	1,012,388
Investments in associates	14		631,450	619,772
Investment properties	5,15		934,399	621,261
Net defined benefit assets	24		317,438	261,805
Current tax assets	37		75,947	61,722
Deferred tax assets	37		98,037	107,612
Other assets	3,9,16,41		32,673,381	16,173,365
Non-current assets held for sale	17		54,102	29,583
Total assets		₩	596,967,318	556,691,161
Liabilities				
Financial liabilities designated at fair value through profit or loss	19	₩	287,849	261,299
Deposits	3,20,41		434,322,320	412,099,621
Financial liabilities at fair value through profit or loss	3,21		1,522,071	597,058
Derivative liabilities	3,8,41,43		4,848,465	7,536,786
Borrowings	3,22,40,41		29,303,727	22,719,172
Debt securities issued	3,23,40		43,117,396	46,692,753
Net defined benefit liabilities	24		8,508	8,274
Provisions	25,39,41		555,180	423,210
Current tax liabilities	37		625,998	266,634
Deferred tax liabilities	37		348,279	298,871
Other liabilities	3,12,26,41,44		43,573,780	29,022,748
Total liabilities			558,513,573	519,926,426
Equity				
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		1,949,195	2,088,595
Capital surplus	27		399,674	403,164
Capital adjustments	27,37		1,614	2,154
Accumulated other comprehensive income (loss)	27,37		(104,189)	93,197
Retained earnings	27,28		28,262,102	26,235,404
(Regulatory reserve for loan loss)			(2,790,966)	(2,348,954)
(Required provision for regulatory reserve for loan loss)			(211,014)	(442,012)
(Expected provision for regulatory reserve for loan loss)			(211,014)	(442,012)
Total equity attributable to equity holder of Shinhan Bank			38,436,474	36,750,592
Non-controlling interests	27		17,271	14,143
Total equity			38,453,745	36,764,735
Total liabilities and equity		₩	596,967,318	556,691,161

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of Korean won)	Notes		2025	2024
Interest income				
Financial instruments at fair value through profit or loss		₩	668,330	697,467
Financial instruments at fair value through other comprehensive income and amortized cost			20,141,692	21,092,068
Interest expense			11,640,133	12,952,498
Net interest income	3,5,29,41,43		9,169,889	8,837,037
Fees and commission income			1,569,857	1,385,507
Fees and commission expense			353,352	362,535
Net fees and commission income	3,5,30,41,43		1,216,505	1,022,972
Dividend income	31,43		68,663	78,727
Net gain on financial instruments at fair value through profit or loss	32,41		368,782	354,535
Net foreign currencies transaction gain			558,803	339,943
Net gain (loss) on financial instruments designated at fair value through profit or loss	19		23,446	(6,466)
Net gain on disposal of securities at fair value through other comprehensive income	10		191,960	101,135
Net loss on disposal of securities at amortized cost	10		(56)	(41)
Provision for credit loss allowance	3,9,10,25,41		617,279	385,708
General and administrative expenses	33,41		4,187,688	3,913,170
Net other operating expenses	5,35,41		(1,483,331)	(1,369,718)
Operating income			5,309,694	5,059,246
Net non-operating expenses	5,36		(262,638)	(299,165)
Share of profit of associates	5,14		14,295	9,856
Profit before income taxes	5		5,061,351	4,769,937
Income tax expense	5,37		1,285,529	1,074,024
Profit for the year	5,28		3,775,822	3,695,913

(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2025: 3,564,808 million won
For the year ended December 31, 2024: 3,253,901 million won

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except earnings per share data)	Notes		2025	2024
Other comprehensive income (loss) for the year, net of income tax				
Items that are or may be reclassified subsequently to profit or loss:				
Foreign currency translation differences for foreign operations		₩	(121,125)	353,868
Unrealized net change in fair value of securities at fair value through other comprehensive income			(201,656)	306,437
Shares in other comprehensive income of associates			(14,328)	8,235
			(337,109)	668,540
Items that will not be reclassified to profit or loss:				
Remeasurements of defined benefit plans			(11,886)	(9,843)
Unrealized net change in fair value of securities at fair value through other comprehensive income			155,596	60,076
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			4	(1)
			143,714	50,232
Other comprehensive income (loss) for the year, net of income tax	3,27,37		(193,395)	718,772
Total comprehensive income for the year		₩	3,582,427	4,414,685
Profit attributable to:				
Equity holder of Shinhan Bank		₩	3,774,766	3,695,449
Non-controlling interests			1,056	464
Profit for the year	5	₩	3,775,822	3,695,913
Total comprehensive income attributable to:				
Equity holders of Shinhan Bank		₩	3,581,867	4,412,637
Non-controlling interests			560	2,048
Total comprehensive income for the year		₩	3,582,427	4,414,685
Earnings per share:				
Basic and diluted earnings per share in won	38	₩	2,325	2,278

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2024

(In millions of Korean won)		Attributable to equity holder of Shinhan Bank							
		Capital stock	**Hybrid bonds**	**Capital surplus**	**Capital adjustments**	**Accumulated other comprehensive income (loss)**	**Retained earnings**	**Non-controlling interests**	**Total**
Balance at January 1, 2024	₩	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213
Total comprehensive income (loss), net of income tax									
Profit for the year		-	-	-	-	-	3,695,449	464	3,695,913
Other comprehensive income (loss) for the year									
Foreign currency translation differences for foreign operations		-	-	-	-	352,277	-	1,591	353,868
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	360,647	5,866	-	366,513
Share of other comprehensive income of associates		-	-	-	-	8,235	-	-	8,235
Remeasurements of defined benefit plans		-	-	-	-	(9,836)	-	(7)	(9,843)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	-	(1)
		-	-	-	-	711,322	3,701,315	2,048	4,414,685
Transactions with owners in their capacity as owner									
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	-	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	-	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	-	399,387
Redemption of hybrid bonds		-	(299,327)	-	(673)	-	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	-	(4)
Others		-	-	-	885	-	(885)	-	-
		-	100,060	-	208	-	(1,281,431)	-	(1,181,163)
Balance at December 31, 2024	₩	7,928,078	2,088,595	403,164	2,154	93,197	26,235,404	14,143	36,764,735

See accompanying notes to the consolidated financial statement

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2025

(In millions of Korean won)		Attributable to equity holder of Shinhan Bank							
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2025	₩	7,928,078	2,088,595	403,164	2,154	93,197	26,235,404	14,143	36,764,735
Total comprehensive income (loss), net of income tax									
Profit for the year		-	-	-	-	-	3,774,766	1,056	3,775,822
Other comprehensive income (loss) for the year									
Foreign currency translation differences for foreign operations		-	-	-	-	(120,613)	-	(512)	(121,125)
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	(50,564)	4,487	17	(46,060)
Share of other comprehensive loss of associates		-	-	-	-	(14,328)	-	-	(14,328)
Remeasurements of defined benefit plans		-	-	-	-	(11,885)	-	(1)	(11,886)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	4	-	-	4
		-	-	-	-	(197,386)	3,779,253	560	3,582,427
Transactions with owners in their capacity as owner									
Annual dividends to equity holder		-	-	-	-	-	(1,662,952)	-	(1,662,952)
Dividends to hybrid bond holders		-	-	-	-	-	(88,930)	-	(88,930)
Issuance of hybrid bonds		-	399,387	-	-	-	-	-	399,387
Redemption of hybrid bonds		-	(538,787)	-	(1,213)	-	-	-	(540,000)
Changes in ownership interests in subsidiaries		-	-	(3,490)	-	-	-	2,568	(922)
Others		-	-	-	673	-	(673)	-	-
		-	(139,400)	(3,490)	(540)	-	(1,752,555)	2,568	(1,893,417)
Balance at December 31, 2025	₩	7,928,078	1,949,195	399,674	1,614	(104,189)	28,262,102	17,271	38,453,745

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		**2025**	**2024**
Cash flows from operating activities			
Profit for the year	₩	3,775,822	3,695,913
Adjustments for:			
Income tax expense		1,285,529	1,074,024
Interest income		(20,810,022)	(21,789,535)
Interest expense		11,640,133	12,952,498
Dividend income		(68,663)	(78,727)
		(7,953,023)	(7,841,740)
Non-cash income and expense items:			
Net gain on financial instruments at fair value through profit or loss		(199,754)	(370,581)
Net gain on non-cash foreign currencies transactions		(51,172)	(120,998)
Net loss (gain) on financial instruments designated at fair value through profit or loss		(23,446)	6,466
Net gain on disposal of securities at fair value through other comprehensive income		(191,960)	(101,135)
Net loss on disposal of securities at amortized cost		56	41
Provision for credit loss allowance		617,279	385,708
Non-cash employee benefits		148,786	102,880
Depreciation and amortization		569,525	537,240
Net non-cash other operating expenses		276,750	200,889
Share of profit of associates		(14,295)	(9,856)
Non-operating expenses		180,498	204,130
		1,312,267	834,784
Changes in assets and liabilities:			
Deposits at amortized cost		(62,763)	651,994
Securities at fair value through profit or loss		(3,689,513)	(391,326)
Derivative assets		6,035,707	2,775,565
Loans at amortized cost		(14,995,733)	(35,816,009)
Loans at fair value through profit or loss		261,036	(233,117)
Other assets		(16,376,053)	1,547,064
Deposits due to customers		21,390,137	38,845,506
Financial liabilities at fair value through profit or loss		396,742	9,418
Derivative liabilities		(5,830,726)	(2,598,931)
Defined benefit liabilities		(175,986)	(80,266)
Provisions		(41,638)	(456,726)
Other liabilities		14,951,248	(6,527,440)
		1,862,458	(2,274,268)
Income tax paid		(891,893)	(796,796)
Interest received		20,508,322	21,868,131
Interest paid		(12,023,339)	(12,414,047)
Dividends received		72,748	109,856
Net cash inflow from operating activities		6,663,362	3,181,833

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2025 and 2024

(In millions of Korean won)		2025	2024
Cash flows from investing activities			
Net cash flow of derivative financial instruments for hedges	₩	16,051	45,974
Proceeds from decrease of securities at fair value through profit or loss		1,516,419	703,254
Acquisition of securities at fair value through profit or loss		(2,118,292)	(2,262,642)
Proceeds from decrease of securities at fair value through other comprehensive income		40,187,272	37,120,488
Acquisition of securities at fair value through other comprehensive income		(48,771,078)	(36,910,800)
Proceeds from decrease of securities at amortized cost		7,014,566	7,119,902
Acquisition of securities at amortized cost		(5,405,639)	(5,004,766)
Proceeds from disposal of property and equipment		1,790	2,229
Acquisition of property and equipment		(159,986)	(132,172)
Proceeds from disposal of intangible assets		5,464	16
Acquisition of intangible assets		(260,926)	(361,266)
Proceeds from disposal of investments in associates		19,504	51,139
Acquisition of investments in associates		(38,702)	(349,121)
Acquisition of investment properties		(4,564)	(3,202)
Proceeds from disposal of non-current assets for sale		42,167	-
Decrease in other assets		351,559	539,398
Increase in other assets		(356,044)	(511,758)
Acquisition of a subsidiary		(124,004)	-
Net cash inflow (outflow) from investing activities		(8,084,443)	46,673
Cash flows from financing activities			
Net cash flow of derivative financial instruments for hedges		3,026	(9,420)
Increase in financial liabilities designated at fair value through profit or loss		99,985	-
Decrease in financial liabilities designated at fair value through profit or loss		(50,000)	-
Net increase (decrease) in borrowings		6,339,179	(5,329,664)
Proceeds from issuance of debt securities		27,597,254	36,665,988
Redemption of debt securities		(31,139,271)	(29,115,542)
Dividends paid		(1,751,882)	(1,280,546)
Issuance of hybrid bonds		399,387	399,387
Redemption of hybrid bonds		(540,000)	(300,000)
Increase in other liabilities		53,168	146,039
Decrease in other liabilities		(226,190)	(316,503)
Net cash inflow from financing activities		784,656	859,739
Effect of exchange rate fluctuations on cash and cash equivalents held		(8,410)	150,386
Net increase (decrease) in cash and cash equivalents		(644,835)	4,238,631
Cash and cash equivalents at the beginning of the year (Note 40)		31,854,539	27,615,908
Cash and cash equivalents at the end of the year (Note 40)	₩	31,209,704	31,854,539

See accompanying notes to the consolidated financial statements.

1. Reporting entity

(a) Overview

Shinhan Bank Co., Ltd., the controlling company (hereinafter referred to as the "Bank") has its headquarters at 20 Sejong-daero 9-gil, Jung-gu, Seoul. The consolidated financial statements for the reporting period ended on December 31, 2025 consist of shares of the Bank and its subsidiaries (hereinafter collectively referred to as the "Group"), and its associates and joint ventures.

The Bank was established with a new merger (October 1, 1943, bank named Choheung Bank Co., Ltd.) of Hansung Bank established on February 19, 1897, and Dongil Bank established on August 8, 1906.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2025, the Bank has 1,585,615,506 outstanding common shares with par value of ₩7,928,078 million, 100% owned by Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group"). As of December 31, 2025, the Bank operates through 537 domestic branches, 113 depository offices, 25 premises and 14 overseas branches.

(b) Subsidiaries included in consolidation (structured entities excluded)

Details of ownerships in subsidiaries as of December 31, 2025 and 2024 are as follows:

Controlling company	Name of subsidiary	Location	Closing month	Industry	Ownership(%) December 31, 2025	Ownership(%) December 31, 2024
Shinhan Bank	Shinhan Bank America	U.S.A.	December 31	Banking	100.00%	100.00%
	Shinhan Bank Europe GmbH	Germany	December 31	Banking	100.00%	100.00%
	Shinhan Bank Cambodia	Cambodia	December 31	Banking	97.50%	97.50%
	Shinhan Bank Kazakhstan Ltd.	Kazakhstan	December 31	Banking	100.00%	100.00%
	Shinhan Bank Canada	Canada	December 31	Banking	100.00%	100.00%
	Shinhan Bank China Ltd.	China	December 31	Banking	100.00%	100.00%
	Shinhan Bank Japan	Japan	March 31	Banking	100.00%	100.00%
	Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Banking	100.00%	100.00%
	Banco Shinhan de Mexico	Mexico	December 31	Banking	99.99%	99.99%
	PT Bank Shinhan Indonesia	Indonesia	December 31	Banking	99.00%	99.00%
Shinhan Bank Japan	SBJ DNX (*1)	Japan	March 31	IT Operation Service	90.00%	100.00%
KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	HIEP HIEP THANH Investment Company Limited (*2)	Vietnam	December 31	Real Estate Investment	100.00%	-
HIEP HIEP THANH Investment Company Limited	Khoi Phat Investment Company Limited (*2)	Vietnam	December 31	Real Estate Investment	100.00%	-

(*1) During the year ended December 31, 2025, the ownership interest changed due to the issuance of new shares by SBJ DNX and the disposal of a portion of shares held by SBJ Bank.
(*2) Included as subsidiaries during the year ended December 31, 2025 as a result of a business combination.

1. Reporting entity (continued)

(b) Subsidiaries included in consolidation (structured entities excluded) (continued)

i) Shinhan Bank America

Shinhan Bank America ("Shinhan America") was established through the merger of Chohung Bank of New York and California Chohung Bank. Shinhan America's capital stock amounted to USD 223 million as of December 31, 2025.

ii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH ("Shinhan Europe") was established in 1994 to engage in banking business. As of December 31, 2025, Shinhan Europe's capital stock amounted to EUR 63 million.

iii) Shinhan Bank Cambodia

Shinhan Bank Cambodia ("Shinhan Cambodia") was established on October 15, 2007 to engage in banking business. Shinhan Cambodia was renamed after Shinhan Khmer Bank PLC during the year ended December 31, 2018. Shinhan Cambodia's capital stock amounted to USD 175 million as of December 31, 2025.

iv) Shinhan Bank Kazakhstan Ltd.

Shinhan Bank Kazakhstan Limited ("Shinhan Kazakhstan") was established on December 16, 2008, to engage in banking business, etc. As of December 31, 2025, Shinhan Kazakhstan's capital stock amounted to KZT 10,029 million.

v) Shinhan Bank Canada

Shinhan Bank Canada ("Shinhan Canada") was established on March 9, 2009, to engage in banking business, etc. As of December 31, 2025, Shinhan Canada's capital stock amounted to CAD 80 million.

vi) Shinhan Bank China Ltd.

The local branch of the Group has been incorporated into the entity on May 12, 2008, to engage in banking business, etc. As of December 31, 2025, Shinhan China's capital stock amounted to CNY 2,000 million.

1. Reporting entity (continued)

(b) Subsidiaries included in consolidation (structured entities excluded) (continued)

vii) Shinhan Bank Japan

The local branch of the Group has been incorporated into the entity on September 14, 2009. Shinhan Japan's capital stock amounted to JPY 20,000 million as of December 31, 2025.

viii) Shinhan Bank Vietnam Ltd.

The local branch of the Group has been incorporated into the entity on November 16, 2009, to engage in, etc. and merged with Shinhan Vina Bank on November 28, 2011. On December 17, 2017, Shinhan Vietnam acquired the retail business of ANZ Vietnam. As of December 31, 2025, Shinhan Vietnam's capital stock amounted to VND 5,709,900 million.

ix) Banco Shinhan de Mexico

Banco Shinhan de Mexico ("Shinhan Mexico") was established on October 12, 2015, to engage in banking business. As of December 31, 2025, Shinhan Mexico's capital stock amounted to MXN 1,583 million.

x) PT Bank Shinhan Indonesia

On November 30, 2015, the Bank obtained the control of PT Bank Metro Express, which was established on September 8, 1967, to engage in banking business. PT Bank Metro Express changed its name to PT Bank Shinhan Indonesia ("Shinhan Indonesia") in 2016 and merged with PT Centratama Nasional Bank, the former subsidiary of the Bank, on December 6, 2016. As of December 31, 2025, Shinhan Indonesia's s capital stock amounted to IDR 944,278 million.

xi) SBJ DNX

It was established on April 1, 2020, to engage in the IT operation service business, and as of December 31, 2025, and SBJ DNX's capital stock amounted to JPY 250 million.

xii) HIEP HIEP THANH Investment Company Limited

The Company was established on July 25, 2023, for the purpose of engaging in real estate investment and related businesses, and its capital stock amounted to VND 849,600 million as of December 31, 2025.

xiii) Khoi Phat Investment Company Limited

The Company was established on July 26, 2023, for the purpose of engaging in real estate investment and related businesses, and its capital stock amounted to VND 849,600 million as of December 31, 2025.

1. Reporting entity (continued)

(c) Structured entities included in consolidation

Structured entities included in consolidation as of December 31, 2025 are as follows:

Structured entities	Location	Closing month	Sectors
MPC Yulchon 2nd	Korea	3/6/9/12	Other financial business
MPC Yulchon 1st	Korea	3/6/9/12	Other financial business
Tiger Eyes 3rd Co., Ltd.	Korea	12	Other financial business
Sunny Smart 4th Co., Ltd.	Korea	3/6/9/12	Other financial business
Maestro ER Co., Ltd	Korea	3/6/9/12	Other financial business
GIB JDT Co., Ltd.	Korea	2/5/8/11	Other financial business
S BRIGHT 1 CO LTD	Korea	3/6/9/12	Other financial business
GIB HwangGeum Co., Ltd.	Korea	3/6/9/12	Other financial business
S BRIGHT PANGYO Co., Ltd.	Korea	3/6/9/12	Other financial business
S BRIGHT ENERGY Co., Ltd.	Korea	2/5/8/11	Other financial business
S-Tiger First Co., Ltd.	Korea	1/4/7/10	Other financial business
Rich gate Box Corp.	Korea	2/5/8/11	Other financial business
S BRIGHT LDC Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Chowol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Haeundae Co., Ltd.	Korea	12	Other financial business
Rich gate Alpha Corp.	Korea	1/4/7/10	Other financial business
Rich gate Jaseok Corp.	Korea	2/5/8/11	Other financial business
Shinhan GIB Mirae Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Dujeong Co., Ltd.	Korea	3/6/9/12	Other financial business
Shinhan GIB Hwaseong Co., Ltd.	Korea	2/5/8/11	Other financial business
Rich gate N Corp.	Korea	3/6/9/12	Other financial business
GIB Yucheon Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Yongmun Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Sinsa Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Gildong Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB JD Co., Ltd.	Korea	6	Other financial business
GIB SOOPYO Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB SINJEONG Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB YD Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB GYEONGAN Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB NAMSA Co., Ltd.	Korea	3/6/9/12	Other financial business
S TIGER LEC Co., Ltd.	Korea	2/5/8/11	Other financial business
Hana Micron 3rd Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Eunpyeong Co., Ltd.	Korea	1/4/7/10	Other financial business
Rich gate GS Corp.	Korea	1/4/7/10	Other financial business
Shinhan Display 4th Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project D Co., Ltd	Korea	1/4/7/10	Other financial business
S TIGER H Co., Ltd.	Korea	1/4/7/10	Other financial business
S TIGER HL Co., Ltd.	Korea	2/5/8/11	Other financial business
SH ROAD 2ND Co., Ltd.	Korea	1/4/7/10	Other financial business
S TIGER LPD Co., Ltd.	Korea	2/5/8/11	Other financial business
S FIRST HD Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER EMT Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Porter 2nd Co., Ltd.	Korea	3/6/9/12	Other financial business
S TIGER CLEAN Co., Ltd.	Korea	1/4/7/10	Other financial business
S Solution YD Co., Ltd	Korea	1/4/7/10	Other financial business
S SOLUTION PM Co., Ltd	Korea	2/5/8/11	Other financial business
SOYANG 101 PTE, Ltd.	Singapore	12	Other financial business
S DRAGON NX Co., Ltd.	Korea	1/4/7/10	Other financial business
S FIRST HL Co., Ltd.	Korea	3/6/9/12	Other financial business
S Project W Co., Ltd	Korea	3/6/9/12	Other financial business
Rich gate YS Corp.	Korea	3/6/9/12	Other financial business
S-TIGERH2ND. Co., Ltd.	Korea	2/5/8/11	Other financial business
S Project Mo reits Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project Ja reits Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project LEC Co., Ltd.	Korea	1/4/7/10	Other financial business

1. Reporting entity (continued)

(c) Structured entities included in consolidation (continued)

Structured entities included in consolidation as of December 31, 2025 are as follows: (continued)

Structured entities	Location	Closing month	Sectors
S TIGER GAMES 2ND Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB NAMCHEON 1ST Co., Ltd.	Korea	3/6/9/12	Other financial business
SDRAGON NX 2nd Co., Ltd.	Korea	1/4/7/10	Other financial business
STIGER H 3rd Co., Ltd.	Korea	1/4/7/10	Other financial business
GIBAL 2nd Co., Ltd.	Korea	1/4/7/10	Other financial business
RICHGATE BAEGOD 2nd Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER ENERVILLE Co., Ltd.	Korea	3/6/9/12	Other financial business
GREEN BIO 3TH Co., Ltd.	Korea	12	Other financial business
S PROJECT HC Co., Ltd.	Korea	3	Other financial business
S PROJECT LION CO., LTD.	Korea	3/6/9/12	Other financial business
S Project New World 2nd Co., Ltd.	Korea	1/4/7/10	Other financial business
S PROJECT ISUL CO., LTD.	Korea	1/4/7/10	Other financial business
CORE CBD 1ST. CO., LTD.	Korea	1/4/7/10	Other financial business
S PROJECT H STEEL CO LTD	Korea	1/4/7/10	Other financial business
S PROJECT MULTI CO., LTD.	Korea	2/5/8/11	Other financial business
G.I. VISERY FULL JEILCHA CO LTD	Korea	3/6/9/12	Other financial business
S PROJECT ALLYOUNG CO., LTD.	Korea	2/5/8/11	Other financial business
S TIGER FING 1TH CO., LTD.	Korea	3/6/9/12	Other financial business
S-PROJECT OIL CO., LTD.	Korea	3/6/9/12	Other financial business
S-PROJECT ISUL HOLDINGS CO., LTD.	Korea	3/6/9/12	Other financial business
S PROJECT CL CO., LTD.	Korea	3/6/9/12	Other financial business
SHINHAN CIB GENIE CO., LTD.	Korea	2/5/8/11	Other financial business
S Project DK Co., Ltd.	Korea	2/5/8/11	Other financial business
TRIPLE S LPD CO., LTD	Korea	2/5/8/11	Other financial business
S-project AL co. Ltd.	Korea	3/6/9/12	Other financial business
PROJECT PLATFORM CO., LTD.	Korea	8	Other financial business
S PROJECT PE CO., LTD.	Korea	2/5/8/11	Other financial business
S PROJECT MOBILE CO.LTD	Korea	2/5/8/11	Other financial business
Development Trust	Korea	12	Trust
Non-specified Money Trust	Korea	12	Trust
Old-age Living Pension Trust	Korea	12	Trust
New-Personal Pension Trust	Korea	12	Trust
Personal Pension Trust	Korea	12	Trust
Retirement Trust	Korea	12	Trust
New Old-age Living Pension Trust	Korea	12	Trust
Pension Trust	Korea	12	Trust
Household Money Trust	Korea	12	Trust
Corporation Money Trust	Korea	12	Trust
Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2	Korea	1/4/7/10	Beneficiary certificate
Shinhan AIM Private Real Estate Investment Trust No.31	Korea	6/12	Beneficiary certificate
KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	Korea	8	Beneficiary certificate
Shinhan Green Energy Growth Engine Private Investment Trust No.1	Korea	3/6/9/12	Beneficiary certificate

The Group consolidates a structured entity when it is exposed to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement regarding the establishment of the structured entity. There is no non-controlling interest in the structured entities since the ownership interest in the structured entities is presented as liabilities of the Group.

As of December 31, 2025 and 2024, the Group provided credit guarantees (ABCP purchase agreement, etc.) amounting to ₩ 4,974,681million and ₩ 4,772,681million to the structured entities described above, respectively.

1. Reporting entity (continued)

(d) Changes in subsidiaries

Subsidiaries newly included or excluded for the year ended December 31, 2025 are as follows:

	Subsidiaries
Newly included subsidiaries for the year ended December 31, 2025	S DRAGON NX 2nd Co., Ltd. S TIGER H 3rd Co., Ltd. GIBAL 2nd Co., Ltd. RICHGATE BAEGOD 2nd Co.,Ltd. S TIGER ENERVILLE Co., Ltd. GREEN BIO 3TH Co., Ltd. S PROJECT HC Co., Ltd. S PROJECT LION CO., LTD. S Project New World 2nd Co., Ltd. S PROJECT ISUL CO., LTD. CORE CBD 1ST. CO., LTD. S PROJECT H STEEL CO LTD S PROJECT MULTI CO., LTD. G.I. VISERY FULL JEILCHA CO LTD S PROJECT ALLYOUNG CO., LTD. S TIGER FING 1TH CO., LTD. S-PROJECT OIL CO., LTD. S-PROJECT ISUL HOLDINGS CO., LTD. S PROJECT CL CO., LTD. SHINHAN CIB GENIE CO., LTD. S Project DK Co., Ltd. TRIPLE S LPD CO., LTD S-project AL co. Ltd. PROJECT PLATFORM CO., LTD. S PROJECT PE CO., LTD. S PROJECT MOBILE CO.LTD HIEP HIEP THANH Investment Company Limited Khoi Phat Investment Company Limited

1. Reporting entity (continued)

(d) Changes in subsidiaries (continued)

Subsidiaries newly included or excluded for the year ended December 31, 2025 are as follows:(continued)

	Subsidiaries
Excluded subsidiaries for the year ended December 31, 2025	GIB AL 1st Co., Ltd GIB Magok Co., Ltd. MaestroDcube Co., Ltd. Rich gate Baegot Corp. MAESTRO DS 2ND Co., Ltd. GIB Duwol Co., Ltd. S SOLUTION BO 2nd Co., Ltd. Shinhan-S-Russell Co., Ltd. S PROJECT NEWWORLD Co., Ltd. GIB Gyeongju Co., Ltd. GIB Mokpo Co., Ltd. S-Tiger Chemical Co., Ltd. S BRIGHT IKSAN Co., Ltd. OSHC Co., Ltd. S-Tiger Loex No.2 Co., Ltd. S-Tiger Jinro Co., Ltd. RICHGATE ANGSANA INC. GIB SOSA Co., Ltd. S-Tiger Oil Co., Ltd. GIB SEORIPUL Co., Ltd. S-bright Hongdae S Solution B.O., Ltd. Gangnam Landmark 1st Co., Ltd. Shinhan-Daesung Contents Fund GIB Sinchon Co., Ltd. GIB HOMEPLUS. Co., Ltd. RICH GATE GANGSEO Co., Ltd. RICH GATE H BRIGHT WOONJEONG Co., Ltd. GIB Sahwa Co., Ltd. GIB Segyo Co., Ltd. S TIGER HD Co., Ltd. RICH GATE H 2ND Co., Ltd. GIB Pungmu Co., Ltd. S-Tiger 10th Co., Ltd. GIB YB Co., Ltd. Rich gate Shinseol Corp. S TIGER MOBILE INC. SOYANG 68 PTE. LTD.

2. Material accounting policies

The material accounting policies applied by the Group are as follows:

(a) Basis of financial statements preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), as prescribed in the *Article 5(1)1 Act on External Audit of Stock Companies*.

The financial statements for the current and comparative periods (December 31, 2025 and 2024) were prepared in accordance with the accounting policies described below.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss ("FVTPL") are measured at fair value
- financial instruments at fair value through other comprehensive income ("FVTOCI") are measured at fair value
- share-based payment arrangements are initially measured at fair value on grant date
- changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
- liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Bank's functional currency and the currency of the primary economic environment in which the Bank operates. Subsidiaries whose functional currency is not Korean won are as follows:

Functional currency	Subsidiaries
USD	Shinhan America, Shinhan Cambodia
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan, SBJ DNX
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	Shinhan Indonesia

2. Material accounting policies (continued)

(d) Use of estimates and judgements

In preparation of the financial statements according to K-IFRS, the use of estimates and assumptions is required for the application of accounting policies or matters affecting the reporting amounts of assets, liabilities and revenues and expenses as of December 31, 2025. When estimates and assumptions based on management's judgment as of December 31, 2025 differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions are continually reviewed, and changes in accounting estimates are recognized during the period in which the estimate is changed and the future period in which it will be affected. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 4.

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVTOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, '*Financial Instruments*'. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2025 are described in Note 3.

The Group estimates expected credit losses in accordance with K-IFRS No. 1109 '*Financial Instruments*' using future economic outlook information. Considering increased uncertainties in both domestic and international economies, such as inflation and rising market interest rates, The Group utilizes future economic outlook information on key variables such as GDP growth rate, consumer price index inflation rate, and unemployment rate to estimate forecasted default rates and loss rates upon default. The Group continually monitors the impact of domestic and international economic uncertainties on the economy. The effect of these uncertainties on the Group's expected credit losses is disclosed in Note 9, *Loan (b) changes in allowance for impairment and book value.*

(e) New and amended standards and interpretations

The Group has applied the following standards and interpretations for the first time for its annual reporting period commencing January 1, 2025.

i) Amendments to K-IFRS No. 1021, 'The Effects of Changes in Foreign Exchange Rates' and K-IFRS No. 1101, 'First-time adoption of Korean International Financial Reporting Standards ' – Lack of exchangeability

The amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. The above amendments are applied prospectively for annual reporting periods beginning on or after 1 January 2025 with earlier application permitted. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

2. Material accounting policies (continued)

(e) New and amended standards and interpretations (continued)

The following new and amended standards and interpretations that have been established or announced but have not been adopted by the Group since the effective date has not yet been reached.

i) K-IFRS No. 1109 'Financial Instruments' and K-IFRS No. 1107 'Financial Instruments: Disclosures' – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. The Group is currently assessing the impact of the amendments on the consolidated financial statements.

ii) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. There is no significant impact expected on the consolidated financial statements from these amendments.

- K-IFRS No. 1109 '*Financial Instruments*' – Derecognition of lease liabilities and transaction price
- K-IFRS No. 1110 '*Consolidated Financial Statements*' – Determination of 'de facto agent'
- K-IFRS No. 1101 '*First-time adoption of Korean International Financial Reporting Standards*' – Hedging accounting by a first-time adopter
- K-IFRS No. 1107 '*Financial Instruments: Disclosures*' – Gain or loss on derecognition
- K-IFRS No. 1007 '*Statement of Cash Flows*' – Cost method

iii) K-IFRS No. 1118 'Presentation and Disclosure in Financial Statements'

K-IFRS No. 1118 'Presentation and Disclosure in Financial Statements' replaces K-IFRS No. 1001 'Presentation of Financial Statements'. K-IFRS No. 1118 carries forward many of the requirements of K-IFRS No. 1001 without significant changes and introduces new requirements. Certain paragraphs of K-IFRS No. 1001 have been relocated to K-IFRS No. 1008 and K-IFRS No. 1107, and K-IFRS No. 1007 and K-IFRS No. 1033 have been amended.

- Presentation of specified categories and defined subtotals in the statement of profit or loss
- Disclosure of management-defined performance measures (MPMs) within the notes to the financial statements
- Improvements to aggregation and disaggregation requirements

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to K-IFRS No. 1007 and K-IFRS No. 1033, as well as the revised K-IFRS No. 1008 and K-IFRS No. 1107, will be effective upon the application of K-IFRS No. 1118. The Group is currently assessing the impact of the new accounting standard on consolidated financial statements.

(f) Approval date of the financial statements

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 4, 2026, and the consolidated financial statements will be submitted for approval to the stockholder's meeting held on March 20, 2026.

2. Material accounting policies (continued)

(g) Basis of consolidation

i) Subsidiaries

The Group establishes or invests in numerous structured entities; however, it does not directly or indirectly hold shares in these entities. When considering the terms of agreements under which the structured entities are established, if the Group is deemed to have the ability to obtain substantially all of the profits or losses from the operations of the structured entities and to exercise control over the activities of the structured entities that could significantly impact those profits or losses, it includes them in the consolidation scope.

There is no non-controlling interest in structured entities because the ownership interests in structured entities are shown as liabilities of the Group.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

(h) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, '*Income Taxes*'
- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, '*Employee Benefits*'
- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
- Reacquired rights are measured in accordance with special provisions
- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, '*Share-based Payment*'
- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, '*Non-current Assets Held for Sale and Discontinued Operations*'

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

2. Material accounting policies (continued)

(h) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:
the fair value of the consideration transferred; plus
the recognized amount of any non-controlling interests in the acquiree; plus
if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Principles ("GAAP").

(i) Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity's financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 to 50 percent of the voting power of another entity.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group's share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

2. Material accounting policies (continued)

(j) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer ("CEO") of the Bank as the chief operating decision maker.

(k) Foreign currency translation

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(l) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

2. Material accounting policies (continued)

(m) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVTOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVTOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVTOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVTOCI, or at FVTPL. Debt instruments are reclassified only when the Group's business model changes.

(1) Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the consolidated statement of comprehensive income.

2. Material accounting policies (continued)

(m) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

(2) Financial assets at FVTOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVTOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the consolidated statement of comprehensive income, respectively.

(3) Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVTOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

2. Material accounting policies (continued)

(n) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVTOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets	

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The 'lifetime' refers to the expected life to the contractual maturity of the financial asset.

i) Forward-looking information

The Group determines a material increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Group recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVTOCI

The expected credit loss on the financial assets at FVTOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

2. Material accounting policies (continued)

(o) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, after the initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

(1) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

2. Material accounting policies (continued)

(o) Derivative financial instruments (continued)

i) Hedge accounting (continued)

(2) Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

(3) Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "The Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Day one profit or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

2. Material accounting policies (continued)

(p) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset:

The estimated useful lives for the years ended December 31, 2025 and 2024 are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

(q) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Descriptions	Useful lives
Software	5 years or contract periods
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(r) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

2. Material accounting policies (continued)

(s) Leases

The Group leases various tangible assets, such as real estate and vehicles, and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)
- Variable lease payments depending on an index or a rate
- Amounts expected to be paid by the lessee under a residual value guarantee
- The exercise price under a purchase option that the lessee is reasonably certain to exercise
- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

The Group includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned. Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight line basis over the lease term.

Additional considerations for the Group's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Group considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

2. Material accounting policies (continued)

(t) Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2. Material accounting policies (continued)

(u) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debentures etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequently, after the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled, or expires).

(v) Paid-in capital

i) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

ii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent's ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, '*Business Combinations*' and the non-controlling interests share of changes in equity since the date of the combination.

2. Material accounting policies (continued)

(w) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

The Group's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

(x) Share-based payment transactions

The Group has granted share-based payment based on Shinhan Financial Group's share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Group has given to its executives and employees is measured in cash-settled.

(y) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

2. Material accounting policies (continued)

(z) Financial guarantee contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:
- Loss allowance in accordance with K-IFRS No.1109, *'Financial Instruments'*
- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, '*Revenue from Contracts with Customers'*

(aa) Recognition of revenues and expenses

The Group's revenues are recognized using five-step revenue recognition model as follows: (1) 'Identifying the contract' → (2) 'Identifying performance obligations' → (3) 'Determining the transaction price' → (4) 'Allocating the transaction price to performance obligations' → (5) 'Recognizing the revenue by satisfying performance obligations'.

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

(1) Fees that are an integral part of the effective interest rate of a financial instrument.
Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

(2) Fees earned as services are provided
Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

(3) Fees that are earned on the execution of a significant act
The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

2. Material accounting policies (continued)

(ab) Income tax

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Tax uncertainties arise from the Group's tax policies, which may lead to disputes with tax authorities regarding tax assessments due to the complexity of transactions or differences in tax interpretations. The Group accounts for these uncertainties in accordance with K-IFRIC 2123. Specifically, amounts paid to tax authorities as a result of assessments but expected to be refunded in the future are recognized as tax assets, while amounts expected to be paid as a result of tax audits are recognized as tax liabilities.

(ac) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

3. Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss to the Group, arising from a counterparty's failure to meet his or her contractual obligation, to which the Group is exposed. Credit risk is classified as the most important risk to be managed in the Group's business activities, and the management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities, drafts in the Group's asset portfolio and off-balance sheet items including loan commitments.

(a) Credit risk management

The Group's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Committee decides the credit risk management plan and the direction of the loan policy for the entire Bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of CCO, the chairman, CRO and the head of the Credit-related Business Group, the head of the Credit Planning Department, and the senior examination personnel to enhance the credit quality of the loan.

The risk management of the assets is primarily carried out by all operating units that hold and manage the assets subject to credit risk, and the credit risk management departments, such as the Risk Management Department and the Credit Planning Department, are responsible for managing the Bank's overall credit risk. The Risk Management Department and the Risk Engineering Department manage credit portfolio by managing credit risk limits and credit maximum exposure limits for the same parties, affiliates, industries, and countries set by the Risk Policy Committee. The Group also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through credit evaluation and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire Bank, and the Credit Assessment Department conducts independent credit rating and makes loan decisions. In addition, the Credit Review Department conducts individual credit review on large loans.

Each of the Group’s borrowers (retail and corporate borrowers) is granted a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s personal information, transaction performance with the Group and external credit rating information. For corporate borrowers, the credit rating is calculated by considering financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, and others. The credit rating, once granted serves as the fundamental instrument in the Group’s credit risk management and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and estimating allowance for credit loss.

The Group's credit evaluation system, which reflects the requirements of Basel III, consists of ACE (Automatic Credit Evaluation), credit evaluation system for retail SOHO with a maximum exposure of ₩1 billion or less, and Advanced Internal Rating System (AIRS).

The assessment of corporate loans is conducted through a collective decision-making system in an objective and discreet manner. Generally, the credit is approved by agreement between the branch's RM (Relationship Manager) and examination personnel of each business division. In case of a large or an important credit, the credit is approved by Credit Officer Committee, etc. In particular, the Credit Review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The credit for retail is evaluated in Retail Credit Assessment Department, by automated Credit Scoring System (CSS) based on objective and statistical methods and the Bank's credit policy.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Group operates an ongoing monitoring system for the regular management of individual credit. The examination personnel and RM are required to conduct loan reviews by automatically identifying companies among corporate loan clients that are expected to become insolvent. The Credit Review Department, independent of the business group, assesses the adequacy of loan review results and may request credit rating adjustment of the company if necessary. In accordance with these procedures, companies expected to become insolvent are classified as one of the following: an early warning company, a watchlist company or a normal company. Each classification is managed according to specific guidelines for each risk stage to prevent loan insolvency at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the Credit Planning Department calculates and manages industrial grades by analyzing and providing company information, along with industry trends.

(b) Risk limit management and risk mitigation policy

To control the credit risk of the Group at an appropriate level, the following risk limit management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.
- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits. The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limit management for credit risk management.
- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and submit it to the Risk Policy Committee.
- Each business unit monitors and complies with credit risk limits assigned to each business unit.
- The risk is reviewed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the individual, industry, and country.
- The maximum exposure for each borrower, including institutions, is managed by sub-level limits that are individually set for accounts in the consolidated financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.
- Actual maximum exposures against the limits are managed daily.
- Maximum credit risk exposure is managed by analyzing the interest and principal repayment ability of the borrower, and the loan limit may be subject to change if necessary.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk limit management and risk mitigation policy (continued)

Other risk management measures are as follows.

i) Collateral

The Group has adopted policies and procedures to mitigate credit risk. In general, collateral bond is used to reduce credit risk, and the Group has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage
- Real estate, inventories, account receivables, etc.
- Financial instruments such as debt securities and equity securities

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, to minimize losses due to credit risk, the Group requires additional collateral from the counterparty if there are indications of asset impairment.

Collateral for financial assets other than loans varies by the nature of the products. Except for special cases such as Asset Backed Securities (ABS), debt securities are unsecured in general.

ii) Derivative financial instruments

The Group maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Master netting arrangements

The Group limits its maximum exposure to credit losses by entering into master netting arrangements with counterparties in performing for a significant number of transactions.

Master netting arrangements generally do not result in offsetting assets and liabilities in the statement of financial position, as transactions are usually set at a gross amount basis. However, the right to offset, which is legally enforceable and affects the realization or settlement of individual financial assets and liabilities, may arise under master netting arrangements, and the credit risk of financial assets associated with this right is reduced by master netting arrangements within the scope of financial liabilities.

The Group's overall maximum exposure to credit risk that is part of master netting arrangements can vary substantially within a short period of time due to the influence of each transaction covered by the arrangements.

iv) Credit related contracts

Guarantees and credit allowances have the same credit risks as loans. As letter of credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk than a loan. The credit allowances arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In this regard, the Group is potentially exposed to the same amount as the total unused arrangements. The Group monitors the maturity of credit agreements because long-term contracts, in general, have greater credit risk than short-term ones.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since the initial recognition. When assessing a significant increase in credit risk, the Group uses the change in the risk of default occurring over the expected life of the financial assets instead of using the change in the amount of expected credit losses.

To make that assessment, the Group compares the risk of default on financial instruments at the end of the reporting period with the risk of default at the date of initial recognition. The Group also considers reasonable and supportable information available without undue cost or effort as indicative of significant increases in credit risk since the initial recognition. This information includes the default experience data held by the Group and the analysis by internal credit risk rating specialists.

i)-1. Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating, based on the borrower's information related to each individual exposure at the time of initial recognition, may change depending on the results of ongoing monitoring and reviews.

i)-2. Measuring term structure of probability of default

Internal credit risk rating is the primary input for determining the term structure for the risk of default. The Group gathers information by analyzing exposure to credit risk, default data for each type of product/borrower and the results of internal credit risk assessments. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default over the remaining life of the exposure from the accumulated data and to forecast changes in the estimated probability of default over time.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

i) Determining significant increases in credit risk since initial recognition (continued)

i)-3. Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk. These indicators generally include changes in the risk of default estimated from internal credit risk changes, qualitative factors, days of delinquency and other factors. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary or below	Loan classification of precautionary or below
Monitoring grade under early warning signal model	Monitoring grade under early warning signal model
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans identified with other indicators to confirm significant increases in credit risk
Loans identified with other indicators to confirm significant increases in credit risk	

The Group assumes the credit risk of financial instrument has increased significantly since the initial recognition if a specific exposure is past due more than 30 days. The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspectives.

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall represent proactive prediction than the days of delinquency criteria.
- As a result of applying the judgment criteria, there should be no excessively frequent changes between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial assets by comparing the risk of default at initial recognition based on the original, unmodified contractual terms with the risk of default at the end of the reporting period based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

iii) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g., breach of contractual terms)
- Quantitative factors (e.g., if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument.)
- Internal and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether default has occurred, and the extent thereof may vary.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information

The Group reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzes the historical and the scenario data, derives correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflects future forecast information through regression estimation. To reflect the internal and external economic uncertainties, the forward-looking information was updated by including an additional 'worst' case scenario in addition to existing three scenarios: 'upside', 'central' and 'downside'.

The economic variables considered by the Group for the years ended December 31, 2025 and 2024 are as follows for each scenario:

(1) Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2025.4Q	2026			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.9	2.8	2.0	2.0
Private consumption index (YoY %)	(-)	1.9	3.2	3.3	2.2	2.0
Facility investment growth rate (YoY %)	(-)	(1.7)	1.9	4.6	2.2	1.7
Consumer price index growth rate (%)	(+)	2.4	2.1	2.1	2.2	2.2
Current account balance (100 million dollars)	(-)	300	220	230	240	260
3-year government bond yields (%)	-	2.8	2.6	2.6	2.7	2.7

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(2) Central scenario

Major variables (*1) (*2) (*3)	Correlation	2025.4Q	2026			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.4	2.1	1.3	1.3
Private consumption index (YoY %)	(-)	1.9	2.7	2.6	1.2	1.2
Facility investment growth rate (YoY %)	(-)	(1.7)	1.3	3.9	1.8	1.0
Consumer price index growth rate (%)	(+)	2.4	1.6	1.8	2.0	2.0
Current account balance (100 million dollars)	(-)	300	210	220	230	250
3-year government bond yields (%)	-	2.8	2.3	2.4	2.4	2.5

(3) Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2025.4Q	2026			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.0	0.3	0.3
Private consumption index (YoY %)	(-)	1.9	1.4	1.0	0.4	0.5
Facility investment growth rate (YoY %)	(-)	(1.7)	(0.1)	2.4	1.2	0.4
Consumer price index growth rate (%)	(+)	2.4	1.6	1.7	1.8	1.8
Current account balance (100 million dollars)	(-)	300	190	200	210	230
3-year government bond yields (%)	-	2.8	2.1	1.9	1.6	1.7

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(3) Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401
3-year government bond yields (%)	-	4.6

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates, current account balance and 3-year government bond yields were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the macroeconomic indicators such as the composite stock price index in addition to the table above.
(*2) The Group reflected the forward-looking information, considering the default forecast period of the Group.
(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(1) Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025 1Q	2025 2Q	2025 3Q	2025 4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Current account balance (100 million dollars)	(-)	220	210	190	180	200
3-year government bond yields (%)	-	2.8	3.1	3.2	3.2	3.2

(2) Central scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025 1Q	2025 2Q	2025 3Q	2025 4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Current account balance (100 million dollars)	(-)	200	190	170	160	180
3-year government bond yields (%)	-	2.8	2.9	2.9	3.0	2.9

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(3) Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Current account balance (100 million dollars)	(-)	170	160	140	120	130
3-year government bond yields (%)	-	2.8	2.8	2.7	2.4	2.2

(4) Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401.1
3-year government bond yields (%)	-	6.18

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates, current account balance and 3-year government bond yields were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the macroeconomic indicators such as the composite stock price index in addition to the table above.
(*2) The Group reflected the forward-looking information, considering the default forecast period of the Group.
(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

The Group has been implementing various policy supports since 2020 in response to the economic downturn caused by COVID-19. The Group operates the financial relief programs such as deferral of interest payments and repayment in installments and manages credit risk of the loans under these programs by classifying those loans as Stage 2 and performing additional expected loss assessment to reflect the potential insolvency. In addition, the Group manages credit risk by conducting additional expected loss assessments for non-retail and retail SOHO loans from borrowers participating in deferral programs, along with loans extended under financial relief programs, and loans classified as having estimated losses.

As of December 31, 2025, excluding loans subject to interest payment deferrals and installment repayment deferrals, the borrower's exposures to non-retail and retail SOHO loans amounted to ₩428,098 million, and the allowances are ₩40,182 million.

As of December 31, 2025 and 2024, the exposure and allowances of loans to borrowers who applied for an extension of maturity and deferral of interest payments and repayment in installments are as follows:

		December 31, 2025	
		Exposure	Allowances
Deferral of interest payments	₩	28,616	2,982
Deferral of repayment in installments		201,830	19,498
Deferral of interest payments and repayment in installments		18,400	1,992
Extension of maturity (*)		3,471,702	49,845
	₩	3,720,548	74,317

(*) It includes exposures of ₩22,207 million and allowances of ₩2,324 million for loans applied for extension maturity.

		December 31, 2024	
		Exposure	Allowances
Deferral of interest payments	₩	31,930	4,686
Deferral of repayment in installments		345,989	29,311
Deferral of interest payments and repayment in installments		19,152	3,180
Extension of maturity (*)		4,114,716	63,409
	₩	4,511,787	100,586

(*) It includes exposures of ₩26,344 million and allowances of ₩2,563 million for loans applied for extension maturity.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

To reflect the internal and external uncertainties, the Group has also applied a 'worst' case scenario in addition to the three macroeconomic variable scenarios: 'upside', 'central' and 'downside', as of December 31, 2025. The probability weight of each scenario is determined by considering the probability distribution of the economic growth rate (GDP growth rate) estimated from each scenario's forecast that includes future projections provided by the internal expert group.

If the probability weights for each scenario are assumed to be 100% and the other assumptions are the same, the sensitivity analysis of the Group's expected credit loss provisions and their impact on provisions is as follows:

Scenarios	Probability weight		Hypothesis	Difference from book value
Upside	10%	₩	1,766,989	(148,953)
Central	35%		1,786,721	(129,222)
Downside	35%		1,820,891	(95,052)
Worst	20%		4,033,381	2,117,439

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)
- Loss given default (LGD)
- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method for measuring PD for those grades will be adjusted, and the PD for each grade will be estimated by considering the contractual maturity of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect the type/seniority of collateral, the type of borrower and the cost of recovery. In particular, LGD for retail loan products uses loan-to-value (LTV) as a key variable. The recovery rate used in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset. For loan commitments or financial guarantee contracts, EAD is calculated as the sum of the amount already withdrawn and the amount expected to be drawn in the future.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value (LTV)
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experiences.

vi) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security when it does not expect to the receive principal and interest. In general, the Group conducts a 'write-off' when it deems that the borrower lacks sufficient resources or income to repay the principal and interest. Such determination on writing-off is carried out in accordance with the internal rules of the Group. Apart from such process, the Group may continue to exercise its right of collection under its own recovery policy even after financial assets are written-off.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(d) Maximum exposure to credit risk

The Group's maximum exposure to credit risk of the financial instruments held as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Due from banks (*1) (*2):			
Banks	₩	4,145,652	4,086,315
Government/Public sector/Central bank/Etc.		24,554,298	25,818,517
		28,699,950	29,904,832
Loans at amortized cost (*1) (*2):			
Banks		3,166,873	3,712,764
Retail			
Mortgage lending		85,899,773	73,958,492
Others		110,819,388	114,000,573
		196,719,161	187,959,065
Government/Public sector/Central bank/Etc.		765,160	828,553
Corporate			
Large enterprises		64,841,365	63,822,400
Small and medium-sized enterprises		121,298,064	115,893,008
Specialized finance		15,535,146	15,365,166
Others		144	102
		201,674,719	195,080,676
Credit cards		225,910	259,759
		402,551,823	387,840,817
Loans at FVTPL (*2):			
Banks		129,110	99,158
Corporate			
Large enterprises		383,387	673,200
		512,497	772,358
Securities at FVTPL:			
Debt securities		29,602,305	25,563,324
Gold/Silver deposits		623,668	128,297
		30,225,973	25,691,621
Securities at FVTOCI (*1)		59,517,821	50,868,127
Securities at amortized cost (*1)		27,484,502	28,856,882
Derivative assets		5,101,885	7,403,480
Other financial assets (*1) (*3)		32,279,720	15,748,469
Off-balance sheet accounts:			
Guarantee contracts		26,062,310	22,375,557
Loan commitments and other credit related liabilities		122,645,460	124,477,235
		148,707,770	146,852,792
	₩	735,081,941	693,939,378

(*1) The maximum exposure amounts for due from banks, loans, securities, and other financial assets are measured as net of unamortized balances and allowances.
(*2) Due from banks and loans are classified into similar credit risk groups to ensure consistent calculating capital adequacy ratio under the New Basel Capital Accord (Basel III).
(*3) Other financial assets comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement receivables, suspense payments, etc.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2025 and 2024 are as follows:

		December 31, 2025								
		12-month expected loss		Life-time expected loss						Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:										
Banks	₩	4,006,861	142,221	-	121	-	4,149,203	(3,551)	4,145,652	-
Government/ Public sector/Central bank/Etc.		22,185,185	2,380,056	-	11	-	24,565,252	(10,954)	24,554,298	-
		26,192,046	2,522,277	-	132	-	28,714,455	(14,505)	28,699,950	-
Loans at amortized cost:										
Banks		1,686,062	1,302,909	183,147	-	-	3,172,118	(5,245)	3,166,873	171
Retail										
Residential real estate mortgage loan		81,899,736	394,802	1,923,306	1,534,264	199,173	85,951,281	(51,508)	85,899,773	82,639,729
Others		98,520,233	3,119,375	7,158,579	2,105,602	621,857	111,525,646	(706,258)	110,819,388	75,867,136
Government/ Public sector/Central bank/Etc.		395,669	88,555	281,392	-	-	765,616	(456)	765,160	-
Corporate										
Large enterprises		37,659,532	13,646,960	9,309,874	4,492,532	149,234	65,258,132	(416,767)	64,841,365	17,626,623
Small and medium-sized enterprises		61,004,461	29,705,195	11,381,909	19,624,436	485,752	122,201,753	(903,689)	121,298,064	92,251,719
Specialized finance		5,056,461	10,178,717	62,996	279,405	23,492	15,601,071	(65,925)	15,535,146	9,729,772
Others		-	31	-	147	-	178	(34)	144	-
Credit cards		16	225,204	4	2,831	3,814	231,869	(5,959)	225,910	117
		286,222,170	58,661,748	30,301,207	28,039,217	1,483,322	404,707,664	(2,155,841)	402,551,823	278,115,267
Securities at FVTOCI (*)		48,658,599	10,832,389	-	26,833	-	59,517,821	-	59,517,821	-
Securities at amortized cost		25,569,918	1,921,487	-	-	-	27,491,405	(6,903)	27,484,502	-
	₩	386,642,733	73,937,901	30,301,207	28,066,182	1,483,322	520,431,345	(2,177,249)	518,254,096	278,115,267

(*) Credit loss allowance recognized in other comprehensive income for securities at FVTOCI is ₩25,490 million.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024								
		12-month expected loss		Life-time expected loss						Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:										
Banks	₩	3,473,083	628,714	-	57	-	4,101,854	(15,539)	4,086,315	-
Government/ Public sector/Central bank/Etc.		23,840,431	1,981,443	-	3	-	25,821,877	(3,360)	25,818,517	-
		27,313,514	2,610,157	-	60	-	29,923,731	(18,899)	29,904,832	-
Loans at amortized cost:										
Banks		2,007,188	1,398,242	254,625	60,056	-	3,720,111	(7,347)	3,712,764	27,874
Retail										
Residential real estate mortgage loan		70,134,654	443,799	1,740,512	1,545,049	147,000	74,011,014	(52,522)	73,958,492	71,147,535
Others		99,113,851	2,756,783	9,723,079	2,474,506	621,738	114,689,957	(689,384)	114,000,573	76,763,505
Government/ Public sector/Central bank/Etc.		778,875	48,050	2,000	-	-	828,925	(372)	828,553	-
Corporate										
Large enterprises		39,505,236	12,092,507	7,716,042	4,820,616	89,479	64,223,880	(401,480)	63,822,400	16,143,699
Small and medium-sized enterprises		59,100,014	28,064,285	10,689,242	18,591,414	373,556	116,818,511	(925,503)	115,893,008	86,414,044
Specialized finance		3,859,902	11,022,828	65,131	435,784	33,320	15,416,965	(51,799)	15,365,166	8,224,532
Others		-	10	-	121	-	131	(29)	102	-
Credit cards		-	259,467	-	3,358	6,915	269,740	(9,981)	259,759	40
		274,499,720	56,085,971	30,190,631	27,930,904	1,272,008	389,979,234	(2,138,417)	387,840,817	258,721,229
Securities at FVTOCI (*)		42,086,127	8,721,241	10,034	50,725	-	50,868,127	-	50,868,127	-
Securities at amortized cost		26,642,247	2,219,343	-	3,644	-	28,865,234	(8,352)	28,856,882	-
	₩	370,541,608	69,636,712	30,200,665	27,985,333	1,272,008	499,636,326	(2,165,668)	497,470,658	258,721,229

(*) Credit loss allowance recognized in other comprehensive income for securities at FVTOCI are ₩19,747 million.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet accounts as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		12-month expected credit loss	Lifetime expected credit loss: Not impaired	Lifetime expected credit loss: Impaired	Total
Guarantee contracts:					
Grade 1	₩	20,391,883	968,117	-	21,359,999
Grade 2		4,529,025	161,508	-	4,690,533
Impaired		-	-	11,778	11,778
		24,920,908	1,129,624	11,778	26,062,310
Loan commitment and other credit related liabilities:					
Grade 1		95,941,492	8,378,556	104,320,048	125,680,048
Grade 2		16,506,653	1,818,759	18,325,411	23,015,944
Impaired		-	-	-	11,778
		112,448,145	10,197,315	122,645,460	148,707,770
	₩	137,369,053	11,326,939	11,778	148,707,770

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss: Not impaired	Lifetime expected credit loss: Impaired	Total
Guarantee contracts:					
Grade 1	₩	19,092,290	346,554	-	19,438,844
Grade 2		2,780,347	135,002	-	2,915,349
Impaired		-	-	21,364	21,364
		21,872,637	481,556	21,364	22,375,557
Loan commitment and other credit related liabilities:					
Grade 1		94,466,239	9,685,211	-	104,151,450
Grade 2		18,022,628	2,303,157	-	20,325,785
Impaired		-	-	-	-
		112,488,867	11,988,368	-	124,477,235
	₩	134,361,504	12,469,924	21,364	146,852,792

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Maximum exposure to credit risk by type of collateral for loans included in financial instruments held as of December 31, 2025 and 2024 is as follows:

		December 31, 2025			
		12-month expected credit loss	Lifetime expected credit loss		
			Not impaired	Impaired	Total
Guarantees	₩	59,149,121	9,655,448	300,127	69,104,696
Deposits and savings		2,478,945	364,252	1,143	2,844,339
Property and equipment		1,595,373	518,626	4,068	2,118,067
Real estate		180,801,011	27,315,418	514,609	208,631,038
	₩	244,024,450	37,853,744	819,947	282,698,140

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss		
			Not impaired	Impaired	Total
Guarantees	₩	53,922,559	11,706,851	367,860	65,997,270
Deposits and savings		2,159,969	353,204	3,942	2,517,115
Property and equipment		1,571,332	367,086	4,154	1,942,572
Real estate		165,655,115	25,105,379	308,613	191,069,107
	₩	223,308,975	37,532,520	684,569	261,526,064

iv) Maximum exposure to credit risk by loan-to value (LTV) ratio for residential mortgage loans included in financial instruments held as of December 31, 2025 and 2024 is as follows:

		December 31, 2025					
		LTV of residential mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	21,236,176	22,055,268	27,445,782	11,865,478	3,348,577	85,951,281
Less: allowance		(2,272)	(7,581)	(25,485)	(12,599)	(3,571)	(51,508)
	₩	21,233,904	22,047,687	27,420,297	11,852,879	3,345,006	85,899,773

		December 31, 2024					
		LTV of residential mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	20,462,593	19,339,535	21,885,467	9,007,041	3,316,378	74,011,014
Less: allowance		(2,269)	(7,570)	(24,712)	(12,337)	(5,634)	(52,522)
	₩	20,460,324	19,331,965	21,860,755	8,994,704	3,310,744	73,958,492

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments, Public sector, Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2025 and 2024, the amortized costs before modification amounted to ₩52,494million and ₩55,584 million, respectively, and the net losses resulting from the modification amounted to ₩19,022 million and ₩19,875 million, respectively.

ii) As of December 31, 2025 and 2024, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2025 and 2024 are nil and ₩20,702 million, respectively.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2025 and 2024, are ₩5,973,521million and ₩5,939,142million, respectively.

(h) As of December 31, 2025 and 2024, there are no assets acquired by the execution of collateral.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2025 and 2024 is as follows:

		December 31, 2025								
Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
Due from banks:										
Banks	₩	435,555	1,182,925	11,694	198,936	363,081	51,766	644,421	1,257,274	4,145,652
Government/Public sector/Central bank/Etc.		14,374,524	5,354,336	-	2,137,190	23,001	403,612	303,764	1,957,871	24,554,298
		14,810,079	6,537,261	11,694	2,336,126	386,082	455,378	948,185	3,215,145	28,699,950
Loans at amortized cost:										
Banks		887,117	3,290	164,449	22,016	-	594,928	362,300	1,132,773	3,166,873
Retail										
Residential real estate mortgage loan		74,641,329	334,272	1,929	5,422,080	754	3,000,933	656,333	1,842,143	85,899,773
Others		107,131,593	260,252	6,092	42,174	3,049	1,587,486	1,152,489	636,253	110,819,388
Government/Public sector/Central bank/Etc.		521,616	-	-	-	155,022	-	-	88,522	765,160
Corporate										
Large enterprises		53,203,040	2,507,571	464,454	612,801	25,874	2,481,723	1,938,834	3,607,068	64,841,365
Small and medium-sized enterprises		104,371,440	1,443,737	214,543	7,092,110	137,924	1,933,892	1,537,177	4,567,241	121,298,064
Specialized finance		12,303,351	1,280,462	404,907	497,264	42,310	50,414	-	956,438	15,535,146
Others		130	14	-	-	-	-	-	-	144
Credit cards		12,555	1,330	68	33	49	210,453	134	1,288	225,910
		353,072,171	5,830,928	1,256,442	13,688,478	364,982	9,859,829	5,647,267	12,831,726	402,551,823
Loans at FVTPL:										
Banks		129,110	-	-	-	-	-	-	-	129,110
Corporate										
Large enterprises		383,387	-	-	-	-	-	-	-	383,387
		512,497	-	-	-	-	-	-	-	512,497
Securities at FVTPL:										
Debt securities		29,043,088	129,124	17,091	5,711	7,399	-	794	399,098	29,602,305
Gold/Silver deposits		-	-	623,668	-	-	-	-	-	623,668
		29,043,088	129,124	640,759	5,711	7,399	-	794	399,098	30,225,973
Securities at FVTOCI		49,589,864	4,775,965	724,842	661,701	71,483	42,978	752,299	2,898,689	59,517,821
Securities at amortized cost		25,755,717	100,114	-	432,067	-	457,235	96,367	643,002	27,484,502
Derivative assets		3,913,212	413,520	16,482	149,281	79,052	988	83	529,267	5,101,885
Off-balance sheet accounts:										
Guarantee contracts		23,243,208	802,192	273,331	38,669	26,576	202,498	734,356	741,480	26,062,310
Loan commitments and other credit related liabilities		113,118,379	1,222,300	257,474	541,446	125,099	2,458,095	915,588	4,007,079	122,645,460
	₩	613,058,215	19,811,404	3,181,024	17,853,479	1,060,673	13,477,001	9,094,939	25,265,486	702,802,221

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2025 and 2024 is as follows: (continued)

		December 31, 2024								
Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
Due from banks:										
Banks	₩	664,482	1,176,173	31,085	157,351	305,647	483,269	682,268	586,040	4,086,315
Government/Public sector/Central bank/Etc.		20,545,937	1,018,284	-	1,914,100	6,030	334,211	360,451	1,639,504	25,818,517
		21,210,419	2,194,457	31,085	2,071,451	311,677	817,480	1,042,719	2,225,544	29,904,832
Loans at amortized cost:										
Banks		1,248,577	3,453	149,359	117,814	48,936	520,824	775,287	848,514	3,712,764
Retail										
Residential real estate mortgage loan		65,220,199	294,482	2,193	5,123,151	1,139	840,069	673,083	1,804,176	73,958,492
Others		108,842,220	211,369	4,831	42,400	2,248	3,031,280	1,321,153	545,072	114,000,573
Government/Public sector/Central bank/Etc.		589,513	-	-	-	191,011	-	-	48,029	828,553
Corporate										
Large enterprises		53,897,230	2,225,088	207,053	513,441	44,655	2,159,741	1,854,917	2,920,275	63,822,400
Small and medium-sized enterprises		100,354,854	1,573,292	185,932	6,063,689	151,756	2,137,709	1,270,747	4,155,029	115,893,008
Specialized finance		12,469,689	1,162,489	210,649	497,977	22,011	5,319	-	997,032	15,365,166
Others		96	6	-	-	-	-	-	-	102
Credit cards		13,476	1,315	112	63	36	243,117	179	1,461	259,759
		342,635,854	5,471,494	760,129	12,358,535	461,792	8,938,059	5,895,366	11,319,588	387,840,817
Loans at FVTPL:										
Banks		99,158	-	-	-	-	-	-	-	99,158
Corporate										
Large enterprises		673,200	-	-	-	-	-	-	-	673,200
		772,358	-	-	-	-	-	-	-	772,358
Securities at FVTPL:										
Debt securities		25,041,403	105,048	4,617	1,204	2,564	-	187	408,301	25,563,324
Gold/Silver deposits		-	-	128,297	-	-	-	-	-	128,297
		25,041,403	105,048	132,914	1,204	2,564	-	187	408,301	25,691,621
Securities at FVTOCI		43,293,395	3,701,506	395,953	564,635	35,026	50,368	681,348	2,145,896	50,868,127
Securities at amortized cost		26,768,769	98,874	-	499,988	-	755,685	116,944	616,622	28,856,882
Derivative assets		5,845,558	456,097	40,914	152,554	130,424	184	42	777,706	7,403,480
Off-balance sheet accounts:										
Guarantee contracts		20,364,259	579,425	250,938	44,186	9,663	199,535	511,891	415,660	22,375,557
Loan commitments and other credit related liabilities		112,697,249	1,536,288	255,740	527,689	86,225	2,241,687	2,038,596	5,093,761	124,477,235
	₩	598,629,264	14,143,189	1,867,673	16,220,242	1,037,371	13,002,998	10,287,093	23,003,078	678,190,909

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities as of December 31, 2025 and 2024 are as follows:

Division (*)		December 31, 2025								
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Due from banks:										
Banks	₩	4,145,652	-	-	-	-	-	-	-	4,145,652
Government/Public sector/Central bank/Etc.		24,554,298	-	-	-	-	-	-	-	24,554,298
		28,699,950	-	-	-	-	-	-	-	28,699,950
Loans at amortized cost:										
Banks		2,869,584	-	-	-	-	-	297,289	-	3,166,873
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	85,899,773	85,899,773
Others		-	-	-	-	-	-	-	110,819,388	110,819,388
Government/Public sector/Central bank/Etc.		728,854	-	-	-	-	-	36,306	-	765,160
Corporate										
Large enterprises		8,309,039	30,145,682	6,299,193	1,722,512	2,105,256	1,159,666	15,100,017	-	64,841,365
Small and medium-sized enterprises		1,354,801	31,879,293	16,228,535	33,647,473	1,984,675	5,142,561	31,060,726	-	121,298,064
Specialized finance		4,173,399	176,917	-	6,335,843	195,717	29,998	4,623,272	-	15,535,146
Others		-	-	23	9	-	-	112	-	144
Credit cards		-	-	-	-	-	-	-	225,910	225,910
		17,435,677	62,201,892	22,527,751	41,705,837	4,285,648	6,332,225	51,117,722	196,945,071	402,551,823
Loans at FVTPL:										
Banks		-	-	-	-	99,327	-	29,783	-	129,110
Corporate										
Large enterprises		-	347,825	-	29,846	-	-	5,716	-	383,387
		-	347,825	-	29,846	99,327	-	35,499	-	512,497
Securities at FVTPL:										
Debt securities		12,344,041	2,237,776	1,340,928	1,024,550	227,218	29,412	12,398,380	-	29,602,305
Gold/Silver deposits		623,668	-	-	-	-	-	-	-	623,668
		12,967,709	2,237,776	1,340,928	1,024,550	227,218	29,412	12,398,380	-	30,225,973
Securities at FVTOCI		34,209,247	1,386,179	339,769	798,963	402,885	9,996	22,370,782	-	59,517,821
Securities at amortized cost		6,874,587	-	-	726,436	259,342	-	19,624,137	-	27,484,502
Derivative assets		4,020,667	825,748	13,573	19,780	2,272	329	219,516	-	5,101,885
Off-balance sheet accounts:										
Guarantee contracts		5,658,030	12,416,912	3,614,650	290,465	214,178	59,521	3,807,676	878	26,062,310
Loan commitments and other credit related liabilities		18,458,296	30,291,325	10,122,671	5,088,803	1,631,598	289,679	15,640,106	41,122,982	122,645,460
	₩	128,324,163	109,707,657	37,959,342	49,684,680	7,122,468	6,721,162	125,213,818	238,068,931	702,802,221

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities as of December 31, 2025 and 2024 are as follows: (continued)

Division (*)		December 31, 2024								
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Due from banks:										
Banks	₩	4,086,315	-	-	-	-	-	-	-	4,086,315
Government/Public sector/Central bank/Etc.		25,818,517	-	-	-	-	-	-	-	25,818,517
		29,904,832	-	-	-	-	-	-	-	29,904,832
Loans at amortized cost:										
Banks		3,150,290	-	-	-	-	-	562,474	-	3,712,764
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	73,958,492	73,958,492
Others		-	-	-	-	-	-	-	114,000,573	114,000,573
Government/Public sector/Central bank/Etc.		788,375	-	-	-	-	-	40,178	-	828,553
Corporate										
Large enterprises		10,218,176	28,845,763	5,615,839	2,912,391	1,666,308	973,405	13,590,518	-	63,822,400
Small and medium-sized enterprises		1,451,597	32,074,900	16,419,991	31,446,609	2,144,325	4,867,080	27,488,506	-	115,893,008
Specialized finance		3,850,453	73,575	-	7,110,748	198,799	16,488	4,115,103	-	15,365,166
Others		-	9	23	2	-	-	68	-	102
Credit cards		-	-	-	-	-	-	-	259,759	259,759
		19,458,891	60,994,247	22,035,853	41,469,750	4,009,432	5,856,973	45,796,847	188,218,824	387,840,817
Loans at FVTPL:										
Banks		-	-	-	-	99,158	-	-	-	99,158
Corporate										
Large enterprises		-	347,469	298,784	-	-	-	26,947	-	673,200
		-	347,469	298,784	-	99,158	-	26,947	-	772,358
Securities at FVTPL:										
Debt securities		11,507,710	2,073,736	949,277	727,575	262,694	58,226	9,984,106	-	25,563,324
Gold/Silver deposits		128,297	-	-	-	-	-	-	-	128,297
		11,636,007	2,073,736	949,277	727,575	262,694	58,226	9,984,106	-	25,691,621
Securities at FVTOCI		27,149,797	1,524,995	499,697	595,045	603,721	-	20,494,872	-	50,868,127
Securities at amortized cost		9,524,144	9,984	-	420,773	238,663	-	18,663,318	-	28,856,882
Derivative assets		5,433,108	1,262,904	26,101	39,698	6,003	1,616	634,051	-	7,403,480
Off-balance sheet accounts:										
Guarantee contracts		3,658,099	11,688,078	3,531,512	92,072	179,255	115,113	3,098,449	12,979	22,375,557
Loan commitments and other credit related liabilities		18,210,834	33,378,033	9,660,680	3,599,734	1,682,418	397,504	16,285,231	41,262,801	124,477,235
	₩	124,975,712	111,279,446	37,001,904	46,944,647	7,081,344	6,429,432	114,983,821	229,494,604	678,190,909

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

3. Financial risk management (continued)

3-2. Market risk

Market risk is the risk of loss that can be caused by changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. The Group manages securities, foreign exchange positions, derivative financial instruments, etc. held for the purpose of obtaining short-term trading gains as trading positions. In addition, the Group manages interest-sensitive assets consisting of loans, deposits, and debt securities not for the purpose of obtaining short-term trading gains, interest-sensitive liabilities consisting of deposits, borrowings, and debt securities issued, and interest-sensitive derivatives used as hedging instruments as non-trading position.

The Group carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and middle office functions for all operating departments and desks.

The basis of market risk management is limit management to maintain the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the risk limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering Department monitors the operating status independently from the operating department and reports regularly to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

The transaction data of foreign exchange, stocks, bonds, and derivatives, which are subject to measurement of market risk in trading positions, are managed by entering transactions into the front system and automatically interface with the Market Risk Management System (MARS) to measure daily risk and limit management. In addition, to supplement risk measurement through statistical methods and to manage the sensitivity and the size of losses in a dynamic economic environment, stress testing is regularly conducted to ensure that losses are managed within a certain range in the event of the Group crisis.

i) Measurement method on market risk arising from trading positions

The Bank calculates the market risk arising from all trading position using the standardised approach for market risk prescribed by the Basel Committee on Banking Supervision, which is reflected in the Detailed Regulations on Supervision of Banking Business <Attachment 3-2>. For market risks arising from trading positions, regulatory capital will be broken down into sensitivity-based risks, default risks, residual risks, and structural foreign exchange positions.

- Sensitivity-based risk refers to linear and non-linear losses that can be caused by unfavorable changes in credit spread, stock prices, foreign exchange rates, commodity prices, etc.
- Default risk refers to losses that can occur due to a sudden default that was not considered in the sensitivity-based risk.
- Residual risk refers to losses that can occur due to factors that were not considered in neither sensitivity-based nor default risk.
- Structural foreign exchange positions refer to foreign exchange positions that are excluded from the calculation of regulatory capital for market risk with the approval of the Governor of the Financial Supervisory Service regarding amounts invested in foreign currencies, such as equity investment and general working capital to overseas branch.

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

i) Measurement method on market risk arising from trading positions (continued)

The limit for each type of market risk is set within the Bank's total risk limit and is calculated using the revised standardised approach for market risk based on Basel III and used as a means of market risk management. The Risk Engineering Department manages the limits set by the Risk Management Committee or the Risk Policy Committee. For the efficient management of foreign exchange, stocks, bonds, and derivatives, the market risk limits are set by all administration, management department, and desk, and compliance with the limits is monitored first on a daily basis. If the set limit is exceeded, the head of the operation department reports the details of the excess, the reason for any excess, and the resolution to the head of the group to reduce it within the next working day.

ii) Risk of trading positions

The regulatory capital for market risk as of December 31, 2025 and 2024 under the Basel III revised standardised approach are as follows:

		December 31, 2025	December 31, 2024
Sensitivity risk			
GIRR (*1)	₩	126,382	116,501
CSR (non-securitization) (*2)		148,185	129,603
CSR (securitization: Non-CTP) (*3)		25,290	27,930
Equity securities		25,676	28,582
Foreign currency		454,808	368,999
Commodity		287	199
		780,628	671,814
Default risk			
Non-securitization		111,847	98,699
Securitization (excludes CTP) (*3)		58,280	60,866
		170,127	159,565
Residual risks		4,576	2,984
	₩	955,331	834,363

(*1) GIRR (General Interest Rate Risk)
(*2) CSR (Credit Spread Risk)
(*3) CTP (Correlation Trading Portfolio)

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading positions is the interest rate risk. Accordingly, the Group measures and manages market risk for non-trading positions by considering the effects of interest rate changes on both its net asset value and net interest income.

The Group carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Group measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Limits for interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Group calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB standardised approach interest rate scenario provided by the Bank for International Settlements (“BIS”). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standardised approach.

In order to calculate the interest rate risk, the Group uses the six scenarios defined by the Basel Committee, 1) Parallel shock up, 2) Parallel shock down, 3) Steepener shock, 4) Flattener shock, 5) Short rates shock up, and 6) Short rates shock down. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes in profit or loss (EaR: Earnings at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected decline in EVE) and EaR (maximum expected earnings volatility based on changes in NII) for non-trading positions which were measured by the IRRBB standardised approach provided by BIS as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest rate VaR	₩	1,399,226	1,508,514
Interest rate EaR		255,874	406,207

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Group's foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Group's foreign exchange position is centralized at the S&T Center. Dealers in S&T Center manage the Group's overall position within the set limits through trading of spot exchange and foreign currency related derivatives. The Group's foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		USD	JPY	EUR	CNY	Others	Total
Assets							
Cash and due from banks	₩	12,238,086	2,658,255	133,838	599,801	5,650,188	21,280,168
Securities at FVTPL		1,995,957	358	538,390	-	689,080	3,223,785
Derivative assets		136,040	72	6,175	83	21,173	163,543
Loans at amortized cost		25,573,733	14,457,433	2,086,458	4,891,534	15,921,877	62,931,035
Securities at FVTOCI		9,716,144	203,181	337,309	743,545	2,078,926	13,079,105
Securities at amortized cost		260,916	432,333	-	96,420	1,131,819	1,921,488
Other financial assets		8,896,608	2,705,619	1,774,753	201,174	1,669,790	15,247,944
		58,817,484	20,457,251	4,876,923	6,532,557	27,162,853	117,847,068
Liabilities							
Deposits		30,381,241	18,204,231	2,205,149	4,893,794	17,121,522	72,805,937
Financial liabilities at FVTPL		-	-	-	-	1,522,071	1,522,071
Derivative liabilities		280,901	3,171	930	68	29,443	314,513
Borrowings		9,137,424	1,188,064	422,059	6,388	1,449,601	12,203,536
Debt securities issued		7,339,777	426,698	842,860	-	1,695,143	10,304,478
Other financial liabilities		10,417,399	861,743	909,968	786,180	1,755,292	14,730,582
		57,556,742	20,683,907	4,380,966	5,686,430	23,573,072	111,881,117
Net on-balance sheet assets (liabilities)		1,260,742	(226,656)	495,957	846,127	3,589,781	5,965,951
Off-balance sheet items							
Derivative exposures		653,919	545,856	(8,088)	(904)	(1,048,800)	141,983
Net position	₩	1,914,661	319,200	487,869	845,223	2,540,981	6,107,934

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024					
	USD	**JPY**	**EUR**	**CNY**	**Others**	**Total**
Assets						
Cash and due from banks ₩	10,701,013	2,494,360	156,557	708,235	5,009,576	19,069,741
Securities at FVTPL	1,814,736	187	413,992	-	161,392	2,390,307
Derivative assets	322,349	-	10,034	42	18,879	351,304
Loans at amortized cost	25,629,728	13,073,162	1,788,777	4,873,899	14,065,607	59,431,173
Securities at FVTOCI	7,698,095	171,177	17,236	681,404	1,427,471	9,995,383
Securities at amortized cost	229,715	500,269	-	117,008	1,375,995	2,222,987
Other financial assets	3,995,113	1,264,206	190,012	355,004	743,010	6,547,345
	50,390,749	17,503,361	2,576,608	6,735,592	22,801,930	100,008,240
Liabilities						
Deposits	27,482,759	15,731,974	1,192,384	5,229,985	15,161,598	64,798,700
Financial liabilities at FVTPL	-	-	-	-	597,058	597,058
Derivative liabilities	471,961	-	1,768	35	35,316	509,080
Borrowings	7,808,458	1,356,864	280,140	544	785,521	10,231,527
Debt securities issued	7,831,961	168,566	764,365	-	1,865,788	10,630,680
Other financial liabilities	4,652,242	936,154	229,063	652,514	993,771	7,463,744
	48,247,381	18,193,558	2,467,720	5,883,078	19,439,052	94,230,789
Net on-balance sheet assets (liabilities)	2,143,368	(690,197)	108,888	852,514	3,362,878	5,777,451
Off-balance sheet items						
Derivative exposures	(264,465)	879,773	(734,747)	(377,318)	(61,383)	(558,140)
Net position ₩	1,878,903	189,576	(625,859)	475,196	3,301,495	5,219,311

3. Financial risk management (continued)

3-3. Liquidity risk

The Group performs decision-making functions related to liquidity risk management, such as policy formulation and detailed limit setting, at the Risk Policy Committee. Following these principles and within the established limits, subsidiary including overseas branches, treasury departments, trust departments, and comprehensive finance departments, recognize and manage liquidity risk as their primary responsibility. The Risk Management Department and Risk Engineering Department support the Risk Policy Committee in decisions related to liquidity risk, monitor liquidity risk tolerance limits, and evaluate and manage entire liquidity risk for the Group.

The Group manages liquidity risk based on following basic principles:

- Raise funding in sufficient amounts at the optimal time and reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Develop a funding strategy that effectively diversifies the sources and maturities of funds to minimize losses and secure stable revenue;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and
- Consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on Korean won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers' behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	31,041,881	481,917	39,857	23,962	-	-	31,587,617
Securities at FVTPL		26,078,068	5,047	20,919	37,536	644,979	3,723,127	30,509,676
Derivative assets		5,041,930	4,997	6,612	10,759	28,474	12,492	5,105,264
Loans at amortized cost		23,751,227	45,220,692	59,120,519	93,808,405	129,431,961	129,237,802	480,570,606
Loans at FVTPL		80,755	410,157	-	-	25,546	-	516,458
Securities at FVTOCI		51,260,095	940,000	290,000	1,228,500	6,873,616	454,346	61,046,557
Securities at amortized cost		641,163	2,289,516	1,263,961	2,781,738	20,543,564	1,941,073	29,461,015
Other financial assets		29,465,616	-	-	157,354	-	1,191,110	30,814,080
	₩	167,360,735	49,352,326	60,741,868	98,048,254	157,548,140	136,559,950	669,611,273
Liabilities								
Deposits	₩	223,961,179	53,041,259	52,680,586	81,507,736	30,225,199	2,236,541	443,652,500
Financial liabilities at FVTPL		1,522,071	-	-	-	-	-	1,522,071
Derivative liabilities		4,425,187	14,535	17,679	31,857	98,583	14,212	4,602,053
Borrowings		8,883,687	4,281,786	4,242,613	4,879,859	6,173,070	1,531,157	29,992,172
Debt securities issued		2,228,114	5,624,782	6,183,281	10,734,115	18,158,424	3,077,545	46,006,261
Financial liabilities designated at FVTPL		-	52,255	173,332	-	104,600	-	330,187
Other financial liabilities		38,365,106	31,078	42,916	168,918	261,338	86,232	38,955,588
	₩	279,385,344	63,045,695	63,340,407	97,322,485	55,021,214	6,945,687	565,060,832

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial assets (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	31,704,594	426,620	56,648	13,021	-	-	32,200,883
Securities at FVTPL		21,938,609	14,195	29,497	25,033	599,403	3,343,577	25,950,314
Derivative assets		7,338,369	4,823	6,653	11,644	42,939	15,619	7,420,047
Loans at amortized cost		23,834,792	45,021,946	60,890,618	88,979,260	125,639,751	116,459,150	460,825,517
Loans at FVTPL		235,288	406,680	99,122	-	31,268	-	772,358
Securities at FVTOCI		43,564,053	677,886	460,000	2,098,000	4,652,343	751,053	52,203,335
Securities at amortized cost		872,036	3,073,685	3,118,368	3,054,209	19,097,351	1,570,192	30,785,841
Other financial assets		12,970,279	-	-	203,422	-	1,189,598	14,363,299
	₩	142,458,020	49,625,835	64,660,906	94,384,589	150,063,055	123,329,189	624,521,594
Liabilities								
Deposits	₩	211,836,476	48,151,517	54,964,267	75,175,644	29,488,535	1,765,495	421,381,934
Financial liabilities at FVTPL		597,058	-	-	-	-	-	597,058
Derivative liabilities		6,931,848	26,002	38,078	75,497	269,229	58,032	7,398,686
Borrowings		4,946,616	3,433,175	4,482,211	4,242,693	4,774,014	1,445,489	23,324,198
Debt securities issued		2,357,409	5,694,038	6,332,631	11,205,578	21,677,572	2,873,662	50,140,890
Financial liabilities designated at FVTPL		-	2,255	60,822	-	220,987	-	284,064
Other financial liabilities		23,430,247	30,615	42,376	163,736	296,028	71,129	24,034,131
	₩	250,099,654	57,337,602	65,920,385	90,863,148	56,726,365	6,213,807	527,160,961

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(b) Contractual maturities for off-balance sheet items

Financial guarantees such as guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet accounts as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Guarantee contracts	₩	26,062,310	22,375,557
Loan commitments and other credit related liabilities		122,645,460	124,477,235
	₩	148,707,770	146,852,792

3. Financial risk management (continued)

3-4. Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices at each period end. The published market prices of financial instruments being held by the Group are based on Dealer price quotations provided by the trading agencies.

The fair value of financial instruments not traded in active markets, such as OTC (Over-the-Counter market) derivatives, is determined using valuation methods or utilizing independent external valuation agency's valuation results.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the current market conditions as of the end of the reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2025 and 2024 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2025			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	506,781	5,716	512,497
Securities at FVTPL:					
Debt securities		5,742,318	17,816,015	6,043,972	29,602,305
Equity securities		55,071	95,167	133,465	283,703
Gold/Silver deposits		623,668	-	-	623,668
		6,421,057	17,911,182	6,177,437	30,509,676
Derivative assets:					
Trading		398	5,038,707	69	5,039,174
Hedging		-	62,711	-	62,711
		398	5,101,418	69	5,101,885
Securities at FVTOCI:					
Debt securities		13,051,937	46,465,883	-	59,517,820
Equity securities		993,091	-	535,646	1,528,737
		14,045,028	46,465,883	535,646	61,046,557
	₩	20,466,483	69,985,264	6,718,868	97,170,615
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	287,849	-	287,849
Financial liabilities at FVTPL:					
Gold/Silver deposits		1,522,071	-	-	1,522,071
Derivative liabilities:					
Trading		4,936	4,408,555	3,967	4,417,458
Hedging		-	277,190	153,817	431,007
		4,936	4,685,745	157,784	4,848,465
	₩	1,527,007	4,973,594	157,784	6,658,385

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2025 and 2024 by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	745,412	26,946	772,358
Securities at FVTPL:					
Debt securities		3,956,077	16,185,786	5,421,461	25,563,324
Equity securities		46,936	64,277	147,480	258,693
Gold/Silver deposits		128,297	-	-	128,297
		4,131,310	16,250,063	5,568,941	25,950,314
Derivative assets:					
Trading		819	7,334,854	110	7,335,783
Hedging		-	67,697	-	67,697
		819	7,402,551	110	7,403,480
Securities at FVTOCI:					
Debt securities		11,499,318	39,368,808	-	50,868,126
Equity securities		866,957	-	468,251	1,335,208
		12,366,275	39,368,808	468,251	52,203,334
	₩	16,498,404	63,766,834	6,064,248	86,329,486
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	261,299	-	261,299
Financial liabilities at FVTPL:					
Gold/Silver deposits		597,058	-	-	597,058
Derivative liabilities:					
Trading		387	6,915,871	2,098	6,918,356
Hedging		-	410,733	207,697	618,430
		387	7,326,604	209,795	7,536,786
	₩	597,445	7,587,903	209,795	8,395,143

ii) There were no transfers between level 1 and level 2 financial instruments measured at fair value for the years ended December 31, 2025 and 2024.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iii) Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩	26,946	5,568,941	468,251	110	(209,795)	5,854,453
Total gain or loss:							
Recognized in profit or loss (*1)		(21,230)	101,989	-	3	35,286	116,048
Recognized in other comprehensive income		-	-	57,715	-	-	57,715
Purchases/issues		-	1,137,877	9,948	-	(16,827)	1,130,998
Settlements		-	(643,986)	(268)	(63)	33,552	(610,765)
Transfer to Level 3 (*2)		-	16,629	-	23	-	16,652
Transfer from Level 3 (*2)		-	(4,013)	-	(4)	-	(4,017)
Ending balance	₩	5,716	6,177,437	535,646	69	(157,784)	6,561,084

		December 31, 2024					
		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩	21,261	4,630,542	527,437	59	(224,195)	4,955,104
Total gain or loss:							
Recognized in profit or loss (*1)		2,185	149,084	-	(103)	17,144	168,310
Recognized in other comprehensive loss		-	-	(62,772)	-	-	(62,772)
Purchases/issues		25,000	1,370,505	3,616	186	(2,744)	1,396,563
Settlements		(21,500)	(461,052)	(30)	(3,963)	-	(486,545)
Transfer to Level 3 (*2)		-	7,641	-	3,931	-	11,572
Transfer from Level 3 (*2)		-	(127,779)	-	-	-	(127,779)
Ending balance	₩	26,946	5,568,941	468,251	110	(209,795)	5,854,453

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial assets measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 are as follows: (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 and gains or losses related to financial instruments that the Group held as of December 31, 2025 and 2024 are presented in the consolidated statements of comprehensive income as follows:

		December 31, 2025		December 31, 2024	
		Gains recognized in profit or loss	Gains recognized in profit or loss for financial instruments held at the end of the year	Gains recognized in profit or loss	Gains recognized in profit or loss for financial instruments held at the end of the year
Net gain on financial instruments at FVTPL	₩	80,042	82,520	151,812	164,456
Net other operating income		36,006	36,006	16,498	16,498
	₩	116,048	118,526	168,310	180,954

(*2) Changes in the availability of observable market data for the financial instruments have resulted in transfers between levels. The Group has recognized changes in levels at the end of the reporting period when events or situations that cause transfers between levels occur.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

(1) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024 are as follows:

	December 31, 2025				
	Type of financial instruments		**Carrying amount**	**Valuation techniques**	**Inputs**
Financial assets					
Loans at FVTPL		₩	506,781	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		17,816,015	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets; such as stocks and bonds
	Equity securities		95,167	Net asset value	Price of underlying assets; such as stocks and bonds
			17,911,182		
Derivative assets	Trading		5,038,707	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		62,711		
			5,101,418		
Securities at FVTOCI	Debt securities		46,465,883	Discounted cash flow	Discount rate
		₩	69,985,264		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	287,849	Option model	Discount rate, volatility
Derivative liabilities	Trading		4,408,555	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		277,190		
			4,685,745		
		₩	4,973,594		

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(1) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	745,412	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,185,786	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets; such as stocks and bonds
	Equity securities		64,277	Net asset value	Price of underlying assets; such as stocks and bonds
			16,250,063		
Derivative assets	Trading		7,334,854	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		67,697		
			7,402,551		
Securities at FVTOCI	Debt securities		39,368,808	Discounted cash flow	Discount rate
		₩	63,766,834		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	261,299	Option model	Discount rate, volatility
Derivative liabilities	Trading		6,915,871	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		410,733		
			7,326,604		
		₩	7,587,903		

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

	December 31, 2025						
	Valuation technique	Type of financial instruments	Carrying amount	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial assets							
Loans at FVTPL	Option model (*1)	Loans	₩ 5,716	Volatility of underlying assets, Discount rate	Volatility of underlying assets	24.98%	The higher the volatility, the higher the volatility of fair value
Securities at FVTPL	Net asset value method, Option model (*1) (*2)	Debt securities	6,043,972	Volatility of underlying assets, Discount rate, Liquidation value	Volatility of underlying assets, Discount rate, Liquidation value	22.04%~42.44% 8.93% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; Fair value increases as liquidation value increases
	Discounted cash flow, Comparable company analysis	Equity securities	133,465	Volatility of underlying assets, Discount rate, Stock price, Growth rate, Liquidation value	Volatility of underlying assets, Discount rate, Growth rate, Liquidation value	0% 5.05%~13.51% 0% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value; Fair value increases as liquidation value increases
			6,177,437				
Derivative assets	Option model (*2)	Equity and foreign exchange related	69	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	39.48%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	535,646	Volatility of underlying assets, Discount rate, Stock price, Growth rate, Liquidation value	Volatility of underlying assets, Discount rate, Growth rate, Liquidation value	23.87% 6.8%~13.06% 0% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value; Fair value increases as liquidation value increases
			₩ 6,718,868				

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

	December 31, 2025							
	Valuation technique	Type of financial instruments		Carrying amount	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities								
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	₩	3,967	Volatility of underlying assets Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	39.48%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related		153,817	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.5031%~0.8488% 0.01%~0.9761% 41.44%~90.34%	The higher the volatility, the higher the volatility of fair value; The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩	157,784				

(*1) The Group uses Binomial Tree and LSMC option model.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments(continued)

(2) The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

	December 31, 2024						
	Valuation technique	Type of financial instruments	Carrying amount	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial assets							
Loans at FVTPL	Option model (*1)	Loans	₩ 26,946	Volatility of underlying assets, Discount rate	Volatility of underlying assets	20.15%	The higher the volatility, the higher the volatility of fair value
Securities at FVTPL	Net asset value method, Option model (*1) (*2)	Debt securities	5,421,461	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	24.9%~36.37% 10.3%~11.07%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases
	Discounted cash flow, Comparable company analysis	Equity securities	147,480	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	25.58%~31.54% 3.6%~14.57% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			5,568,941				
Derivative assets	Option model (*2)	Equity and foreign exchange related	110	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	468,251	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	22.95% 6%~12.53% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			₩ 6,064,248				

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial liabilities classified as fair value level 3 are as follows: (continued)

December 31, 2024								
	Valuation technique	Type of financial instruments		Carrying amount	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities								
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	₩	2,098	Volatility of underlying assets Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related		207,697	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.5618%~1.0892% 0.0040%~2.3162% 57.21%~90.34%	The higher the volatility, the higher the volatility of fair value; The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩	209,795				

(*1) The Group uses Binomial Tree and LSMC option model.
(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

The effects of changes that would be recognized in profit or loss or other comprehensive income as a result of changes in unobservable inputs used in the fair value measurement of financial instruments classified as Level 3 as of December 31, 2025 and 2024 are as follows:

			December 31, 2025			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*2)		₩	111	(932)	-	-
Securities at FVTPL	Debt securities (*2)		1,335	(1,230)	-	-
	Equity securities (*3)		7,224	(4,786)	-	-
Derivative assets (*2)	Equity and foreign exchange related		105	(99)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	20,476	(14,870)
		₩	8,775	(7,047)	20,476	(14,870)
Derivative liabilities (*2)	Equity and foreign exchange related	₩	81	(85)	-	-
	Interest rates related		4,416	(5,614)	-	-
		₩	4,497	(5,699)	-	-

(*1) ₩6,176,947 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

			December 31, 2024			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*2)		₩	122	(158)	-	-
Securities at FVTPL	Debt securities (*2)		711	(664)	-	-
	Equity securities (*3)		2,926	(1,588)	-	-
Derivative assets (*2)	Equity and foreign exchange related		378	(370)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	22,286	(14,915)
		₩	4,137	(2,780)	22,286	(14,915)
Derivative liabilities (*2)	Equity and foreign exchange related	₩	3,063	(1,178)	-	-
	Interest rates related		3,545	(4,807)	-	-
		₩	6,608	(5,985)	-	-

(*1) ₩5,877,319 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book value and the fair value for cash are identical, and most of deposits are floating interest rate deposits or next-day deposits of a short-term instrument. Therefore, the carrying value for deposits approximates fair value.
Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The book value is used as a fair value for short-term bonds such as demand deposits, cash management account (CMA) deposits and call money, and the fair value of others is measured by discounting the contractual cash flows at the market interest rate, considering residual risk.
Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and liabilities	The book value is used as fair value for short-term and transitional accounts, such as spot exchange, and unpaid/uncollected domestic exchange of payments, and for the remaining financial instruments, the present value of the contractual cash flows at a discount rate which considered residual risk at the market interest rate is calculated as a fair value.

(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Book value				
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets						
Cash and due from banks:						
Cash	₩	2,849,436	-	-	2,849,436	2,849,436
Due from banks		28,714,455	-	(14,505)	28,699,950	28,699,950
Loans at amortized cost:						
Household loans		161,157,549	595,856	(528,279)	161,225,126	160,329,716
Corporate loans		236,363,719	89,711	(1,602,714)	234,850,716	236,238,191
Public and other loans		4,578,221	(796)	(16,794)	4,560,631	4,578,895
Loans to bank		1,691,536	-	(2,096)	1,689,440	1,686,769
Credit card receivables		231,868	-	(5,958)	225,910	231,713
Securities at amortized cost:						
Government bonds		19,077,863	-	(2,364)	19,075,499	19,125,263
Financial institutions bonds		1,811,436	-	(1,707)	1,809,729	1,823,502
Corporate bonds		6,492,890	-	(2,832)	6,490,058	6,462,243
Others		109,216	-	-	109,216	109,216
Other financial assets		32,683,681	(36,730)	(367,231)	32,279,720	32,630,503
	₩	495,761,870	648,041	(2,544,480)	493,865,431	494,765,397
Liabilities						
Deposits:						
Demand deposits	₩	171,655,466	-	-	171,655,466	171,655,466
Time deposits		232,309,846	-	-	232,309,846	232,227,006
Negotiable certificates of deposits		16,533,576	-	-	16,533,576	16,502,610
Deposits from issued promissory notes		8,921,064	-	-	8,921,064	8,920,096
CMA		4,889,093	-	-	4,889,093	4,889,093
Others		13,275	-	-	13,275	13,275
Borrowings:						
Call money		627,100	-	-	627,100	627,100
Bill sold		11,886	-	-	11,886	11,846
Bonds sold under repurchase agreements		2,852,099	-	-	2,852,099	2,852,100
Borrowings		25,817,842	(5,200)	-	25,812,642	25,788,846
Debt securities issued:						
Debt securities issued in Korean won		32,907,874	(61,735)	-	32,846,139	32,808,697
Debt securities issued in foreign currencies		10,304,479	(33,222)	-	10,271,257	10,443,918
Other financial liabilities		43,273,213	(25,333)	-	43,247,880	43,192,770
	₩	550,116,813	(125,490)	-	549,991,323	549,932,823

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024				
		Book value				
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets						
Cash and due from banks:						
Cash	₩	2,256,855	-	-	2,256,855	2,256,855
Due from banks		29,923,731	-	(18,899)	29,904,832	29,904,832
Loans at amortized cost:						
Household loans		153,254,900	516,310	(519,025)	153,252,185	153,994,036
Corporate loans		228,799,941	90,332	(1,571,396)	227,318,877	229,041,195
Public and other loans		5,079,142	(653)	(34,804)	5,043,685	5,085,776
Loans to bank		1,969,522	-	(3,212)	1,966,310	1,972,024
Credit card receivables		269,740	-	(9,980)	259,760	269,354
Securities at amortized cost:						
Government bonds		18,095,652	-	(2,555)	18,093,097	18,308,828
Financial institutions bonds		3,774,650	-	(2,832)	3,771,818	3,812,508
Corporate bonds		6,703,520	-	(2,965)	6,700,555	6,713,715
Others		291,412	-	-	291,412	291,412
Other financial assets		16,153,742	(42,648)	(362,625)	15,748,469	16,100,200
	₩	466,572,807	563,341	(2,528,293)	464,607,855	467,750,735
Liabilities						
Deposits:						
Demand deposits	₩	159,028,175	-	-	159,028,175	159,028,175
Time deposits		230,930,135	-	-	230,930,135	231,271,448
Negotiable certificates of deposits		10,050,494	-	-	10,050,494	10,121,955
Deposits from issued promissory notes		7,624,787	-	-	7,624,787	7,624,245
CMA		4,451,561	-	-	4,451,561	4,451,561
Others		14,469	-	-	14,469	14,468
Borrowings:						
Call money		707,823	-	-	707,823	707,823
Bill sold		8,872	-	-	8,872	8,831
Bonds sold under repurchase agreements		1,643	-	-	1,643	1,643
Borrowings		22,002,422	(1,588)	-	22,000,834	22,076,802
Debt securities issued:						
Debt securities issued in Korean won		36,155,884	(56,871)	-	36,099,013	36,164,763
Debt securities issued in foreign currencies		10,630,681	(36,941)	-	10,593,740	10,725,118
Other financial liabilities		28,742,732	(39,532)	-	28,703,200	28,659,677
	₩	510,349,678	(134,932)	-	510,214,746	510,856,509

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,849,436	-	-	2,849,436
Due from banks		-	28,699,950	-	28,699,950
Loans at amortized cost:					
Household loans		-	-	160,329,716	160,329,716
Corporate loans		-	-	236,238,191	236,238,191
Public and other loans		-	-	4,578,895	4,578,895
Loans to bank		-	686,632	1,000,137	1,686,769
Credit card receivables		-	-	231,713	231,713
Securities at amortized cost:					
Government bonds		7,640,088	11,485,175	-	19,125,263
Financial institutions bonds		80,368	1,743,134	-	1,823,502
Corporate bonds		-	6,462,243	-	6,462,243
Others		-	109,216	-	109,216
Other financial assets		-	29,237,569	3,392,934	32,630,503
	₩	10,569,892	78,423,919	405,771,586	494,765,397
Liabilities					
Deposits:					
Demand deposits	₩	-	171,655,466	-	171,655,466
Time deposits		-	-	232,227,006	232,227,006
Negotiable certificates of deposits		-	-	16,502,610	16,502,610
Deposits from issued promissory notes		-	-	8,920,096	8,920,096
CMA		-	4,889,093	-	4,889,093
Others		-	-	13,275	13,275
Borrowings:					
Call money		-	627,100	-	627,100
Bill sold		-	-	11,846	11,846
Bonds sold under repurchase agreements		-	-	2,852,100	2,852,100
Borrowings		-	-	25,788,846	25,788,846
Debt securities issued:					
Debt securities issued in Korean won		-	31,208,095	1,600,602	32,808,697
Debt securities issued in foreign currencies		-	10,443,918	-	10,443,918
Other financial liabilities		-	22,240,122	20,952,648	43,192,770
	₩	-	241,063,794	308,869,029	549,932,823

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,256,855	-	-	2,256,855
Due from banks		-	29,904,833	-	29,904,833
Loans at amortized cost:					
Household loans		-	-	153,994,036	153,994,036
Corporate loans		-	-	229,041,195	229,041,195
Public and other loans		-	-	5,085,776	5,085,776
Loans to bank		-	971,710	1,000,314	1,972,024
Credit card receivables		-	-	269,354	269,354
Securities at amortized cost:					
Government bonds		7,975,228	10,333,600	-	18,308,828
Financial institutions bonds		331,421	3,481,087	-	3,812,508
Corporate bonds		-	6,713,715	-	6,713,715
Others		-	291,412	-	291,412
Other financial assets		-	12,726,447	3,373,753	16,100,200
	₩	10,563,504	64,422,804	392,764,428	467,750,736
Liabilities					
Deposits:					
Demand deposits	₩	-	159,028,175	-	159,028,175
Time deposits		-	-	231,271,448	231,271,448
Negotiable certificates of deposits		-	-	10,121,955	10,121,955
Deposits from issued promissory notes		-	-	7,624,245	7,624,245
CMA		-	4,451,561	-	4,451,561
Others		-	-	14,468	14,468
Borrowings:					
Call money		-	707,823	-	707,823
Bill sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	1,643	1,643
Borrowings		-	-	22,076,802	22,076,802
Debt securities issued:					
Debt securities issued in Korean won		-	34,571,913	1,592,850	36,164,763
Debt securities issued in foreign currencies		-	10,725,118	-	10,725,118
Other financial liabilities		-	9,723,562	18,936,115	28,659,677
	₩	-	219,208,152	291,648,357	510,856,509

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2025 and 2024 are as follows:

	December 31, 2025				
Level	Type of financial instruments		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	19,799,768		Discount rate
Level 3	Loans at amortized cost		402,378,652	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,392,934		Discount rate
		₩	425,571,354		
Level 2	Debt securities issued	₩	41,652,013		Discount rate
Level 3	Deposits (*)		256,753,654		Discount rate
	Borrowings (*)		19,229,077	Discounted cash flow	Discount rate
	Debt securities issued		1,600,602		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		20,952,648		Discount rate
		₩	340,187,994		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

	December 31, 2024				
Level	Type of financial instruments		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	20,819,814		Discount rate
Level 3	Loans at amortized cost		389,390,675	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,373,753		Discount rate
		₩	413,584,242		
Level 2	Debt securities issued	₩	45,297,031		Discount rate
Level 3	Deposits (*)		247,783,389		Discount rate
	Borrowings (*)		15,585,864	Discounted cash flow	Discount rate
	Debt securities issued		1,592,850		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		18,936,115		Discount rate
		₩	329,195,249		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(c) Deferred transaction date gain or loss

The changes in transaction date (Day 1) gain and loss that occurred at the initial recognition of financial instruments measured at fair value for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	958	1,460	(1,775)	643

		December 31, 2024			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	48	1,196	(286)	958

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivative assets held for hedging	Total
Assets							
Due from banks	₩	-	-	-	28,699,950	-	28,699,950
Securities at FVTPL		30,509,676	-	-	-	-	30,509,676
Derivative assets		5,039,174	-	-	-	62,711	5,101,885
Loans at FVTPL		512,497	-	-	-	-	512,497
Loans at amortized cost		-	-	-	402,551,823	-	402,551,823
Securities at FVTOCI		-	59,517,820	1,528,737	-	-	61,046,557
Securities at amortized cost		-	-	-	27,484,502	-	27,484,502
Other financial assets		-	-	-	32,279,720	-	32,279,720
	₩	36,061,347	59,517,820	1,528,737	491,015,995	62,711	588,186,610

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities held for hedging	Total
Liabilities						
Deposits	₩	-	-	434,322,320	-	434,322,320
Financial liabilities at FVTPL		1,522,071	-	-	-	1,522,071
Financial liabilities designated at FVTPL		-	287,849	-	-	287,849
Derivative liabilities		4,417,458	-	-	431,007	4,848,465
Borrowings		-	-	29,303,727	-	29,303,727
Debt securities issued		-	-	43,117,396	-	43,117,396
Other financial liabilities		-	-	43,247,880	-	43,247,880
	₩	5,939,529	287,849	549,991,323	431,007	556,649,708

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and liabilities as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024					
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivative assets held for hedging	Total
Assets							
Due from banks	₩	-	-	-	29,904,833	-	29,904,833
Securities at FVTPL		25,950,314	-	-	-	-	25,950,314
Derivative assets		7,335,783	-	-	-	67,697	7,403,480
Loans at FVTPL		772,358	-	-	-	-	772,358
Loans at amortized cost		-	-	-	387,840,817	-	387,840,817
Securities at FVTOCI		-	50,868,126	1,335,209	-	-	52,203,335
Securities at amortized cost		-	-	-	28,856,882	-	28,856,882
Other financial assets		-	-	-	15,748,469	-	15,748,469
	₩	34,058,455	50,868,126	1,335,209	462,351,001	67,697	548,680,488

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities held for hedging	Total
Liabilities						
Deposits	₩	-	-	412,099,621	-	412,099,621
Financial liabilities at FVTPL		597,058	-	-	-	597,058
Financial liabilities designated at FVTPL		-	261,299	-	-	261,299
Derivative liabilities		6,918,356	-	-	618,430	7,536,786
Borrowings		-	-	22,719,172	-	22,719,172
Debt securities issued		-	-	46,692,753	-	46,692,753
Other financial liabilities		-	-	28,703,200	-	28,703,200
	₩	7,515,414	261,299	510,214,746	618,430	518,609,889

There are no financial instruments that are reclassified between categories of financial instruments for the years ended December 31, 2025 and 2024.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial income and expense by category for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Due from banks	₩	594,996	-	4,032	-	599,028	-
Securities at FVTPL		644,653	13,526	-	705,454	1,363,633	-
Securities at FVTOCI		1,717,539	16,189	(9,508)	263,431	1,987,651	(64,805)
Securities at amortized cost		942,795	-	1,201	(56)	943,940	-
Loans at FVTPL		23,676	-	-	76,085	99,761	-
Loans at amortized cost		16,794,018	167,166	(630,276)	(102,187)	16,228,721	-
Other financial assets		92,344	250,781	(2,957)	31,382	371,550	-
Financial liabilities at FVTPL		-	320	-	(397,486)	(397,166)	-
Financial liabilities designated at FVTPL		(14,791)	-	-	23,446	8,655	-
Financial liabilities at amortized cost		(11,625,341)	(360)	-	(164,450)	(11,790,151)	29,364
Net derivatives held for hedging		-	-	-	178,635	178,635	29,732
Allowance for off-balance sheet items		-	-	20,229	-	20,229	-
	₩	9,169,889	447,622	(617,279)	614,254	9,614,486	(5,709)

		December 31, 2024					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Due from banks	₩	599,308	-	1,561	-	600,869	-
Securities at FVTPL		664,842	11,009	-	439,986	1,115,837	-
Securities at FVTOCI		1,602,296	17,194	(292)	157,330	1,776,528	488,554
Securities at amortized cost		990,737	-	1,713	(41)	992,409	-
Loans at FVTPL		32,625	-	-	81,490	114,115	-
Loans at amortized cost		17,792,786	151,180	(406,978)	(58,401)	17,478,587	-
Other financial assets		106,940	167,746	9,712	4,626	289,024	-
Financial liabilities at FVTPL		-	27	-	(157,760)	(157,733)	-
Financial liabilities designated at FVTPL		(13,292)	-	-	(6,466)	(19,758)	-
Financial liabilities at amortized cost		(12,939,205)	(59)	-	(38,347)	(12,977,611)	(181,341)
Net derivatives held for hedging		-	1,488	-	62,593	64,081	(39,880)
Allowance for off-balance sheet items		-	-	8,576	-	8,576	-
	₩	8,837,037	348,585	(385,708)	485,010	9,284,924	267,333

3. Financial risk management (continued)

3-5. Capital risk management

In response to the increased risk of financial institutions following financial deregulation in the 1980s, capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Since the initial Basel Capital Accord was introduced, capital regulations have evolved in a way that better reflects the risk of the bank. To improve risk management and increasing capital adequacy of banks, Basel Committee on Bank Supervision (BCBS) prepared and announced new Basel Capital Accord (Basel III), and capital adequacy standards based on Basel III is implemented by *Regulation on Supervision of Banking Business* beginning on December 1, 2013. Under these regulations, all domestic banks including the Group are required to maintain a certain ratio or higher of the common stock capital ratio, basic capital ratio, and total equity capital ratio step by step from the effective date and report whether the Group meets the capital adequacy ratio to the Financial Supervisory Service according to banking-related legislation.

Under *the Regulation on Supervision of Banking Business*, the regulatory capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital that can be compensated firstly and lastly at the time of bank liquidation and is not repaid except at the time of liquidation, including common stock, capital surplus, accumulated other comprehensive income, other capital surplus, capital adjustment, and part of the non-controlling interests of the Bank's subsidiaries.

ii) Other Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Group includes capital securities that meet the recognition requirements to compensate for the Group's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Group calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Group. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Group manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

(In millions of Korean won)

3. Financial risk management (continued)

3-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2025 and 2024 are as follows:

Category		December 31, 2025 (*1)	December 31, 2024
Capital:			
Common equity Tier 1 capital	₩	33,521,400	31,767,359
Additional Tier 1 capital		1,949,195	2,088,605
Tier 1 capital		35,470,595	33,855,964
Tier 2 capital		4,531,846	5,097,802
	₩	40,002,441	38,953,766
Risk-weighted assets: (*2)			
Credit risk-weighted assets	₩	198,007,265	193,160,299
Market risk-weighted assets		11,941,632	10,429,546
Operating risk-weighted assets		20,157,516	17,976,098
	₩	230,106,413	221,565,943
Capital adequacy ratio:			
Common equity Tier 1 capital ratio		14.57%	14.34%
Tier 1 capital ratio		15.41%	15.28%
Tier 2 capital ratio		1.97%	2.30%
Total capital ratio		17.38%	17.58%

(*1) The capital adequacy ratio as of December 31, 2025 is a preliminary figure.
(*2) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed from 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation buffer (2.5%p) and Domestic Systemically Important Banks (D-SIB) buffer (1.0%p) and countercyclical capital buffer (2.5%p) to the existing lowest common equity capital ratio and countercyclical capital buffer can be charged up to 2.5%p during credit expansion period. As of December 31, 2025, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB buffer (1.0%p), and countercyclical capital buffer (1.0%p).

(In millions of Korean won)

3. Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transferred financial instruments that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Transferred assets:			
Securities at FVTOCI	₩	2,950,218	40,774
Securities at amortized cost		87,569	199,261
	₩	3,037,787	240,035
Associated liabilities:			
Bonds sold under repurchase agreements	₩	2,852,099	1,643

ii) Securities lending

When the Group lends securities held, the ownership of the securities is transferred, but since the securities must be returned at the end of the lending period, the Group continues to recognize the entire loaned securities as it retains most of the risks and benefits of the securities. Securities loaned as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Lender
Securities at FVTOCI:				
Government bonds	₩	2,957,104	2,557,257	Korea Securities Finance Corp., Korea Securities Depository China Merchants Securities Co Ltd
Financial institutions bonds		408,766	552,103	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:				
Government bonds		821,478	2,093,011	Korea Securities Finance Corp., Korea Securities Depository, NH Investment & Securities Co., Ltd.
Securities at FVTPL:				
Government bonds		399,657	-	Korea Securities Finance Corp., Korea Securities Depository
	₩	4,587,005	5,202,371	

(In millions of Korean won)

3. Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument (continued)

(a) Transferred financial instruments that are not derecognized (continued)

iii) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group's level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2025 and 2024, the carrying amounts of financial assets related to securitization transactions that have neither been transferred nor derecognized are ₩4,991,942 million and ₩5,046,681 million, respectively; the carrying amounts of related liabilities are ₩ 2,426,642 million and ₩2,669,246 million, respectively.

(b) Financial instruments that are qualified for derecognition but under continuing involvement.
There is no financial instrument that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2025 and 2024.

(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position: Financial instruments	Related amounts not set off in the statement of financial position: Cash collateral received	Net amount
Financial assets							
Derivative assets (*1)	₩	4,925,495	-	4,925,495			
Other financial assets (*1)		17,910,862	-	17,910,862	21,136,267	291	1,699,799
Bonds sold under repurchase agreements related collateral of securities (*2)		3,037,787	-	3,037,787	2,852,099	-	185,688
Bonds purchased under resale agreement (Loans) (*2)		1,483,457	-	1,483,457	1,483,457	-	-
Securities lent (*2)		4,936	-	4,936	4,936	-	-
Domestic exchange settlements receivables (*3)		49,089,437	37,979,963	11,109,474	-	-	11,109,474
Receivable from disposal of securities, etc. (*4)		4,908	3,687	1,221	-	-	1,221
	₩	76,456,882	37,983,650	38,473,232	25,476,759	291	12,996,182
Financial liabilities							
Derivative liabilities (*1)	₩	4,810,408	-	4,810,408			
Other financial liabilities (*1)		17,564,379	-	17,564,379	21,232,203	-	1,142,584
Bonds sold under repurchase agreements (Borrowings) (*2)		2,852,099	-	2,852,099	2,852,099	-	-
Domestic exchange settlement payables (*3)		42,077,823	37,979,963	4,097,860	4,097,860	-	-
Payable from purchase of securities, etc. (*4)		3,763	3,687	76	21	-	55
	₩	67,308,472	37,983,650	29,324,822	28,182,183	-	1,142,639

(*1) Certain over-the-counter derivative transactions entered into by the Bank and its subsidiaries are conducted under master netting arrangements of the International Swaps and Derivatives Association (ISDA). Under these arrangements, in the event of a credit event such as the default of a counterparty, all derivative transactions with that counterparty are terminated, and upon termination, the amounts payable and receivable under each transaction are offset, resulting in a single net amount payable by one party to the other.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024					
					Related amounts not set off in the statement of financial position		
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Financial instruments	Cash collateral received	Net amount
Financial assets							
Derivative assets (*1)	₩	7,385,895	-	7,385,895			
Other financial assets (*1)		8,653,130	-	8,653,130	11,545,677	86,895	4,406,453
Bonds sold under repurchase agreements related collateral of securities (*2)		2,057,378	-	2,057,378	1,643	-	2,055,735
Bonds purchased under resale agreement (Loans) (*2)		4,189,902	-	4,189,902	3,990,484	-	199,418
Securities lent (*2)		5,196,165	-	5,196,165	5,196,165	-	-
Domestic exchange settlements receivables (*3)		39,237,712	34,502,696	4,735,016	-	-	4,735,016
Receivable from disposal of securities, etc. (*4)		13,524	3,407	10,117	-	-	10,117
	₩	66,733,706	34,506,103	32,227,603	20,733,969	86,895	11,406,739
Financial liabilities							
Derivative liabilities (*1)	₩	7,510,170	-	7,510,170			
Other financial liabilities (*1)		7,569,264	-	7,569,264	12,128,596	-	2,950,838
Bonds sold under repurchase agreements (Borrowings) (*2)		1,643	-	1,643	1,643	-	-
Domestic exchange settlement payables (*3)		36,238,679	34,502,696	1,735,983	1,735,983	-	-
Payable from purchase of securities, etc. (*4)		3,831	3,407	424	424	-	-
	₩	51,323,587	34,506,103	16,817,484	13,866,646	-	2,950,838

(*1) Certain over-the-counter derivative transactions entered into by the Bank and its subsidiaries are conducted under master netting arrangements of the International Swaps and Derivatives Association (ISDA). Under these arrangements, in the event of a credit event such as the default of a counterparty, all derivative transactions with that counterparty are terminated, and upon termination, the amounts payable and receivable under each transaction are offset, resulting in a single net amount payable by one party to the other.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements. Regarding securities lending transactions executed through the Korea Securities Depository (KSD) and Korea Securities Finance Corporation (KSFC) (Competitive Transactions), collateral is pledged in the name of the intermediary. Consequently, direct offsetting agreements or the enforcement of collateral rights between transaction parties do not apply. In this regard, the amount of securities lent for which pledges have been established in the name of the intermediary includes ₩5,186,364 million as of December 31, 2024.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

.

4. Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management's estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVTOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit liabilities

The present value of defined benefit liabilities can vary depending on various factors determined by actuarial methods. Assumptions used to determine the net cost (benefit) of pensions include discount rates, and changes in these assumptions will affect the book value of defined benefit liabilities. The consolidated entity determines appropriate discount rates every six months. These rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur upon settlement of defined benefit liabilities. The entity expresses pensions in the currency in which they are paid and considers yields on high-quality corporate bonds with maturities similar to those of the related pension liabilities when determining appropriate discount rates. Other significant assumptions related to defined benefit liabilities are based on certain current market situations.

5. Operating segment

(a) The general descriptions of the Group's operating segments

The Group has four reportable segments which are strategic business units. Each of these segments is providing different services and is managed separately.

Description	Area of business
Channel division	Loans to or deposits from individual customers, wealth management customers, and institutions related to the credit, receipt and its accompanying work.
Capital market division	Securities investment, large corporations, loans to IB and its accompanying work.
International group	Supervision of overseas subsidiaries and branch operations and other international businesses.
Others	Fund management, others and various support businesses.

(In millions of Korean won)

5. Operating segment (continued)

(b) The following table provides information of financial performance of each reportable segment for the years ended December 31, 2025 and 2024.

		December 31, 2025					
		Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income	₩	6,403,240	227,193	1,343,172	1,190,114	6,170	9,169,889
Net fees and commission income (expense)		675,116	184,251	159,669	210,503	(13,034)	1,216,505
Net other income (expense) (*)		(4,171,455)	1,974,880	(539,163)	(2,323,017)	(17,945)	(5,076,700)
Operating income (expense)		2,906,901	2,386,324	963,678	(922,400)	(24,809)	5,309,694
Net non-operating income (expense)		(43,897)	(11,541)	(70)	(207,227)	97	(262,638)
Share of profit (loss) of associates		-	(4,468)	20,058	(1,295)	-	14,295
Profit (loss) before income tax		2,863,004	2,370,315	983,666	(1,130,922)	(24,712)	5,061,351
Income tax expense (income)		(729,225)	(604,872)	(254,265)	295,678	7,155	(1,285,529)
Profit (loss) for the year	₩	2,133,779	1,765,443	729,401	(835,244)	(17,557)	3,775,822
Attributable to:							
Equity holder of the Bank	₩	2,133,779	1,765,443	729,066	(835,244)	(18,278)	3,774,766
Non-controlling interests		-	-	335	-	721	1,056

(*) Profit or loss effect of hedging on net investments in foreign operations was included.

		December 31, 2024					
		Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (expense)	₩	7,370,702	181,802	1,274,267	19,364	(9,098)	8,837,037
Net fees and commission income (expense)		587,523	141,045	132,684	173,300	(11,580)	1,022,972
Net other income (expense) (*)		(4,341,710)	1,780,200	(369,870)	(1,824,168)	(45,215)	(4,800,763)
Operating income (expense)		3,616,515	2,103,047	1,037,081	(1,631,504)	(65,893)	5,059,246
Net non-operating income (expense)		(42,172)	(78,267)	1,159	(151,389)	(28,496)	(299,165)
Share of profit of associates		-	-	-	-	9,856	9,856
Profit (loss) before income tax		3,574,343	2,024,780	1,038,240	(1,782,893)	(84,533)	4,769,937
Income tax expense (income)		(792,979)	(449,204)	(243,162)	403,077	8,244	(1,074,024)
Profit (loss) for the year	₩	2,781,364	1,575,576	795,078	(1,379,816)	(76,289)	3,695,913
Attributable to:							
Equity holder of the Bank	₩	2,781,364	1,575,576	795,078	(1,379,816)	(76,753)	3,695,449
Non-controlling interests		-	-	-	-	464	464

(*) Profit or loss effect of hedging on net investments in foreign operations was included.

(In millions of Korean won)

5. Operating segment (continued)

(c) The following table provides information of net interest income of each reportable operating segment from external consumers and net interest income (expense) between operating segments for the years ended December 31, 2025 and 2024.

		December 31, 2025					
		Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (expense) from:							
External customers	₩	8,066,758	855,876	1,401,794	(1,154,539)	-	9,169,889
Internal transactions		(1,663,518)	(628,683)	(58,622)	2,344,653	6,170	-
	₩	6,403,240	227,193	1,343,172	1,190,114	6,170	9,169,889

		December 31, 2024					
		Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (expense) from:							
External customers	₩	8,322,026	767,597	1,419,574	(1,672,160)	-	8,837,037
Internal transactions		(951,324)	(585,795)	(145,307)	1,691,524	(9,098)	-
	₩	7,370,702	181,802	1,274,267	19,364	(9,098)	8,837,037

(In millions of Korean won)

5. Operating segment (continued)

(d) Financial information of geographical area

i) The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2025 and 2024.

		Operating revenue (*)		Operating expenses		Operating income	
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Domestic	₩	35,294,497	43,620,285	31,329,213	39,806,838	3,965,284	3,813,447
Overseas		3,872,918	3,737,498	2,528,508	2,491,699	1,344,410	1,245,799
	₩	39,167,415	47,357,783	33,857,721	42,298,537	5,309,694	5,059,246

(*) Vietnam and Japan are the countries where the operating revenue from external consumers that is attributed to overseas is important. Operating revenue of Vietnam for the years ended December 31, 2025 and 2024 are ₩901,912 million and ₩830,767 million, respectively, and that of Japan are ₩ 436,728 million and ₩333,392 million, respectively.

ii) The following table provides information of non-current assets by geographical area as of December 31, 2025 and 2024.

Division (*)		December 31, 2025	December 31, 2024
Domestic	₩	3,563,265	3,878,642
Overseas		797,372	369,787
	₩	4,360,637	4,248,429

(*) Non-current assets include property and equipment, intangible assets and investment properties.

(In millions of Korean won)

6. Cash and due from banks

(a) Cash and due from banks as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Cash	₩	2,849,436	2,256,855
Deposits in Korean won:			
Reserve deposits		7,968,884	11,420,315
Others		16,559	6,978
		7,985,443	11,427,293
Deposits in foreign currencies:			
Deposits		16,931,300	14,929,689
Time deposits		3,502,641	3,352,569
Others		295,071	214,180
		20,729,012	18,496,438
Allowance for impairment		(14,505)	(18,899)
	₩	31,549,386	32,161,687

(b) Restricted due from banks as of December 31, 2025 and 2024, are as follows:

Classification		December 31, 2025	December 31, 2024	Applicable laws and regulations
Deposits in Korean won:				
Reserve deposits	₩	7,968,884	11,420,315	Article 55 of the Bank of Korea Act
Others		4,253	254	Article 387 of Capital Market Act of Korea Act, etc.
		7,973,137	11,420,569	
Deposits in foreign currencies:				
Deposits		6,711,713	9,561,494	Article 55 of the Bank of Korea Act, etc.
Time deposits		82,507	84,525	New York State Banking Law, etc.
Others		27,229	21,275	Derivative contract
		6,821,449	9,667,294	
	₩	14,794,586	21,087,863	

(In millions of Korean won)

7. Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Debt securities:			
Government bonds	₩	5,319,438	3,381,633
Financial institution bonds		1,764,870	1,746,514
Corporate bonds		2,771,109	3,030,832
Bills bought		7,410,208	7,919,596
CMA		3,694,196	1,613,961
Beneficiary Certificates		5,798,048	5,308,219
Others		2,844,436	2,562,569
		29,602,305	25,563,324
Equity securities:			
Stocks		279,408	252,013
Capital contributions		4,295	6,680
		283,703	258,693
Gold/Silver deposits		623,668	128,297
	₩	30,509,676	25,950,314

(In millions of Korean won)

8. Derivatives

(a) The notional amounts of derivatives as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Foreign currency related			
Over the counter:			
Currency forwards	₩	153,555,237	132,230,249
Currency swaps		67,384,707	58,504,983
Currency options		3,420,298	2,182,530
Exchange traded:			
Currency futures		45,917	44,100
		224,406,159	192,961,862
Interest rates related			
Over the counter:			
Interest rate forwards		4,059,440	1,635,157
Interest rate swaps		46,812,427	42,918,421
Interest rate options		810,000	810,000
Exchange traded:			
Interest rate futures		993,890	1,569,573
Interest rate swaps (*)		103,122,037	68,109,834
		155,797,794	115,042,985
Equity related			
Over the counter:			
Equity options		2,018,200	324,938
Exchange traded:			
Equity futures		75,844	38,532
Equity options		51,500	26,875
		2,145,544	390,345
Commodity related			
Over the counter:			
Commodity swaps and forwards		851,881	287,531
Hedge			
Fair value hedge:			
Interest rate swaps		10,339,461	10,347,033
Equity options		-	18,750
Net investment hedge:			
Currency forwards		1,380,935	2,191,770
		11,720,396	12,557,553
	₩	394,921,774	321,240,276

(*) The notional amounts of derivatives which is settled in the 'Central Counter Party ("CCP")' system.

(In millions of Korean won)

8. Derivatives (continued)

(b) Fair values of derivatives as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Assets	Liabilities	Assets	Liabilities
Foreign currency related					
Over the counter:					
Currency forwards	₩	2,806,102	1,434,583	4,604,840	2,621,238
Currency swaps		1,759,922	2,658,986	2,308,534	3,910,312
Currency options		9,138	18,497	24,230	25,700
		4,575,162	4,112,066	6,937,604	6,557,250
Interest rates related					
Over the counter:					
Interest rate forwards		305,664	7,872	14,636	72,358
Interest rate swaps		155,857	216,170	382,673	250,470
Interest rate options		-	26,045	-	28,806
Exchange traded:					
Interest rate futures		298	141	666	161
		461,819	250,228	397,975	351,795
Equity related					
Over the counter:					
Equity options		2,093	17,008	49	4,133
Exchange traded:					
Equity futures		-	93	62	193
Equity options		99	4,702	91	33
		2,192	21,803	202	4,359
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	33,361	-	4,952
Hedge					
Fair value hedge:					
Interest rate swaps		45,898	431,007	-	579,563
Equity options		-	-	-	3,941
Net investment hedge:					
Currency forwards		16,814	-	10,013	34,926
		62,712	431,007	67,699	618,430
	₩	5,101,885	4,848,465	7,403,480	7,536,786

(In millions of Korean won)

8. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Gain	Loss	Gain	Loss
Foreign currency related					
Over the counter:					
Currency forwards	₩	2,032,723	1,677,349	4,555,799	2,676,283
Currency swaps		941,875	955,602	1,900,968	3,664,514
Currency options		12,466	5,082	22,156	17,700
		2,987,064	2,638,033	6,478,923	6,358,497
Interest rates related					
Over the counter:					
Interest rate forwards		331,201	-	14,636	59,591
Interest rate swaps		168,390	344,583	288,290	127,860
Interest rate options		8,987	7,332	6,426	7,427
Exchange traded:					
Interest rate futures		298	141	666	161
		508,876	352,056	310,018	195,039
Equity related					
Over the counter:					
Equity options		7,042	1,937	10,015	23
Exchange traded:					
Equity futures		-	93	62	193
Equity options		258	3,946	192	-
		7,300	5,976	10,269	216
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	33,361	-	4,952
Hedge					
Fair value hedge:					
Interest rate swaps		218,997	80,720	107,331	64,544
Equity options		-	-	309	-
Net investment hedge:					
Currency forwards		23,644	32,098	18,075	2,574
		242,641	112,818	125,715	67,118
	₩	3,745,881	3,142,244	6,924,925	6,625,822

(In millions of Korean won)

8. Derivatives (continued)

(d) Hedge accounting

i) Purpose and strategy of hedge accounting

The Group trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the Group's assets and liabilities. The Group applies fair value hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in Korean won, foreign currency issued financial bonds, structured deposits in Korean won and foreign currency investment bonds. In addition, to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Group applies hedges of a net investment in a foreign operation that utilize currency forwards and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2025 and 2024 are as follows:

		December 31, 2025						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	1,459,232	1,526,834	1,914,729	1,155,002	419,096	3,864,568	10,339,461
Average price conditions (*1)		1.15%	0.89%	1.26%	1.09%	0.99%	0.40%	0.84%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments in foreign operations (*2)								
Currency forwards		1,380,935	-	-	-	-	-	1,380,935
Borrowings in foreign currencies		68,102	-	-	-	-	-	68,102
Debt securities issued in foreign currencies		530,913	140,561	837,206	221,967	96,351	-	1,826,998
	₩	1,979,950	140,561	837,206	221,967	96,351	-	3,276,035
Average hedge ratio		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, 3M AUD Bond and 3M JPY TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,357.54, EUR/KRW 1,481.14, JPY/KRW 9.42, CAD/KRW 999.37 and AUD/KRW 924.53.

(In millions of Korean won)

8. Derivatives (continued)

(d) Hedge accounting (continued)

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	356,897	1,595,538	1,402,345	1,913,382	909,489	4,169,382	10,347,033
Average price conditions (*1)		0.72%	1.04%	0.93%	1.10%	1.00%	0.34%	0.74%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Equity options (*2)		-	-	18,750	-	-	-	18,750
Hedge of net investments in foreign operations (*3)								
Currency forwards		2,191,770	-	-	-	-	-	2,191,770
Borrowings in foreign currencies		244,489	-	-	-	-	-	244,489
Debt securities issued in foreign currencies		144,242	470,400	134,250	858,831	-	-	1,607,723
	₩	2,580,501	470,400	134,250	858,831	-	-	4,043,982
Average hedge ratio		100%	100%	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The exercise price of an equity option is ₩ 324,027.

(*3) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, EUR/KRW 1,481.14, JPY/KRW 9.24, CAD/KRW 991.06, CNY/KRW 189.50 and AUD/KRW 877.18.

(In millions of Korean won)

8. Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements

i) Impact on hedging instruments in the consolidated statements of financial position, as of December 31, 2025 and 2024, and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years then ended are as follows:

		December 31, 2025						
			Consolidated statement of financial position				Consolidated statement of comprehensive income	
		Notional amounts	Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive income (loss) for the period	Changes in fair value for the year
Fair value hedges:								
Interest rate risk	Interest rate swaps	₩ 10,339,461	45,898	431,007	-	-	-	138,277
Other price risk	Equity options	-	-	-	-	-	-	3,941
		10,339,461	45,898	431,007	-	-	-	142,218
Hedge of net investments in foreign operations:								
Foreign exchange risk	Currency forwards	1,380,935	16,814	-	-	-	29,732	51,154
	Borrowings in foreign currencies	68,102	-	-	68,102	-	(2,530)	(2,530)
	Debt securities issued in foreign currencies	1,826,998	-	-	-	1,823,681	31,894	31,894
		3,276,035	16,814	-	68,102	1,823,681	59,096	80,518
		₩ 13,615,496	62,712	431,007	68,102	1,823,681	59,096	222,736

		December 31, 2024						
			Consolidated statement of financial position				Consolidated statement of comprehensive income	
		Notional amounts	Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive loss for the period	Changes in fair value for the year
Fair value hedges:								
Interest rate risk	Interest rate swaps	₩ 10,347,033	57,686	579,563	-	-	-	42,787
Other price risk	Equity options	18,750	-	3,941	-	-	-	1,109
		10,365,783	57,686	583,504	-	-	-	43,896
Hedge of net investments in foreign operations:								
Foreign exchange risk	Currency forwards	2,191,770	10,013	34,926	-	-	(39,880)	(41,071)
	Borrowings in foreign currencies	244,489	-	-	244,489	-	(9,207)	(9,207)
	Debt securities issued in foreign currencies	1,607,723	-	-	-	1,603,827	(172,134)	(172,134)
		4,043,982	10,013	34,926	244,489	1,603,827	(221,221)	(222,412)
		₩ 14,409,765	67,699	618,430	244,489	1,603,827	(221,221)	(178,516)

(In millions of Korean won)

8. Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Impact on hedged items in the consolidated statements of financial position, as of December 31, 2025 and 2024, and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025								
		Consolidated statement of financial position				Consolidated statement of comprehensive income			
	Hedging instruments	Loans at FVTPL	Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive loss for the period	Cumulative fair value hedge adjustment	Changes in fair value for the year	Foreign currency translation reserve
Fair value hedges:									
Interest rate risk	Debt securities issued	₩ -	-	-	8,253,881	-	(283,695)	(135,590)-	-
	Investment bonds	-	1,217,304	-	-	-	(7,991)	13,058-	-
	Time deposits	-	-	730,367	-	-	(89,633)	2,470-	-
		-	1,217,304	730,367	8,253,881	-	(381,319)	(120,062)-	-
Other price risk	Loans	-	-	-	-	-	(5,905)	(4,357)-	-
		-	1,217,304	730,367	8,253,881	-	(387,224)	(124,419)-	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations	-	-	-	-	(59,096)	-	(59,096)	125,194
		₩ -	1,217,304	730,367	8,253,881	(59,096)	(387,224)	(183,515)	125,194

	December 31, 2024								
		Consolidated statement of financial position				Consolidated statement of comprehensive income			
	Hedging instruments	Loans at FVTPL	Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the period	Cumulative fair value hedge adjustment	Changes in fair value for the year	Foreign currency translation reserve
Fair value hedges:									
Interest rate risk	Debt securities issued	₩ -	-	-	8,289,244	-	(439,401)	(27,716)-	-
	Investment bonds	-	996,275	-	-	-	11,271	(5,514)-	-
	Time deposits	-	-	878,434	-	-	(101,566)	(12,034)-	-
		-	996,275	878,434	8,289,244	-	(529,696)	(45,264)-	-
Other price risk	Loans	5,809	-	-	-	-	(1,548)	(1,548)-	-
		5,809	996,275	878,434	8,289,244	-	(531,244)	(46,812)-	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations	-	-	-	-	221,221	-	221,221	184,291
		₩ 5,809	996,275	878,434	8,289,244	221,221	(531,244)	174,409	184,291

(In millions of Korean won)

8. Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Changes in fair value hedges (hedged items)	Changes in fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges				
Interest rate swaps	₩	(120,062)	138,277	18,215
Other price risk		(4,357)	3,941	(416)
Hedge of net investments in foreign operations				
Foreign exchange risk		(59,096)	80,518	21,422
	₩	(183,515)	222,736	39,221

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

		December 31, 2024		
		Changes in fair value hedges (hedged items)	Changes in fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges				
Interest rate swaps	₩	(45,264)	42,787	(2,477)
Other price risk		(1,548)	1,109	(439)
Hedge of net investments in foreign operations				
Foreign exchange risk		221,221	(222,412)	(1,191)
	₩	174,409	(178,516)	(4,107)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deposits, securities, and etc.	₩	1,160,040	1,010,845

(In millions of Korean won)

9. Loans

(a) Details of loans as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	₩	161,157,549	-	153,254,900	-
Corporate loans		236,363,719	403,244	228,799,941	673,199
Public and other loans		4,578,221	109,253	5,079,142	99,159
Loans to banks		1,691,536	-	1,969,522	-
Credit card receivables		231,869	-	269,740	-
		404,022,894	512,497	389,373,245	772,358
Deferred loan origination costs and fees		684,770	-	605,989	-
		404,707,664	512,497	389,979,234	772,358
Less: Allowance for impairment		(2,155,841)	-	(2,138,417)	-
	₩	402,551,823	512,497	387,840,817	772,358

(In millions of Korean won)

9. **Loans (continued)**

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025																		
				Loans at amortized cost															
	Due from banks			Household			Corporate			Credit card			Others			Other assets			Total
	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	
Beginning balance	₩ 18,892	7	-	172,595	182,007	164,423	629,949	712,108	229,339	3,201	950	5,829	13,577	17,574	6,865	353,427	4,287	4,911	2,519,941
Transfer to 12 month expected credit losses	2	(2)	-	45,911	(44,764)	(1,147)	124,881	(123,721)	(1,160)	104	(96)	(8)	8,442	(8,442)	-	623	(584)	(39)	-
Transfer to lifetime expected credit losses	-	-	-	(11,842)	49,024	(37,182)	(69,179)	74,733	(5,554)	(52)	54	(2)	(283)	283	-	(242)	257	(15)	-
Transfer to credit-impaired financial assets	-	-	-	(3,936)	(12,576)	16,512	(3,881)	(32,523)	36,404	(255)	(214)	469	(45)	(243)	288	(148)	(690)	838	-
Provision for (reversal of) allowance	(4,039)	7	-	(22,184)	10,920	181,777	(68,225)	36,586	493,335	(486)	(59)	3,681	(11,492)	(2,234)	8,656	3,325	20	(388)	629,200
Write-offs	-	-	-	-	-	(222,541)	-	-	(352,218)	-	-	(7,600)	-	-	(14,410)	-	-	(492)	(597,261)
Effect of discounting	-	-	-	-	-	(10,430)	-	-	(21,192)	-	-	-	-	-	-	-	-	-	(31,622)
Disposal of loans	-	-	-	-	(377)	(10,118)	-	(410)	(75,063)	-	-	-	-	-	(75)	-	-	(57)	(86,100)
Recoveries	-	-	-	-	-	86,993	-	-	36,407	-	-	1,330	-	-	412	-	-	65	125,207
Others (*)	(362)	-	-	(2,376)	(410)	(2,000)	(7,403)	(6,206)	(4,293)	(285)	(84)	(519)	89	(72)	-	2,133	-	-	(21,788)
Ending balance	₩ 14,493	12	-	178,168	183,824	166,287	606,142	660,567	336,005	2,227	551	3,180	10,288	6,866	1,736	359,118	3,290	4,823	2,537,577

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024																		
				Loans at amortized cost															
	Due from banks			Household			Corporate			Credit card			Others			Other assets			Total
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 18,692	480	-	152,668	164,745	137,688	685,836	763,680	260,480	4,247	1,997	8,017	14,163	10,370	7,338	301,782	5,194	16,043	2,553,420
Transfer to 12 month expected credit losses	397	(397)	-	36,974	(35,848)	(1,126)	126,160	(124,738)	(1,422)	160	(145)	(15)	85	(85)	-	837	(807)	(30)	-
Transfer to lifetime expected credit losses	-	-	-	(14,846)	40,942	(26,096)	(72,811)	78,296	(5,485)	(90)	91	(1)	(1,310)	1,310	-	(314)	338	(24)	-
Transfer to credit-impaired financial assets	-	-	-	(4,080)	(13,260)	17,340	(2,321)	(24,651)	26,972	(543)	(544)	1,087	-	(60)	60	(60)	(263)	323	-
Provision for (reversal of) allowance	(1,461)	(99)	-	(664)	25,159	208,525	(115,487)	10,702	260,693	(715)	(499)	7,276	450	6,016	5,524	(12,603)	(170)	3,061	395,708
Write-offs	-	-	-	-	-	(240,419)	-	-	(251,548)	-	-	(11,515)	-	-	(5,483)	-	-	(4,236)	(513,201)
Effect of discounting	-	-	-	-	-	(12,422)	-	-	(19,810)	-	-	-	-	-	-	-	-	-	(32,232)
Disposal of loans	-	-	-	-	(261)	(6,297)	-	(741)	(64,523)	-	-	-	-	(1)	(1,061)	-	(6)	(11,282)	(84,172)
Recoveries	-	-	-	-	-	85,729	-	-	39,072	-	-	719	-	-	487	-	-	1,056	127,063
Others (*)	1,264	23	-	2,543	530	1,501	8,572	9,560	(15,090)	142	50	261	189	24	-	63,785	1	-	73,355
Ending balance	₩ 18,892	7	-	172,595	182,007	164,423	629,949	712,108	229,339	3,201	950	5,829	13,577	17,574	6,865	353,427	4,287	4,911	2,519,941

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025																		
				Loans at amortized cost												Other assets			Total
	Due from banks			Household			Corporate			Credit card			Others						
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 29,923,671	60	-	141,525,371	11,745,799	500,040	182,799,844	45,341,512	748,916	259,467	3,358	6,915	6,005,947	1,026,078	15,987	15,957,417	143,671	10,006	436,014,059
Transfer to 12 month expected credit losses	6	(6)	-	4,765,786	(4,755,703)	(10,083)	10,938,106	(10,932,255)	(5,851)	648	(638)	(10)	127,707	(127,707)	-	31,843	(31,732)	(111)	-
Transfer to lifetime expected credit losses	-	-	-	(4,324,793)	4,398,205	(73,412)	(15,037,265)	15,061,179	(23,914)	(1,639)	1,641	(2)	(214,091)	214,092	(1)	(44,269)	44,338	(69)	-
Transfer to credit-impaired financial assets	-	-	-	(169,058)	(223,781)	392,839	(371,114)	(473,430)	844,544	(3,410)	(415)	3,825	(10,524)	(920)	11,444	(1,712)	(4,866)	6,578	-
Origination, recoveries, and others (*)	(1,209,354)	78	-	10,485,249	(2,219,760)	90,063	8,838,373	(641,587)	326,379	(29,846)	(1,111)	686	(698,955)	(63,764)	6,173	16,562,133	(19,533)	(5,746)	31,419,478
Write-offs	-	-	-	-	-	(222,541)	-	-	(352,218)	-	-	(7,600)	-	-	(14,410)	-	-	(492)	(597,261)
Disposal of loans	-	-	-	-	(2,672)	(148,144)	-	(9,511)	(598,278)	-	-	-	-	-	(8,096)	-	(4)	(501)	(767,206)
Ending balance	₩ 28,714,323	132	-	152,282,555	8,942,088	528,762	187,167,944	48,345,908	939,578	225,220	2,835	3,814	5,210,084	1,047,779	11,097	32,505,412	131,874	9,665	466,069,070

(*) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows (continued):

	December 31, 2024																		
				Loans at amortized cost															
	Due from banks			Household			Corporate			Credit card			Others			Other assets			
	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	Total
Beginning balance	₩ 25,941,177	2,955	-	132,674,755	8,790,013	472,911	163,439,026	37,062,293	801,773	262,802	4,484	10,086	6,483,789	826,980	24,446	17,755,120	148,551	22,163	394,723,324
Transfer to 12 month expected credit losses	2,526	(2,526)	-	2,646,347	(2,635,806)	(10,541)	8,206,694	(8,201,568)	(5,126)	578	(558)	(20)	30,878	(30,878)	-	30,861	(30,752)	(109)	-
Transfer to lifetime expected credit losses	-	-	-	(5,887,639)	5,944,127	(56,488)	(13,651,848)	13,674,057	(22,209)	(1,939)	1,940	(1)	(189,201)	189,201	-	(54,012)	54,075	(63)	-
Transfer to credit-impaired financial assets	-	-	-	(150,586)	(204,765)	355,351	(249,970)	(378,511)	628,481	(5,152)	(950)	6,102	(43)	(9,600)	9,643	(1,460)	(2,793)	4,253	-
Origination, recoveries, and others (*)	3,979,968	(369)	-	12,242,494	(145,064)	83,449	25,055,942	3,224,399	130,446	3,178	(1,558)	2,263	(319,476)	50,785	6,123	(1,773,092)	(24,684)	108,335	42,623,139
Write-offs	-	-	-	-	-	(240,419)	-	-	(251,548)	-	-	(11,515)	-	-	(5,483)	-	-	(4,236)	(513,201)
Disposal of loans	-	-	-	-	(2,706)	(104,223)	-	(39,158)	(532,901)	-	-	-	-	(410)	(18,742)	-	(726)	(120,337)	(819,203)
Ending balance	₩ 29,923,671	60	-	141,525,371	11,745,799	500,040	182,799,844	45,341,512	748,916	259,467	3,358	6,915	6,005,947	1,026,078	15,987	15,957,417	143,671	10,006	436,014,059

(*) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

9. Loans (continued)

(c) Deferred loan origination costs

Changes in deferred loan origination costs for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	₩	605,989	480,053
Loan origination		265,728	331,367
Amortization		(186,947)	(205,431)
Ending balance	₩	684,770	605,989

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities at FVTOCI:			
Debt securities:			
Government bonds	₩	19,971,238	17,943,929
Financial institutions bonds		29,630,121	23,513,647
Corporate bonds		9,883,808	9,410,551
Others		32,654	-
		59,517,821	50,868,127
Equity securities:			
Stocks		1,528,511	1,306,559
Equity investments		-	3,653
Others		225	24,996
		1,528,736	1,335,208
	₩	61,046,557	52,203,335
Securities at amortized cost:			
Debt securities:			
Government bonds	₩	19,077,863	18,095,652
Financial institutions bonds		1,811,436	3,774,650
Corporate bonds		6,492,890	6,703,520
Others		109,216	291,412
		27,491,405	28,865,234
Allowance for impairment		(6,903)	(8,352)
	₩	27,484,502	28,856,882

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2025 and 2024 are as follows: (continued)

Details of equity instruments designated at FVTOCI as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Marketable securities	₩	993,546	869,814
Non-marketable securities		534,965	436,746
Others		225	28,648
	₩	1,528,736	1,335,208

Above equity securities are equity securities designated as FVTOCI, and for the retention required by the policy, the option of measuring FVTOCI is exercised.

Cumulative net gains or losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2025 and 2024 are ₩6,180 million and ₩7,970 million and there are no cumulated gains or losses replaced by the reclassification of the account for the years ended December 31, 2025 and 2024, respectively.

(b) Gains and losses on disposal of securities at FVTOCI for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Gain on disposal of securities at FVTOCI	₩	194,773	103,801
Loss on disposal of securities at FVTOCI		(2,813)	(2,666)
	₩	191,960	101,135

The Group disposed equity instruments that are measured at FVTOCI for debt-equity swap. At the time of disposal, fair value of equity instruments for the years ended December 31, 2025 and 2024 are ₩94,657 million and ₩104,711 million, and cumulative net gains or losses for the years ended December 31, 2025 and 2024 are ₩6,180 million and ₩7,970 million, respectively.

(c) Gains and losses on disposal of securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Gain on disposal of securities at amortized cost	₩	2	-
Loss on disposal of securities at amortized cost		(59)	(41)
	₩	(57)	(41)

Securities at amortized cost are sold due to the partial redemption of bonds, etc.

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost.

i) Changes in allowance for credit loss of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	19,652	95	-	19,747	8,302	50	-	8,352
Transfer to 12-month expected credit losses		17	(17)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(3)	3	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		7,071	2,438	-	9,509	(1,153)	(47)	-	(1,200)
Disposals and Others (*)		(3,786)	20	-	(3,766)	(246)	(3)	-	(249)
Ending balance	₩	22,951	2,539	-	25,490	6,903	-	-	6,903

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	19,809	908	-	20,717	9,551	140	-	9,691
Transfer to 12-month expected credit losses		14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		712	(420)	-	292	(1,615)	(97)	-	(1,712)
Disposals and Others (*)		(883)	(379)	-	(1,262)	366	7	-	373
Ending balance	₩	19,652	95	-	19,747	8,302	50	-	8,352

(*) Other changes are due to foreign exchange rate changes, etc.

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost (continued).

ii) Changes in carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2025and 2024 are as follows:

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	50,807,368	60,759	-	50,868,127	28,861,590	3,644	-	28,865,234
Transfer to 12-month expected credit losses		5,276	(5,276)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(2,939)	2,939	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		8,681,283	(31,589)	-	8,649,694	(1,370,185)	(3,644)	-	(1,373,829)
Ending balance	₩	59,490,988	26,833	-	59,517,821	27,491,405	-	-	27,491,405

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	49,264,182	91,951	-	49,356,133	30,721,330	7,524	-	30,728,854
Transfer to 12-month expected credit losses		3,798	(3,798)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		1,539,388	(27,394)	-	1,511,994	(1,859,740)	(3,880)	-	(1,863,620)
Ending balance	₩	50,807,368	60,759	-	50,868,127	28,861,590	3,644	-	28,865,234

(In millions of Korean won)

11. Property and equipment

(a) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,226,806	-	1,226,806
Buildings		1,162,395	(573,933)	588,462
Right-of-use assets		1,238,701	(712,094)	526,607
Others		1,595,581	(1,340,627)	254,954
	₩	5,223,483	(2,626,654)	2,596,829

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,303,706	-	1,303,706
Buildings		1,027,201	(534,672)	492,529
Right-of-use assets		1,170,981	(615,418)	555,563
Others		1,551,710	(1,288,728)	262,982
	₩	5,053,598	(2,438,818)	2,614,780

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,303,706	492,529	555,563	262,982	2,614,780
Acquisitions (*1) (*2)		-	45,386	240,561	112,274	398,221
Disposals and write-offs (*3)		(279)	(195)	(38,281)	(1,536)	(40,291)
Depreciation		-	(55,349)	(224,697)	(117,918)	(397,964)
Amounts transferred to investment properties		(70,786)	(20,717)	-	-	(91,503)
Amounts transferred to non-current assets held for sale		(5,605)	(2,183)	-	-	(7,788)
Acquisition through business combination (*4)		-	127,888	4	77	127,969
Effects of foreign currency movements		(230)	1,103	(6,543)	(925)	(6,595)
Ending balance	₩	1,226,806	588,462	526,607	254,954	2,596,829

(*1) ₩36,258 million transferred from construction-in progress is included.
(*2) ₩2,180 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,027 million of write-off is included.
(*4) The Group acquired a 100% equity interest in HIEP HIEP THANH INVESTMENT COMPANY LIMITED during the year ended December 31, 2025 and obtained control over the entity.

(In millions of Korean won)

11. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,285,436	523,750	424,373	285,034	2,518,593
Acquisitions (*1) (*2)		16,125	23,374	350,824	92,292	482,615
Disposals and write-offs (*3)		(125)	(163)	(11,803)	(1,787)	(13,878)
Depreciation		-	(53,945)	(227,084)	(116,831)	(397,860)
Amounts transferred to investment properties		1,284	(1,397)	-	-	(113)
Amounts transferred to non-current assets held for sale		528	511	-	-	1,039
Effects of foreign currency movements		458	399	19,253	4,274	24,384
Ending balance	₩	1,303,706	492,529	555,563	262,982	2,614,780

(*1) ₩26,185 million transferred from construction-in progress is included.
(*2) ₩2,559 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,398 million of write-off is included.

(c) Insured assets and liability insurances as of December 31, 2025 are as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	₩	20,000	Samsung Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Property insurance	Real estate & movable properties for business purpose, etc.		823,817	Samsung Fire & Marine Insurance Co., Ltd. and 4 other insurance companies
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd. and 3 other insurance companies
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Compensation liability insurance for personal information protection	-		20,000	DB Insurance Co., Ltd. and 4 other insurance companies
Compensation liability insurance for electronic financial transaction	-		3,000	Samsung Fire & Marine Insurance Co., Ltd. and 3 other insurance companies
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for elevator accidents	-		80	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for gas accident	-		500	Meritz Fire & Marine Insurance Co., Ltd.
		₩	978,397	

Besides the insurances listed above, the Group also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

(In millions of Korean won)

12. Leases

(a) Details of lease right-of-use assets by class of underlying asset of the lessee as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	1,159,413	(657,247)	502,166
Vehicle		44,532	(29,570)	14,962
Others		34,756	(25,277)	9,479
	₩	1,238,701	(712,094)	526,607

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	1,085,993	(559,884)	526,109
Vehicle		49,177	(30,292)	18,885
Others		35,811	(25,242)	10,569
	₩	1,170,981	(615,418)	555,563

(b) Changes in lease right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Real property	Vehicle	Others	Total
Beginning balance	₩	526,109	18,885	10,569	555,563
Acquisitions		226,863	9,413	4,285	240,561
Disposals		(34,103)	(3,422)	(756)	(38,281)
Depreciation		(210,353)	(9,686)	(4,658)	(224,697)
Acquisition through business combination (*)		-	4	-	4
Effects of foreign currency movements		(6,350)	(232)	39	(6,543)
Ending balance	₩	502,166	14,962	9,479	526,607

(*) The Group acquired a 100% equity interest in HIEP HIEP THANH INVESTMENT COMPANY LIMITED during the year ended December 31, 2025 and obtained control over the entity.

		December 31, 2024			
		Real property	Vehicle	Others	Total
Beginning balance	₩	392,063	21,571	10,739	424,373
Acquisitions		334,509	10,827	5,488	350,824
Disposals		(7,968)	(3,125)	(710)	(11,803)
Depreciation		(211,575)	(10,575)	(4,934)	(227,084)
Effects of foreign currency movements		19,080	187	(14)	19,253
Ending balance	₩	526,109	18,885	10,569	555,563

(In millions of Korean won)

12. Leases (continued)

(c) Details of maturity of lease liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real property	₩	23,176	29,093	40,095	70,856	255,616	89,567	508,403
Vehicle		6,578	1,480	2,113	3,862	8,006	-	22,039
Others		712	520	866	2,037	6,341	-	10,476
	₩	30,466	31,093	43,074	76,755	269,963	89,567	540,918

		December 31, 2024						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real property	₩	22,433	28,602	39,250	70,860	287,554	76,173	524,872
Vehicle		6,780	1,612	2,272	4,375	11,494	-	26,533
Others		649	569	1,162	1,974	6,761	-	11,115
	₩	29,862	30,783	42,684	77,209	305,809	76,173	562,520

The amounts shown above are classified by the earliest maturity dates on which the Group's payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2025 and 2024, the lease payment for the low value assets is ₩2,579 million and ₩3,221 million. Short-term lease payment does not exist.

(In millions of Korean won)

13. Intangible assets

(a) Details of intangible assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Goodwill	₩	32,620	34,472
Software		147,530	128,945
Development cost		336,234	403,318
Memberships		50,425	45,869
Others		262,600	399,784
	₩	829,409	1,012,388

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Goodwill	Software	Development cost	Membership	Others	Total
Beginning balance	₩	34,472	128,945	403,318	45,869	399,784	1,012,388
Acquisitions (*1)		-	74,684	48,670	10,150	35,054	168,558
Disposals		-	-	-	(5,375)	-	(5,375)
Impairment		-	-	-	(213)	-	(213)
Amortization (*2)		-	(54,166)	(115,754)	-	(171,380)	(341,300)
Reclassification to non-current assets held for sale		-	(2,252)	-	-	-	(2,252)
Effects of foreign currency movements		(1,852)	319	-	(6)	(858)	(2,397)
Ending balance (*3)	₩	32,620	147,530	336,234	50,425	262,600	829,409

(*1) ₩860million transferred from other intangible assets acquired and under development is included.
(*2) ₩169,739 million among amortization cost of other intangible assets is included in other operating expenses.
(*3) ₩194,147 million of other intangible assets is accounted for as account payables.

		December 31, 2024					
		Goodwill	Software	Development cost	Membership	Others	Total
Beginning balance	₩	31,784	143,655	203,780	46,900	661,087	1,087,206
Acquisitions (*1)		-	32,379	287,527	-	(90,910)	228,996
Disposals		-	-	-	(17)	-	(17)
Impairment		-	-	(548)	-	-	(548)
Amortization (*2)		-	(50,342)	(87,441)	-	(171,961)	(309,744)
Effects of foreign currency movements		2,688	3,253	-	(1,014)	1,568	6,495
Ending balance (*3)	₩	34,472	128,945	403,318	45,869	399,784	1,012,388

(*1) ₩166,667 million transferred from other intangible assets acquired and under development is included.
(*2) ₩170,364 million among amortization cost of other intangible assets is included in other operating expenses.
(*3) ₩286,515 million of other intangible assets is accounted for as account payables.

(In millions of Korean won)

13. Intangible assets (continued)

(c) Goodwill

i) The carrying amounts of goodwill allocated to each Cash-Generating Unit ("CGU") as of December 31, 2025 and 2024 are as follows:

CGU		December 31, 2025	December 31, 2024
Shinhan Bank Vietnam Ltd.	₩	32,620	34,472

ii) Impairment test

The recoverable amounts of all cash-generating units required for impairment testing is based on value in use. The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model.

(1) Measurement date and projection period
The recoverable amounts are measured as of June 30, 2025. The projection period used in value-in-use calculations is 5.5 years (July 2025 through December 2030) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetual growth rate for every year.

(2) Significant assumptions
The expected future cash flows from the cash-generating unit are based on the CPI growth rate, market size and the market share of the Group. Major unobservable assumptions applied during the forecast period are as follows:

(Unit: %)

Cash-generating units	Net interest income growth rate	Net commission income growth rate	General administrative expenses growth rate	Growth rate
Shinhan Bank Vietnam Ltd.	3.88	2.70	6.96	1.30

The discount rate was determined based on the required rate of return of shareholders and the cost of equity. The cost of equity was calculated as the sum of risk-free rate and the market risk premium, which represents compensation for risk and is adjusted for the Group's systematic risk. Permanent growth rate is estimated based on inflation and did not exceed the projected long-term average growth rate of the relevant industry report.

(Unit: %)

Cash-generating units	Discount rate	Permanent growth rate
Shinhan Bank Vietnam Ltd.	15.63	2.00

13. Intangible assets (continued)

(c) Goodwill (continued)

ii) Impairment test (continued)

(3) The recoverable amounts and carrying amounts

The recoverable amounts and carrying amounts of the CGUs to which goodwill has been allocated as of valuation date are as follows:

		Shinhan Bank Vietnam Ltd.
Recoverable amounts	₩	2,185,141
Carrying amounts		1,892,420
Recoverable amount in excess of carrying amount	₩	292,721

Based on the impairment assessment conducted for the intangible asset of goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill is allocated is not expected to exceed its recoverable amount.

14. Investments in associates

(a) Investments in associates as of December 31, 2025 and 2024 are as follows:

Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2025	Ownership (%) December 31, 2024
BNP Paribas Cardif Life Insurance Co., Ltd. (*1) (*4)	Korea	September 30	Insurance	14.99	14.99
KOREA FINANCE SECURITY (*1) (*4)	Korea	September 30	Others	14.91	14.91
DOODOO LOGITECH (*2) (*3)	Korea	December 31	Others	27.96	27.96
One-Shinhan Future's New Technology Investment Fund 1 (*1)	Korea	September 30	Investment	27.78	27.78
KST-SH Laboratory Investment Fund No.1 (*1)	Korea	September 30	Investment	20.00	20.00
One-Shinhan Future's New Technology Investment Fund 2 (*1)	Korea	September 30	Investment	29.70	29.70
One-Shinhan Future's New Technology Investment Fund 3 (*1)	Korea	September 30	Investment	29.90	29.90
One-Shinhan Connect New Technology Investment Fund 1 (*1)	Korea	September 30	Investment	30.00	30.00
One-Shinhan Connect New Technology Investment Fund 2 (*1)	Korea	September 30	Investment	33.33	33.33
Neoplux Technology Valuation Investment Fund	Korea	-	Investment	-	33.33
MIEL Co., Ltd. (*2) (*3)	Korea	December 31	Others	28.77	28.77
BACK DOO Co., Ltd. (*2) (*3)	Korea	December 31	Wholesale	25.90	25.90
Chungwon assets (*2) (*3)	Korea	December 31	Manufacturing	22.53	22.53
Jinmyung Plus (*2) (*3)	Korea	December 31	Manufacturing	22.20	22.20
SEOKWANG T&I (*2) (*3)	Korea	December 31	Manufacturing	28.55	28.55
Korea Credit Bureau (*1) (*4)	Korea	September 30	Credit	4.50	4.50
Goduck Gangil1 PFV Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	1.04	1.04
Goduck Gangil10 PFV Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	14.00	14.00

14. Investments in associates (continued)

(a) Investments in associates as of December 31, 2025 and 2024 are as follows: (continued)

Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2025	Ownership (%) December 31, 2024
SBC PFV Co., Ltd. (*1) (*4) (*5)	Korea	September 30	Real estate	12.50	12.50
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	15.00	15.00
Logisvalley Shinhan REIT Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	14.95	14.95
ICSF (The Korea's Information Center for Savings & Finance) (*3)	Korea	December 31	Service	32.26	32.26
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	Investment	33.33	33.33
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment	23.33	23.33
Shinhan SKS Corporate Recovery Private Equity Fund (*1)	Korea	November 30	Investment	23.99	23.99
BTS 2nd Private Equity Fund (*1)	Korea	November 30	Investment	20.00	20.00
Shinhan global flagship venture fund	Korea	December 31	Investment	45.00	45.00
One Shinhan Mezzanine Fund 1 (*1)	Korea	September 30	Investment	46.51	46.51
Shinhan hyper connect venture fund 1	Korea	December 31	Investment	33.33	33.33
All Together Korea Fund 6 (*7)	Korea	December 31	Investment	99.98	99.98
All Together Korea Fund 7 (*7)	Korea	December 31	Investment	99.98	99.98
Shinhan hyper future's venture fund 1	Korea	December 31	Investment	29.90	29.90
Shinhan Private Equity Fund II (*8)	Korea	December 31	Investment	26.09	26.09
SONGPA BIZ CLUSTER PFV CO LTD (*1) (*4) (*6)	Korea	September 30	Real estate	14.40	14.40
Techfin ratings Co., Ltd. (*1)	Korea	September 30	Service	45.00	45.00
CASCADETECH INC (*2) (*3)	Korea	December 31	Manufacturing	20.27	20.27
Credila Financial Services (*1) (*4)	India	September 30	Finance	10.06	10.93
SUNG JIN CO.,LTD (*2)	Korea	-	Others	20.61	-
Shinhan hyper future's venture fund 2 (*9)	Korea	December 31	Investment	29.17	-

(*1) Financial statements as of September 30, 2025 and November 30, 2025 are used for the equity method accounting since the financial statements as of December 31, 2025 are not available. Significant trades and events occurred within the period are properly reflected.
(*2) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2025. In addition, it has been reclassified to the investments in associates.
(*3) The latest financial statements available are used for the equity method accounting since the financial statements as of December 31, 2025 are not available. Significant trades and events occurred within the period are properly reflected.
(*4) The equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.
(*5) The percentage of voting rights held is 4.65%.
(*6) The percentage of voting rights held is 9.35%.
(*7) Although the ownership interest exceeds 50% and significant influence exists, the Group does not have the ability to direct the financial and operating policies of the investee in substance. Accordingly, the related investment has been classified as an investment in an associate.
(*8) The rights on residual equity are retained as liquidation is incomplete.
(*9) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2025.

Meanwhile, investments in investment trusts whose significant influence over relevant activities is restricted under trust agreements are excluded from investments in associates.

(In millions of Korean won)

14. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025									
Associates	Acquisition cost	Beginning balance	Acquisition (redemption)	Loss from disposal	Share of profit (loss) of associates	Share of other comprehensive income (loss) of associates	Dividends received	Others	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 42,204	36,440	-	-	(2,105)	2,146	-	-	36,481
KOREA FINANCE SECURITY	3,448	3,542	-	-	307	-	-	-	3,849
DOODOO LOGITECH	-	1	-	-	-	-	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	1,354	1,309	-	-	(85)	-	-	-	1,224
KST-SH Laboratory Investment Fund No.1	1,260	1,291	(480)	-	44	-	-	-	855
One-Shinhan Future's New Technology Investment Fund 2	2,771	2,636	-	-	(474)	-	-	-	2,162
One-Shinhan Future's New Technology Investment Fund 3	289	232	-	-	(5)			-	227
One-Shinhan Connect New Technology Investment Fund 1	67,729	73,442	(3,000)	-	10,902	-	-	-	81,344
One-Shinhan Connect New Technology Investment Fund 2	9,070	5,327	200	-	1,819	-	-	-	7,346
Neoplux Technology Valuation Investment Fund	-	5,371	(16)	(1,718)	(1,557)	-	(2,080)	-	-
MIEL Co., Ltd. (*1)	-	-	-	-	-	-	-	-	-
BAEK DOO Co., Ltd.	-	116	-	-	-	-	-	-	116
Chungwon assets	-	513	-	-	-	-	-	-	513
Jinmyung Plus	-	15	-	-	-	-	-	-	15
SEOKWANG T&I	-	606	-	-	(14)	-	-	-	592
Korea Credit Bureau	2,250	3,765	-	-	1,350	-	(45)	-	5,070
Goduck Gangil1 PFV Co., Ltd.	50	95	-	-	(8)	-	(25)	-	62
Goduck Gangil10 PFV Co., Ltd.	14	4,338	(686)	-	(268)	(3,346)	(38)	-	-
SBC PFV Co., Ltd.	22,500	18,809	-	-	(1,331)	-	-	-	17,478
DDI LVC Master Real Estate Investment Trust Co., Ltd.	7,075	5,800	-	-	(1,141)	-	-	-	4,659
Logisvalley Shinhan REIT Co., Ltd.	2,925	2,529	-	-	(106)	-	-	-	2,423
ICSF (The Korea's Information Center for Savings & Finance)	300	172	-	-	9	-	-	-	181
Shinhan-Albatross Technology Investment Fund	900	6,229	-	-	(782)	-	(1,247)	-	4,200
Shinhan-Neoplux Energy Newbiz Fund	3,875	10,417	-	-	(1,046)	-	-	-	9,371
Shinhan SKS Corporate Recovery Private Equity Fund	13,090	18,011	(1,630)	-	467	-	-	-	16,848
BTS 2nd Private Equity Fund	8,766	7,814	620	-	(20)	-	-	-	8,414
Shinhan global flagship venture fund 1	72,000	51,534	18,000	-	(13,704)	-	-	-	55,830
One Shinhan Mezzanine Fund 1	8,218	18,869	(11,782)	-	3,579	2,192	-	-	12,858
Shinhan hyper connect venture fund I	49,890	31,922	16,690	-	752	-	-	-	49,364
All Together Korea Fund 6	5,531	5,424	147	-	117	-	(147)	-	5,541
All Together Korea Fund 7	5,531	5,424	147	-	117	-	(147)	-	5,541
Shinhan hyper future's venture fund 1	2,661	1,961	639	-	(55)	-	-	-	2,545
Shinhan Private Equity Fund II	1	68	-	-	274	-	-	-	342
SONGPA BIZ CLUSTER PFV CO LTD	7,200	7,024	-	-	(230)	-	-	-	6,794
Techfin ratings Co., Ltd.	27,000	25,610	-	-	(2,570)	-	-	-	23,040
CASCADETECH INC	-	-	-	-	-	-	-	-	-
Credila Financial Services	254,571	263,116	4,301	(1,061)	20,059	(20,601)	-	-	265,814
SUNG JIN CO.,LTD	-	-	-	-	-				-
Shinhan hyper future's venture fund 2	350	-	350	-	-				350
	₩ 622,823	619,772	23,500	(2,779)	14,295	(19,609)	(3,729)	-	631,450

(*1) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

(In millions of Korean won)

14. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024								
Associates	Acquisition cost	Beginning balance	Acquisition (redemption)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehensive income of associates	Dividends received	Others (*1)	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 42,204	39,275	-	-	(3,423)	587	-	-	36,439
KOREA FINANCE SECURITY	3,448	3,245	-	-	296	-	-	-	3,541
DOODOO LOGITECH	-	1	-	-	-	-	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	1,354	2,373	(240)	-	(823)	-	-	-	1,310
KST-SH Laboratory Investment Fund No.1	1,740	1,690	-	-	(399)	-	-	-	1,291
One-Shinhan Future's New Technology Investment Fund 2	2,771	3,047	-	-	(410)	-	-	-	2,637
One-Shinhan Future's New Technology Investment Fund 3	289	227	-	-	5			-	232
One-Shinhan Connect New Technology Investment Fund 1	70,729	75,054	-	-	(1,612)	-	-	-	73,442
One-Shinhan Connect New Technology Investment Fund 2	8,870	7,808	-	-	(2,480)	-	-	-	5,328
Neoplux Technology Valuation Investment Fund	16	12,319	(300)	-	7,091	-	(13,739)	-	5,371
MIEL Co., Ltd. (*2)	-	-	-	-	-	-	-	-	-
BAEK DOO Co., Ltd.	-	118	-	-	(2)	-	-	-	116
Chungwon assets	-	512	-	-	1	-	-	-	513
Jinmyung Plus	-	15	-	-	-	-	-	-	15
SEOKWANG T&I	-	598	-	-	7	-	-	-	605
Korea Credit Bureau	2,250	3,370	-	-	441	-	(44)	-	3,767
Goduck Gangil1 PFV Co., Ltd.	50	179	-	-	64	-	(148)	-	95
Goduck Gangil10 PFV Co., Ltd.	700	3,575	-	-	912	-	(149)	-	4,338
SBC PFV Co., Ltd.	22,500	15,390	4,375	-	(956)	-	-	-	18,809
DDI LVC Master Real Estate Investment Trust Co., Ltd.	7,075	6,583	-	-	(783)	-	-	-	5,800
Logisvalley Shinhan REIT Co., Ltd.	2,925	2,683	-	-	(154)	-	-	-	2,529
ICSF (The Korea's Information Center for Savings & Finance)	300	180	-	-	(8)	-	-	-	172
Shinhan-Albatross Technology Investment Fund	900	11,333	1	-	218	-	(5,321)	-	6,231
Shinhan-Neoplux Energy Newbiz Fund	3,875	16,474	(6,776)	-	719	-	-	-	10,417
Shinhan SKS Corporate Recovery Private Equity Fund	14,719	16,413	(645)	-	469	1,772	-	-	18,009
BTS 2nd Private Equity Fund	8,146	4,878	2,920	-	16	-	-	-	7,814
Shinhan global flagship venture fund 1	54,000	34,590	18,000	-	(1,055)	-	-	-	51,535
One Shinhan Mezzanine Fund 1	20,000	10,018	10,000	-	(1,149)	-	-	-	18,869
Shinhan hyper connect venture fund I	33,200	14,827	18,000	-	(906)	-	-	-	31,921
Korea Digital Asset Custody	-	171		334	-	-	-	(505)	-
All Together Korea Fund 6	5,384	5,270	157	-	153	-	(157)	-	5,423
All Together Korea Fund 7	5,384	5,270	157	-	153	-	(157)	-	5,423
Shinhan hyper future's venture fund 1	2,022	308	1,703	-	(50)	-	-	-	1,961
Shinhan Private Equity Fund II	1	34,456	(34,455)	-	11,070	-	(11,003)	-	68
SONGPA BIZ CLUSTER PFV CO LTD	7,200	-	7,200	-	(176)	-	-	-	7,024
Techfin ratings Co., Ltd.	27,000	-	27,000	-	(1,390)	-	-	-	25,610
CASCADETECH INC	-	-	-	-	-	-	-	-	-
Credila Financial Services	250,270	-	250,270	-	4,017	8,829	-	-	263,116
	₩ 599,322	332,250	297,367	334	9,856	11,188	(30,718)	(505)	619,772

(*1) No cash flow is involved as acquired from another account as the amount of decrease or increase is from reclassification.
(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

(In millions of Korean won)

14. Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2025 and 2024 are as follows:

		December 31, 2025					
Associates		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehen-sive loss	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	2,610,372	2,367,134	47,055	(14,036)	-	(14,036)
KOREA FINANCE SECURITY		41,108	15,296	47,821	2,058	-	2,058
DOODOO LOGITECH		2	-	-	-	-	-
One-Shinhan Future's New Technology Investment Fund 1		4,407	1	1	(307)	-	(307)
KST-SH Laboratory Investment Fund No.1		4,276	2	-	221	-	221
One-Shinhan Future's New Technology Investment Fund 2		7,280	-	2	(1,596)	-	(1,596)
One-Shinhan Future's New Technology Investment Fund 3		761	2	-	(18)	-	(18)
One-Shinhan Connect New Technology Investment Fund 1		271,158	13	2,155	36,338	-	36,338
One-Shinhan Connect New Technology Investment Fund 2		22,042	3	-	5,458	-	5,458
MIEL Co., Ltd.		423	565	-	-	-	-
BAEK DOO Co., Ltd.		743	296	971	-	-	-
Chungwon assets		3,025	750	3,239	-	-	-
Jinmyung Plus		538	470	224	-	-	-
SEOKWANG T&I		2,581	507	2,239	(47)	-	(47)
Korea Credit Bureau		156,979	44,319	195,731	29,898	-	29,898
Goduck Gangil1 PFV Co., Ltd.		6,303	330	(98)	(733)	-	(733)
Goduck Gangil10 PFV Co., Ltd.		2,702	143	3,509	(871)	-	(871)
SBC PFV Co., Ltd.		1,517,872	1,338,087	-	(9,555)	-	(9,555)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		30,991	9	-	(7,604)	-	(7,604)
Logisvalley Shinhan REIT Co., Ltd.		78,276	55,469	3,875	(709)	-	(709)
ICSF (The Korea's Information Center for Savings & Finance)		564	3	125	27	-	27
Shinhan-Albatross		12,612	11	2,621	(2,347)	-	(2,347)
Shinhan-Neoplux Energy Newbiz Fund		44,453	4,290	76	(10,162)	-	(10,162)
Shinhan SKS Corporate Recovery Private Equity Fund		70,369	128	1,969	746	-	746
BTS 2nd Private Equity Fund		42,226	157	1	(103)	-	(103)
Shinhan Global Flagship Venture Fund 1		124,067	-	1,647	(30,454)	-	(30,454)
One Shinhan Mezzanine Fund 1		27,644	-	13,629	7,694	-	7,694
Shinhan hyper connect venture fund I		148,093	-	5,012	2,258	-	2,258
All Together Korea Fund 6		5,543	1	120	117	-	117
All Together Korea Fund 7		5,543	1	120	117	-	117
Shinhan hyper future's venture fund 1		8,512	-	6	(183)	-	(183)
Shinhan Private Equity Fund II		4,514	460	1,288	1,033	-	1,033
SONGPA BIZ CLUSTER PFV CO LTD		2,061,152	2,013,972	-	(1,595)	-	(1,595)
Techfin ratings Co., Ltd.		26,117	3,606	1,287	(5,794)	-	(5,794)
Credila Financial Services		8,555,773	7,082,850	907,029	199,390	(6,759)	192,631
Shinhan hyper future's venture fund 2		1,200	-	-	-	-	-
	₩	15,900,221	12,928,875	1,241,654	199,241	(6,759)	192,482

(In millions of Korean won)

14. Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024					
Associates		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehen-sive income	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	2,714,010	2,471,042	57,744	(22,818)	3,917	(18,901)
KOREA FINANCE SECURITY		36,984	13,230	46,929	1,991	-	1,991
DOODOO LOGITECH		2	-	-	-	-	-
One-Shinhan Future's New Technology Investment Fund 1		4,714	-	317	(2,963)	-	(2,963)
KST-SH Laboratory Investment Fund No.1		6,454	-	-	(1,997)	-	(1,997)
One-Shinhan Future's New Technology Investment Fund 2		8,876	-	3	(1,381)	-	(1,381)
One-Shinhan Future's New Technology Investment Fund 3		779	2	-	16	-	16
One-Shinhan Connect New Technology Investment Fund 1		244,820	13	209	(5,374)	-	(5,374)
One-Shinhan Connect New Technology Investment Fund 2		15,984	3	-	(7,441)	-	(7,441)
Neoplux Technology Valuation Investment Fund		20,218	4,105	14,347	21,272	-	21,272
MIEL Co., Ltd.		423	565	-	-	-	-
BAEK DOO Co., Ltd.		743	296	971	(7)	-	(7)
Chungwon assets		3,025	750	3,239	5	-	5
Jinmyung Plus		538	470	224	-	-	-
SEOKWANG T&I		2,716	595	2,239	26	-	26
Korea Credit Bureau		152,590	68,920	172,186	9,791	-	9,791
Goduck Gangil1 PFV Co., Ltd.		9,698	542	85,702	6,230	-	6,230
Goduck Gangil10 PFV Co., Ltd.		31,127	144	59,433	6,430	-	6,430
SBC PFV Co., Ltd.		1,315,964	1,125,532	-	(7,626)	-	(7,626)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		38,594	8	-	(5,280)	-	(5,280)
Logisvalley Shinhan REIT Co., Ltd.		79,079	55,563	3,872	(1,031)	-	(1,031)
ICSF (The Korea's Information Center for Savings & Finance)		536	2	100	(25)	-	(25)
Shinhan-Albatross		18,917	229	19,486	652	-	652
Shinhan-Neoplux Energy Newbiz Fund		51,047	6,398	27,749	3,085	-	3,085
Shinhan SKS Corporate Recovery Private Equity Fund		75,278	191	2,867	1,967	-	1,967
BTS 2nd Private Equity Fund		39,430	359	527	81	-	81
Shinhan Global Flagship Venture Fund 1		114,521	-	438	(2,346)	-	(2,346)
One Shinhan Mezzanine Fund 1		40,568	-	1,082	(2,470)	-	(2,470)
Shinhan hyper connect venture fund I		95,767	1	276	(2,491)	-	(2,491)
All Together Korea Fund 6		5,426	1	153	150	-	150
All Together Korea Fund 7		5,426	1	153	150	-	150
Shinhan hyper future's venture fund 1		6,559	-	34	(168)	-	(168)
Shinhan Private Equity Fund II		11,630	8,626	66,322	50,050	-	50,050
SONGPA BIZ CLUSTER PFV CO LTD		909,499	860,724	-	(1,225)	-	(1,225)
Techfin ratings Co., Ltd.		32,221	4,000	170	(3,089)	-	(3,089)
Credila Financial Services		6,597,835	5,362,148	188,922	36,759	-	36,759
	₩	12,691,998	9,984,460	755,694	70,923	3,917	74,840

(In millions of Korean won)

14. Investments in associates (continued)

(d) Reconciliation of associates' financial information presented to the carrying amount of the Group's interest in the associates as of December 31, 2025 and 2024 are as follows:

	December 31, 2025						
Associates		Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	243,239	14.99%	36,486	(5)	-	36,481
KOREA FINANCE SECURITY		25,811	14.91%	3,849	-	-	3,849
DOODOO LOGITECH		2	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1		4,406	27.78%	1,224	-	-	1,224
KST-SH Laboratory Investment Fund No.1		4,274	20.00%	855	-	-	855
One-Shinhan Future's New Technology Investment Fund 2		7,280	29.70%	2,162	-	-	2,162
One-Shinhan Future's New Technology Investment Fund 3		759	29.90%	227	-	-	227
One-Shinhan Connect New Technology Investment Fund 1		271,145	30.00%	81,344	-	-	81,344
One-Shinhan Connect New Technology Investment Fund 2		22,039	33.33%	7,346	-	-	7,346
MIEL Co., Ltd. (*2)		(142)	28.77%	(41)	-	41	-
BAEK DOO Co., Ltd.		447	25.90%	116	-	-	116
Chungwon assets		2,275	22.53%	513	-	-	513
Jinmyung Plus		68	22.20%	15	-	-	15
SEOKWANG T&I		2,074	28.55%	592	-	-	592
Korea Credit Bureau		112,660	4.50%	5,070	-	-	5,070
Goduck Gangil1 PFV Co., Ltd.		5,973	1.04%	62	-	-	62
Goduck Gangil10 PFV Co., Ltd.		2,559	14.00%	358	-	(358)	(0)
SBC PFV Co., Ltd. (*3)		179,785	12.50%	22,473	-	(4,995)	17,478
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		30,982	15.00%	4,647	-	12	4,659
Logisvalley Shinhan REIT Co., Ltd. (*1)		22,807	14.95%	3,410	-	(986)	2,424
ICSF (The Korea's Information Center for Savings & Finance)		561	32.26%	181	-	-	181
Shinhan-Albatross		12,601	33.33%	4,200	-	-	4,200
Shinhan-Neoplux Energy Newbiz Fund		40,163	23.33%	9,371	-	-	9,371
Shinhan SKS Corporate Recovery Private Equity Fund		70,241	23.99%	16,848	-	-	16,848
BTS 2nd Private Equity Fund		42,069	20.00%	8,414	-	-	8,414
Shinhan Global Flagship Venture Fund 1		124,067	45.00%	55,830	-	-	55,830
One Shinhan Mezzanine Fund 1		27,644	46.51%	12,858	-	-	12,858
Shinhan hyper connect venture fund I		148,093	33.33%	49,364	-	-	49,364
All Together Korea Fund 6		5,542	99.98%	5,540	-	-	5,540
All Together Korea Fund 7		5,542	99.98%	5,541	-	-	5,541
Shinhan hyper future's venture fund 1		8,512	29.90%	2,545	-	-	2,545
Shinhan Private Equity Fund II (*1)		4,054	26.09%	1,054	-	(712)	342
SONGPA BIZ CLUSTER PFV CO LTD		47,180	14.40%	6,794	-	-	6,794
Techfin ratings Co., Ltd. (*4)		22,511	45.00%	10,130	-	12,910	23,040
Credila Financial Services (*4)		1,472,923	10.06%	148,176	-	117,638	265,814
Shinhan hyper future's venture fund 2		1,200	29.17%	350		-	350
	₩	2,971,346		507,905	(5)	123,550	631,450

(*1) Other is the fair value adjustment amount incurred during acquisition.
(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group's discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.
(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.
(*4) Other is the amount of goodwill recognized upon acquisition.

(In millions of Korean won)

14. Investments in associates (continued)

(d) Reconciliation of associates' financial information presented to the carrying amount of the Group's interest in the associates as of December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024						
Associates		Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	242,968	14.99%	36,444	(5)	-	36,439
KOREA FINANCE SECURITY		23,754	14.91%	3,541	-	-	3,541
DOODOO LOGITECH		2	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1		4,714	27.78%	1,310	-	-	1,310
KST-SH Laboratory Investment Fund No.1		6,454	20.00%	1,291	-	-	1,291
One-Shinhan Future's New Technology Investment Fund 2		8,876	29.70%	2,637	-	-	2,637
One-Shinhan Future's New Technology Investment Fund 3		777	29.90%	232	-	-	232
One-Shinhan Connect New Technology Investment Fund 1		244,807	30.00%	73,442	-	-	73,442
One-Shinhan Connect New Technology Investment Fund 2		15,981	33.33%	5,328	-	-	5,328
Neoplux Technology Valuation Investment Fund		16,113	33.33%	5,371	-	-	5,371
MIEL Co., Ltd. (*2)		(142)	28.77%	(41)	-	41	-
BAEK DOO Co., Ltd.		447	25.90%	116	-	-	116
Chungwon assets		2,275	22.53%	513	-	-	513
Jinmyung Plus		68	22.20%	15	-	-	15
SEOKWANG T&I		2,121	28.55%	605	-	-	605
Korea Credit Bureau		83,670	4.50%	3,767	-	-	3,767
Goduck Gangil1 PFV Co., Ltd.		9,156	1.04%	95	-	-	95
Goduck Gangil10 PFV Co., Ltd.		30,983	14.00%	4,338	-	-	4,338
SBC PFV Co., Ltd. (*3)		190,432	12.50%	23,804	-	(4,995)	18,809
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		38,586	15.00%	5,788	-	12	5,800
Logisvalley Shinhan REIT Co., Ltd. (*1)		23,516	14.95%	3,515	-	(986)	2,529
ICSF (The Korea's Information Center for Savings & Finance)		534	32.26%	172	-	-	172
Shinhan-Albatross		18,688	33.33%	6,231	-	-	6,231
Shinhan-Neoplux Energy Newbiz Fund		44,649	23.33%	10,417	-	-	10,417
Shinhan SKS Corporate Recovery Private Equity Fund		75,087	23.99%	18,009	-	-	18,009
BTS 2nd Private Equity Fund		39,071	20.00%	7,814	-	-	7,814
Shinhan Global Flagship Venture Fund 1		114,521	45.00%	51,535	-	-	51,535
One Shinhan Mezzanine Fund 1		40,568	46.51%	18,869	-	-	18,869
Shinhan hyper connect venture fund I		95,766	33.33%	31,921	-	-	31,921
All Together Korea Fund 6		5,425	99.98%	5,423	-	-	5,423
All Together Korea Fund 7		5,425	99.98%	5,423	-	-	5,423
Shinhan hyper future's venture fund 1		6,559	29.90%	1,961	-	-	1,961
Shinhan Private Equity Fund II (*1)		3,004	26.09%	780	-	(712)	68
SONGPA BIZ CLUSTER PFV CO LTD		48,775	14.40%	7,024	-	-	7,024
Techfin ratings Co., Ltd. (*4)		28,221	45.00%	12,700	-	12,910	25,610
Credila Financial Services (*4)		1,235,687	10.93%	135,024	-	128,092	263,116
	₩	2,707,538		485,415	(5)	134,362	619,772

(*1) Other is the fair value adjustment amount incurred during acquisition.
(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group's discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.
(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.
(*4) Other is the amount of goodwill recognized upon acquisition.

(In millions of Korean won)

14. Investments in associates (continued)

(e) The unrecognized equity method losses and accumulated unrecognized equity losses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	
		Unrecognized equity method loss	**Accumulated unrecognized equity method loss**
MIEL Co., Ltd.	₩	-	(41)

		December 31, 2024	
		Unrecognized equity method loss	**Accumulated unrecognized equity method loss**
MIEL Co., Ltd.	₩	-	(41)

(In millions of Korean won)

15. Investment properties

(a) Investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	511,924	-	511,924
Buildings		589,637	(167,162)	422,475
	₩	1,101,561	(167,162)	934,399

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	474,007	-	474,007
Buildings		298,341	(151,087)	147,254
	₩	772,348	(151,087)	621,261

(b) Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Land	Buildings	Total
Beginning balance	₩	474,007	147,254	621,261
Acquisition		-	6,890	6,890
Depreciation		-	(14,016)	(14,016)
Amounts transferred from property and equipment		70,786	20,717	91,503
Amounts transferred to non-current assets held for sale		(33,051)	(9,024)	(42,075)
Acquisition through business combination (*)		-	267,974	267,974
Changes in foreign exchange rate		182	2,680	2,862
Ending balance	₩	511,924	422,475	934,399

(*) The Group acquired a 100% equity interest in HIEP HIEP THANH INVESTMENT COMPANY LIMITED during the year ended December 31, 2025 and obtained control over the entity.

		December 31, 2024		
		Land	Buildings	Total
Beginning balance	₩	471,733	153,392	625,125
Acquisition		310	3,273	3,583
Disposal		-	(13,033)	(13,033)
Depreciation		(1,285)	1,397	112
Amounts transferred from property and equipment		3,249	2,302	5,551
Amounts transferred to non-current assets held for sale		-	(77)	(77)
Ending balance	₩	474,007	147,254	621,261

(In millions of Korean won)

15. Investment properties (continued)

(c) Fair value of investment properties

i) Fair value of investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Investment properties	₩	1,502,636	978,911

ii) The valuation techniques and inputs used in measuring the fair value of investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Input
Market Approach	₩	1,231,890	978,911	Market transactions, officially assessed land prices, etc.
Income Approach		270,746	-	Rental income, discount rate, etc.
	₩	1,502,636	978,911	

The fair value of investment properties was measured using the market approach and the income approach, among others. The market approach was applied based on recent market transactions and market data for comparable properties with similar locations, uses, and sizes. The income approach was applied by estimating future cash flows expected from the properties under reasonable assumptions and discounting those cash flows at an appropriate discount rate. As the valuation process incorporates significant unobservable inputs, the fair value is classified as Level 3 within the fair value hierarchy.

(d) Income and expenses on investment properties

Income and expenses on investment properties recognized on the consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows

		December 31, 2025	December 31, 2024
Rental income	₩	44,765	36,083
Direct operating expenses for investment properties that generate rental income		5,439	5,352

(In millions of Korean won)

16. Other assets

Other assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Accounts receivables	₩	18,413,562	8,340,375
Domestic exchange settlement receivables		11,109,474	4,735,016
Guarantee deposits		778,795	776,670
Accrued income		1,969,611	1,889,091
Prepaid expense		214,906	172,891
Suspense payments		412,239	406,811
Sundry assets		167,946	250,511
Others		10,809	7,273
Present value discount		(36,730)	(42,648)
Allowance for impairment		(367,231)	(362,625)
	₩	32,673,381	16,173,365

17. Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Property and equipment	₩	54,102	29,583

The Group has classified property and equipment which are highly expected to be sold within one year from December 31, 2025 and 2024, as non-current assets held for sale.

(b) The cumulative gain or loss recognized in other comprehensive income

There are no cumulative gain or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2025 and 2024.

(In millions of Korean won)

18. Pledged assets

(a) Assets pledged as collateral as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Reasons for collateral
Securities (*1):				
Securities at FVTOCI	₩	9,724,766	8,323,878	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		21,605,180	1,147,889	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.
		31,329,947	9,471,767	
Property and equipment (*2)		2,938	3,217	Establishment of the right to pledge, etc.
	₩	31,332,885	9,474,984	

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Group's default as of December 31, 2025 and 2024 are ₩ 4,460,546 million and ₩ 2,914,122 million, respectively.
(*2) The amounts are based on the notification amount of pledge.

The carrying amounts of deposits pledged with exchanges and other institutions as margins in connection with futures transactions as of December 31, 2025 and 2024 are ₩26,700 million and ₩20,757 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger's default as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	₩	1,718,311	-	4,189,304	-

(In millions of Korean won)

19. Financial liabilities designated at FVTPL

(a) Financial liabilities designated at FVTPL as of December 31, 2025 and 2024 are as follows:

Classification (*1)		December 31, 2025	December 31, 2024
Debt securities issued (*2) (*3)	₩	287,849	261,299

(*1) In accordance with K-IFRS No. 1109 *'Financial Instruments'*, the Group has designated debt securities issued that are permitted to designate financial liabilities at FVTPL.
(*2) The carrying amount of financial liabilities designated at FVTPL was calculated based on the option valuation model.
(*3) The amount recognized in other comprehensive income due to changes in the credit risk of the Group is ₩4 million for the year ended December 31, 2025.

(b) The difference between the carrying amounts of financial liabilities designated at FVTPL and the amount required to be paid at contractual maturity as of December 31, 2025 and 2024 is as follows:

		December 31, 2025		
		Redemption amount on a contractual maturity	Carrying amount	Difference
Debt securities issued	₩	310,000	287,849	22,151

		December 31, 2024		
		Redemption amount on a contractual maturity	Carrying amount	Difference
Debt securities issued	₩	260,000	261,299	(1,299)

(c) The details of net gain or loss (excluding interest income and interest expenses) related to financial liabilities designated at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Gain on valuation	Gain on disposal	Total
Debt securities issued	₩	23,435	11	23,446

		December 31, 2024		
		Loss on valuation	Gain or loss on disposal	Total
Debt securities issued	₩	(6,466)	-	(6,466)

(In millions of Korean won)

20. Deposits

Deposits as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Demand deposits:			
Korean won	₩	145,249,774	132,799,286
Foreign currencies		26,405,692	26,228,889
		171,655,466	159,028,175
Time deposits:			
Korean won		196,517,142	197,150,975
Foreign currencies		35,882,338	33,880,726
Gain on fair value hedge		(89,633)	(101,566)
		232,309,847	230,930,135
Negotiable certificates of deposits		16,533,576	10,050,494
Deposits from issued promissory notes		8,921,064	7,624,787
CMA		4,889,092	4,451,561
Others		13,275	14,469
	₩	434,322,320	412,099,621

21. Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Gold/Silver deposits	-	₩	1,522,071	-	₩	597,058

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities sold:			
Gain on disposal	₩	-	103
Loss on disposal		(36)	(179)
Gold/Silver deposits:			
Gain on disposal		15,079	3,430
Loss on disposal		(2,749)	(500)
Loss on valuation		(527,559)	(173,059)
	₩	(515,265)	(170,205)

(In millions of Korean won)

22. Borrowings

Borrowings as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:						
Korean won	-	₩	-	-	₩	-
Foreign currencies	0.70~4.20		627,100	0.29~4.97		707,823
			627,100			707,823
Bill sold	0.00~2.79		11,886	0.00~3.23		8,872
Bonds sold under repurchase agreements:						
Korean won	0.00~2.54		2,823,401	0.00~3.06		1,643
Foreign currencies	3.79		28,698	-		-
			2,852,099			1,643
Borrowings in Korean won:						
Borrowings from Bank of Korea	1.00		3,485,097	1.50		3,015,206
Others	0.00~3.60		10,785,006	0.00~3.70		9,463,509
			14,270,103			12,478,715
Borrowings in foreign currencies:						
Overdraft due to banks	0.00		54,293	0.00		30,837
Borrowings from banks	0.00~19.23		9,489,153	0.00~16.25		7,199,550
Sub-lease	4.37		603	0.00~2.28		10,426
Others	3.81~6.72		2,003,690	0.00~5.44		2,282,894
			11,547,739			9,523,707
Deferred origination cost			(5,200)			(1,588)
		₩	29,303,727		₩	22,719,172

23. Debt securities issued

Debt securities issued as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:						
Debt securities issued	0.00~6.25	₩	31,443,781	0.00~6.50	₩	34,384,553
Subordinated debt securities issued	2.20~3.53		1,660,073	2.20~3.53		1,960,105
Loss on fair value hedges			(195,980)			(188,774)
Discount on debt securities issued			(61,735)			(56,871)
			32,846,139			36,099,013
Debt securities issued in foreign currencies:						
Debt securities issued	0.98~5.40		6,205,300	0.98~6.60		6,620,337
Subordinated debt securities issued	3.75~5.75		4,186,893	3.75~5.75		4,260,972
Loss on fair value hedges			(87,714)			(250,628)
Discount on debt securities issued			(33,222)			(36,941)
			10,271,257			10,593,740
		₩	43,117,396		₩	46,692,753

(In millions of Korean won)

24. Net defined benefit assets(liabilities)

The Group operates a defined benefit pension system based on employees' length of service. The Group also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Present value of defined benefit obligations	₩	1,685,740	1,701,155
Fair value of plan assets		(1,994,670)	(1,954,686)
Net defined benefit assets	₩	308,930	253,531

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	₩	1,701,155	1,618,969
Current service cost		115,802	115,697
Interest expense		69,365	79,060
Remeasurements (*1) (*2)		(7,872)	(12,420)
Effects of foreign currency movements		176	(291)
Benefits paid by the plan		(200,120)	(88,218)
Others		7,234	7,329
Past service cost		-	(18,971)
Ending balance	₩	1,685,740	1,701,155

(*1) Remeasurements for the year ended December 31, 2025 consist of ₩20,075 million of actuarial loss arising from changes in financial assumptions, ₩17,280 million of actuarial gain arising from changes in experience adjustments and ₩5,077 million of actuarial gain arising from changes in demographic assumptions.
(*2) Remeasurements for the year ended December 31, 2024 consist of ₩111,398 million of actuarial loss arising from changes in financial assumptions, ₩121,793 million of actuarial gain arising from changes in experience adjustments and ₩2,025 million of actuarial gain arising from changes in demographic assumptions.

(c) Changes in the fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	₩	1,954,686	1,889,776
Interest income		85,893	91,869
Remeasurements		(29,017)	(25,570)
Contributions paid into the plan		169,500	77,000
Benefits paid by the plan		(186,392)	(78,389)
Ending balance	₩	1,994,670	1,954,686

(In millions of Korean won)

24. Defined benefit liabilities (continued)

(d) The amount of major categories of the fair value of plan assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deposits	₩	1,219,976	1,618,737
Others		774,694	335,949
	₩	1,994,670	1,954,686

(e) Actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024	Descriptions
Discount rate	4.85%	4.45%	AA0 Corporate bond yields
Future salary increasing rate	2.66% + Promotion rate	2.4% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(139,502)	160,262
Future salary increasing rate		162,380	(143,686)

		December 31, 2024	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(133,999)	153,819
Future salary increasing rate		160,944	(142,581)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	50,475	108,538	435,743	661,473	1,517,261	2,773,490

		December 31, 2024					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	54,056	122,967	428,050	611,375	1,381,889	2,598,337

(In millions of Korean won)

24. Defined benefit liabilities (continued)

(h) The weighted average durations of defined benefit obligations as of December 31, 2025 and 2024 are 9.1 years and 9.0 years, respectively.

(i) The Group's estimated contribution will be ₩116,000 million as of December 31, 2025.

25. Provisions

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025						
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	
Beginning balance	₩	94,977	32,506	-	79,899	5,793	10	213,185
Transfer to 12-month expected credit losses		11,211	(11,211)	-	1,416	(1,416)	-	-
Transfer to lifetime expected credit losses		(4,568)	4,568	-	(3,322)	3,322	-	-
Transfer to impaired financial assets		(81)	(259)	340	-	-	-	-
Provision(reversal)		(17,210)	(2,506)	(340)	958	(1,129)	(3)	(20,230)
Foreign exchange movements		(3,087)	(445)	-	(333)	(154)	1	(4,018)
Others (*)		-	-	-	13	4,621	(9)	4,625
Ending balance	₩	81,242	22,653	-	78,631	11,037	(1)	193,562

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

(In millions of Korean won)

25. Provisions (continued)

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024						
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	
Beginning balance	₩	98,983	29,488	-	31,899	7,127	13	167,510
Transfer to 12-month expected credit losses		7,016	(7,016)	-	4,954	(4,954)	-	-
Transfer to lifetime expected credit losses		(3,989)	3,989	-	(351)	351	-	-
Transfer to impaired financial assets		(55)	(117)	172	-	-	-	-
Provision(reversal)		(12,318)	4,815	(172)	(139)	(763)	2	(8,575)
Foreign exchange movements		5,340	1,347	-	2,316	791	1	9,795
Others (*)		-	-	-	41,220	3,241	(6)	44,455
Ending balance	₩	94,977	32,506	-	79,899	5,793	10	213,185

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

(In millions of Korean won)

25. Provisions (continued)

(b) Changes in other provisions for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
Beginning balance	₩	66,340	8,387	17,366	117,932	210,025
Provision (reversal)		4,072	(1,270)	404	187,193	190,399
Provision used		(2,239)	(4,311)	-	(42,182)	(48,732)
Foreign exchange movements		-	-	(244)	282	38
Others (*)		2,180	-	91	7,617	9,888
Ending balance	₩	70,353	2,806	17,617	270,842	361,618

(*) This is the effect of changing the discount rate, etc.

		December 31, 2024				
		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
Beginning balance	₩	65,223	7,162	23,161	414,565	510,111
Provision (reversal)		2,369	1,225	(8,466)	149,747	144,875
Provision used		(3,811)	-	-	(447,530)	(451,341)
Foreign exchange movements		-	-	2,412	(641)	1,771
Others (*)		2,559	-	259	1,791	4,609
Ending balance	₩	66,340	8,387	17,366	117,932	210,025

(*) This is the effect of changing the discount rate, etc.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expense. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(In millions of Korean won)

26. Other liabilities

Other liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Account payables	₩	18,750,862	8,620,829
Borrowing from trust account		9,888,937	8,167,311
Accrued expense		5,276,334	5,509,533
Liability incurred by agency relationship		2,058,716	1,827,551
Domestic exchange settlement payable		4,097,860	1,735,983
Lease liabilities (*)		540,918	562,520
Agency business income		1,170,557	1,165,128
Guarantee deposits received		638,031	418,789
Foreign exchange settlement payables		639,422	550,931
Suspense payable		38,130	51,117
Unearned income		132,310	110,640
Withholding value-added tax and other taxes		237,777	235,519
Sundry liabilities		129,259	106,428
Present value discount		(25,333)	(39,531)
	₩	43,573,780	29,022,748

(*) As of December 31, 2025, the Group recognized lease liabilities as other liabilities. The expense for the variable lease payments that is not included in the measurement of lease liabilities for the year ended December 31, 2025, amount to ₩68 million, the cash outflows from lease liabilities amount to ₩197,730 million, and interest expense on lease liabilities amount to ₩13,091 million. Expense for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2024 amount to ₩1,806 million, cash outflows from lease liabilities amount to ₩202,022 million, and interest expense on lease liability amounts to ₩14,967 million.

(In millions of Korean won)

27. Equity

(a) Equity as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Capital stock:			
Common shares	₩	7,928,078	7,928,078
Other equity instruments:			
Hybrid bonds		1,949,195	2,088,595
Capital surplus:			
Share premium		398,080	398,080
Others		1,594	5,084
		399,674	403,164
Capital adjustments:			
Stock options		696	696
Others		918	1,458
		1,614	2,154
Accumulated other comprehensive income (loss):			
Net change in fair value of securities at FVTOCI		82,246	132,810
Share of other comprehensive income of associates		(6,870)	7,458
Foreign currency translation differences for foreign operations		61,425	182,038
Remeasurements of defined benefit plans		(240,993)	(229,108)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		3	(1)
		(104,189)	93,197
Retained earnings:			
Legal reserve (*1)		3,480,184	3,176,946
Voluntary reserve (*2)		17,606,615	16,633,976
Other reserve (*3)		225,372	200,868
Unappropriated retained earnings (*4)		6,949,931	6,223,614
		28,262,102	26,235,404
Non-controlling interests		17,271	14,143
	₩	38,453,745	36,764,735

(*1) According to the Article 40 of the Banking Act, the Group is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.
(*2) The amounts include regulatory reserve for loan loss based on separate financial statements of ₩2,629,890 million and ₩2,233,852 million as of December 31, 2025 and 2024, respectively. The amounts also include asset revaluation surplus of ₩355,898 million as of both December 31, 2025 and 2024.
(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.
(*4) As of December 31, 2025, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and the consolidated financial statements is ₩73,351 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ₩ 211,014 million. As of December 31, 2024, the difference between the expected reversal of regulatory reserve of loan loss based on the separate financial statements and the consolidated financial statements is ₩45,974 million, and this includes the expected reversal of regulatory reserve of loan loss based on consolidated statements amounting ₩ 442,012 million.

(In millions of Korean won, except per share data)

27. Equity (continued)

(b) Capital stock

Capital stock of the Group as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	5,000 won	5,000 won
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2025 and 2024 are as follows:

			Book value		
Date of issuance	Date of maturity		December 31, 2025	December 31, 2024	Interest rate (%)
Hybrid bonds issued in Korean won:					
June 29, 2017	Perpetual bond	₩	69,844	69,844	3.81
February 25, 2020	Perpetual bond		-	239,459	2.88
February 25, 2020	Perpetual bond		49,888	49,888	3.08
November 5, 2020	Perpetual bond		-	299,327	2.87
May 3, 2022	Perpetual bond		322,277	322,277	4.50
October 17, 2022	Perpetual bond		309,305	309,305	5.70
March 7, 2023	Perpetual bond		399,108	399,108	4.63
April 2, 2024	Perpetual bond		399,387	399,387	4.19
April 30, 2025	Perpetual bond		399,386	-	3.45
		₩	1,949,195	2,088,595	
Dividends on hybrid bond holders		₩	88,930	84,150	
Weighted average interest rate (%)			4.29	3.74	

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

(In millions of Korean won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025						
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss			
		Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Changes in own credit risk on financial liabilities designated at fair value through profit or loss	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	51,425	7,458	182,038	81,385	(1)	(229,108)	93,197
Change due to fair value measurement		(183,868)	-	-	212,187	4	-	28,323
Change due to equity method measurement		-	(21,378)	-	-	-	-	(21,378)
Change due to impairment		5,706	-	-	-	-	-	5,706
Change due to disposal		(72,693)	662	-	-	-	-	(72,031)
Effect of hedge accounting		(19,261)	-	59,096	-	-	-	39,835
Effect of foreign currency movements		-	1,107	(175,788)	(696)	-	-	(175,377)
Remeasurements of defined benefit plans		-	-	-	-	-	(21,145)	(21,145)
Amounts transferred to retained earnings		-	-	-	(6,180)	-	-	(6,180)
Effect of tax		68,443	5,282	(3,920)	(54,203)	-	9,259	24,861
Ending balance	₩	(150,248)	(6,869)	61,426	232,493	3	(240,994)	(104,189)

(In millions of Korean won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024						
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss			
		Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Changes in own credit risk on financial liabilities designated at fair value through profit or loss	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	(255,011)	(777)	(170,239)	27,174	-	(219,272)	(618,125)
Change due to fair value measurement		392,242	-	-	68,609	(1)	-	460,850
Change due to equity method measurement		-	18,857	-	-	-	-	18,857
Change due to impairment		(934)	-	-	-	-	-	(934)
Change due to disposal		53,962	-	-	-	-	-	53,962
Effect of hedge accounting		(30,371)	-	(221,222)	-	-	-	(251,593)
Effect of foreign currency movements		-	(7,668)	556,464	13,017	-	-	561,813
Remeasurements of defined benefit plans		-	-	-	-	-	(13,149)	(13,149)
Amounts transferred to retained earnings		-	-	-	(7,970)	-	-	(7,970)
Effect of tax		(108,463)	(2,954)	17,035	(19,445)	-	3,313	(110,514)
Ending balance	₩	51,425	7,458	182,038	81,385	(1)	(229,108)	93,197

(In millions of Korean won, except per share data)

27. Equity (continued)

(e) Statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025 Expected date of appropriation March 20, 2026	December 31, 2024 Actual date of appropriation March 20, 2025
Unappropriated retained earnings:			
Balance at beginning of year	₩	-	-
Disposal of securities at FVTOCI		4,487	5,866
Interest on hybrid bond		(88,930)	(84,150)
Profit for the year		3,184,959	3,032,372
		3,100,516	2,954,088
Transfer from reserves:			
Voluntary reserve		14,341,965	13,765,363
Regulatory reserve		-	-
		14,341,965	13,765,363
	₩	17,442,481	16,719,451
Appropriation of retained earnings:			
Legal reserve	₩	318,496	303,237
Regulatory reserve for loan loss		137,663	396,038
Other reserve		20,922	14,587
Voluntary reserves		15,076,804	14,341,964
Loss on redemption of hybrid bond		1,213	673
Dividend on common shares		1,887,383	1,662,952
Dividend per share in won:			
2025 ₩1,190.32 (23.81%)			
2024 W1,048.77 (20.98%)			
		17,442,481	16,719,451
Unappropriated retained earnings to be carried over to subsequent year	₩	-	-

(*) These statements of appropriation of retained earnings are based on the separate financial statements of the Bank.

(f) Dividends

Dividends of common shares for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	₩	5,000	5,000
Dividend rate per share		23.81%	20.98%
Dividend per share in won		1,190.32	1,048.77

(g) Dividend payout ratio

Dividend payout ratio for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Dividends	₩	1,887,383	1,662,952
Profit for the year (*)		3,774,766	3,695,449
Dividend payout ratio to profit for the year		50.00%	45.00%
Profit for the year adjusted for regulatory reserve for loan loss (*)		3,563,752	3,253,437
Dividend payout ratio to profit for the year adjusted for regulatory reserve for loan loss		52.96%	51.11%

(*) Profit for the year and profit for the year adjusted for regulatory reserve for loan loss are the amount attributable to equity holder of the Group.

(In millions of Korean won, except per share data)

28. Regulatory reserve for loan loss

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with *the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.*

(a) The regulatory reserve for loan loss as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Regulatory reserve for loan loss	₩	2,790,966	2,348,954
Provision for regulatory reserve for loan loss		211,014	442,012
	₩	3,001,980	2,790,966

(b) Profit for the year adjusted for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Provision for regulatory reserve for loan loss	₩	211,014	442,012
Adjusted profit after reflecting regulatory reserve for loan loss (*)		3,564,808	3,253,901
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		2,192	1,999

(*) The adjusted reserve which reflects above-mentioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

(In millions of Korean won)

29. Net interest income

(a) Interest income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest income:			
Cash and due from banks	₩	594,996	599,308
Securities at FVTPL		644,653	664,842
Securities at FVTOCI		1,717,539	1,602,297
Securities at amortized cost		942,795	990,737
Loans (*)		16,817,695	17,825,411
Others		92,344	106,940
	₩	20,810,022	21,789,535
Interest income from impaired financial assets	₩	31,621	32,232

(*) Interest income from loans at FVTPL for the years ended December 31, 2025 and 2024 are ₩23,677 million and ₩32,625 million, respectively.

(b) Interest expense for the years ended December 31, 2025 and 2024 are as follows:

Division (*)		December 31, 2025	December 31, 2024
Financial liabilities at amortized cost			
Deposits	₩	8,968,427	9,945,613
Borrowings		802,244	915,795
Debt securities issued		1,642,545	1,817,292
Others		212,125	260,506
		11,625,341	12,939,206
Financial liabilities designated at FVTPL			
Debt securities issued		14,792	13,292
Net interest expense	₩	11,640,133	12,952,498

(*) There is no interest expense on financial liabilities at fair value through profit or loss for the years ended December 31, 2025 and 2024.

(In millions of Korean won)

30. Net fees and commission income

Net fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Fees and commission income:			
Credit placement fees	₩	56,411	63,823
Commission received as electronic charge receipt		147,653	146,978
Brokerage fees		85,825	57,578
Commission received as agency		327,252	290,224
Investment banking fees		229,494	155,713
Commission received in foreign exchange activities		269,274	238,955
Asset management fees from trust accounts		186,693	172,939
Guarantee fees		106,049	100,209
Others		161,206	159,088
	₩	1,569,857	1,385,507
Fees and commission expense:			
Credit-related fees	₩	39,709	44,163
Brand-related fees		51,086	51,086
Service-related fees		49,590	45,595
Trading and brokerage fees		15,025	14,349
Commission paid in foreign exchange activities		68,102	62,702
Others		129,840	144,640
	₩	353,352	362,535

31. Dividend income

Dividend income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities at FVTPL	₩	13,522	7,884
Securities at FVTOCI (*)		55,141	70,843
	₩	68,663	78,727

(*) Dividend income for stocks disposed for the years ended December 31, 2025 and 2024 are ₩1,833 million and ₩3,433 million, respectively.

(In millions of Korean won)

32. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Financial instruments at FVTPL			
Debt securities:			
Gain on valuation	₩	412,042	461,072
Gain on disposal		78,639	54,222
Loss on valuation		(511,379)	(150,611)
Loss on disposal		(137,400)	(95,838)
Others		257,503	256,184
		99,405	525,029
Equity securities:			
Gain on valuation		53,517	22,552
Gain on disposal		23,992	25,450
Loss on valuation		(18,266)	(8,120)
Loss on disposal		(10,823)	(10,983)
		48,420	28,899
Gold/Silver related:			
Gain on valuation		337,239	36,688
Gain on disposal		15,079	3,430
Loss on valuation		(527,559)	(173,059)
Loss on disposal		(2,749)	(500)
		(177,990)	(133,441)
Loans at FVTPL:			
Gain on valuation		1,175	2,417
Gain on disposal		74,972	79,073
Loss on valuation		-	-
Loss on disposal		(62)	-
		76,085	81,490
		45,920	501,977
Derivatives held for trading			
Foreign currency related:			
Gain on valuation and transaction		10,792,350	15,444,031
Loss on valuation and transaction		(10,956,855)	(15,750,258)
		(164,505)	(306,227)
Interest rates related:			
Gain on valuation and transaction		1,715,473	1,201,954
Loss on valuation and transaction		(1,346,543)	(1,084,002)
		368,930	117,952
Equity related:			
Gain on valuation and transaction		57,262	23,444
Loss on valuation and transaction		(53,347)	(14,985)
		3,915	8,459
Commodity related:			
Gain on valuation and transaction		157,504	52,658
Loss on valuation and transaction		(42,982)	(20,284)
		114,522	32,374
		322,862	(147,442)
Net gain on financial instruments at FVTPL	₩	368,782	354,535

(In millions of Korean won)

33. General and administrative expense

General and administrative expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Employee benefits:			
Short- and long-term employee benefits	₩	2,248,453	2,103,670
Post-employee defined benefits		99,340	83,916
Post-employee defined contributions		673	607
Termination benefits		222,570	178,783
		2,571,036	2,366,976
Amortization:			
Depreciation		173,267	170,776
Amortization of intangible assets		171,561	139,380
Depreciation of right-of-use assets		224,697	227,084
		569,525	537,240
Other general and administrative expenses:			
Rent		76,794	73,975
Service contract expenses		321,767	319,516
Taxes and dues		162,024	163,422
Advertising		161,637	146,057
Electronic data processing expenses		87,900	79,101
Others		237,005	226,883
		1,047,127	1,008,954
	₩	4,187,688	3,913,170

(In millions of Korean won, except per share data)

34. Share-based payments

(a) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2025 are as follows:

	Contents
Type	Equity-settled share-based payment (*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

ii) Granted shares and the fair value of grant date as of December 31, 2025 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2017	217,475	45,300	5,049
January 23, 2017	2,700	45,600	2,536
March 7, 2017	17,400	46,950	14,300
January 1, 2018	226,078	49,400	24,449
January 24, 2018	1,416	52,700	992
January 1, 2019	297,475	39,600	17,668
March 26, 2019	23,410	42,750	15,176
	785,954		80,170

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2025, the fair value per share data evaluated by Shinhan Financial Group amounted to ₩76,900.
(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE(80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

(In millions of Korean won, except per share data)

34. Share-based payments (continued)

(b) Details of performance-based stock compensation as of December 31, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at December 31, 2025	43,051	1,193,458
Fair value per share in Korean won (*)	Expired on December 31, 2023: 38,156 won Expired on December 31, 2024: 50,444 won Expired on December 31, 2025: 77,757 won	76,900

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(c) Stock compensation costs calculated for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Compensation costs recorded for the year	₩	49,446	18,964

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Accrued expenses	₩	96,526	64,075

(In millions of Korean won)

35. Net other operating expenses

Net other operating expenses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Other operating income			
Gain on sale of assets:			
Loans at amortized cost	₩	6,648	9,625
Loans written off		11,330	4,415
		17,978	14,040
Others:			
Gain on hedge activity from hedged items		102,826	67,442
Gain on hedge activity from hedging instruments		310,600	150,606
Reversal of allowance for guarantees		-	8,466
Others		71,207	102,970
		484,633	329,484
		502,611	343,524
Other operating expense			
Loss on sale of assets:			
Loans at amortized cost		120,165	72,441
Others:			
Loss on hedge activity from hedged items		255,302	118,950
Loss on hedge activity from hedging instruments		131,966	88,014
Provision for allowance for guarantees		404	-
Provision for other allowance		7,935	6,523
Contribution to fund		547,189	514,255
Deposit insurance fee		498,964	476,316
Others		424,017	436,743
		1,865,777	1,640,801
		1,985,942	1,713,242
Net other operating expenses	₩	(1,483,331)	(1,369,718)

(In millions of Korean won)

36. Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Non-operating income			
Gain on sale of assets:			
Property and equipment	₩	1,232	1,710
Intangible assets		319	-
Non-current assets held for sale		15,930	-
		17,481	1,710
Investments in associates:			
Gain from disposal		658	2,715
Others:			
Rental income on investment property		44,765	36,083
Others		51,179	42,249
		95,944	78,332
		114,083	82,757
Non-operating expenses			
Loss on sale of assets:			
Property and equipment		131	150
Intangible assets		229	1
Assets for non-business		5	3
		365	154
Investments in associates:			
Loss from disposal		20,214	993
Others:			
Investment properties depreciation		14,016	13,033
Donations		131,985	117,633
Impairment loss on property and equipment		294	-
Impairment loss on intangible assets		213	548
Others		209,634	249,561
		356,142	380,775
		376,721	381,922
Net non-operating expenses	₩	(262,638)	(299,165)

(In millions of Korean won)

37. Income tax expense and deferred taxes

(a) Income tax expense

Details of income tax expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Current income tax expense	₩	1,202,827	865,526
Deferred taxes arising from changes in temporary differences		39,171	303,757
Deferred taxes arising from utilization of expired unused tax losses		18,684	15,218
Tax adjustment charged or credited directly to equity		24,847	(110,477)
Income tax expense	₩	1,285,529	1,074,024

(b) Reconciliation to income tax expense

The income tax expense calculated by applying statutory tax rates to the Group's taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2025 and 2024 for the following reasons:

		December 31, 2025	December 31, 2024
Profit before income tax	₩	5,061,351	4,769,937
Income tax expense at statutory tax rates		1,325,835	1,248,902
Adjustments:			
Non-taxable income		(3,280)	(4,521)
Non-deductible expense		7,790	7,446
Decrease resulting from consolidated corporate tax system		(65,843)	(96,327)
Income tax refund		(4,657)	(35,017)
Others (impact of tax rate change, etc.)		25,684	(46,459)
Income tax expense	₩	1,285,529	1,074,024
Effective tax rate		25.40%	22.52%

(In millions of Korean won)

37. Income tax expense and deferred tax

(c) Changes in temporary differences and deferred tax assets (liabilities)

Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025			
Account		Beginning balance	Profit (loss)	Other comprehensive income (loss)	Ending balance (*1) (*4)
Accrued income	₩	(233,289)	7,144	-	(226,145)
Accounts receivable		(36,482)	(5,064)	-	(41,546)
Financial instruments at FVTPL		(149,997)	86,990	-	(63,007)
Investments in associates and subsidiaries		(808,996)	(149,989)	5,281	(953,704)
Deferred loan origination costs		159,981	28,331	-	188,312
Revaluation and depreciation on property and equipment		(103,278)	(1,714)	-	(104,992)
Derivative liabilities		(149,000)	(94,029)	-	(243,029)
Deposits		27,279	9,677	-	36,956
Accrued expenses		156,513	35,711	-	192,224
Defined benefit obligations		416,916	(12,313)	9,261	413,864
Plan assets		(451,421)	(22,528)	-	(473,949)
Other provisions		84,518	38,654	-	123,172
Allowance for guarantees and acceptance		27,210	2,293	-	29,503
Allowance for advanced depreciation		(46,759)	(1,949)	-	(48,708)
Allowance for expensing depreciation		(79)	61	-	(18)
Net change in fair value of securities at FVTOCI		(48,019)	1,581	14,240	(32,198)
Donation payables		57,603	(1,560)	-	56,043
Allowance and bad debt		109,238	(13,904)	-	95,334
Compensation expenses associated with stock option		21	-		21
Fictitious dividends		18,456	844	-	19,300
Others		(213,688)	(119,655)	(3,935)	(337,278)
		(1,183,273)	(211,419)	24,847	(1,369,845)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		174,966	(18,684)	-	156,282
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and subsidiaries (*2) (*3)		(817,048)	(146,273)	-	(963,321)
	₩	(191,259)	(83,830)	24,847	(250,242)

(*1) Deferred tax assets of overseas subsidiaries have decreased by ₩1,128 million due to foreign currency exchange rate changes.
(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.
(*3) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩228,868 million and ₩192,508 million for the years ended December 31, 2025 and 2024, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩ 3,731,853 million and ₩ 3,287,385 million for the years ended December 31, 2025 and 2024, respectively.
(*4) Due to the tax law amendments at the end of 2025, the corporate income tax and local income tax rates have changed. Accordingly, deferred tax assets and liabilities expected to be realized in 2026 and thereafter are measured using a tax rate of 27.5%.

(In millions of Korean won)

37. Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) (continued)

Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024			
Account		**Beginning balance**	**Profit (loss)**	**Other comprehensive income (loss)**	**Ending balance (*1)**
Accrued income	₩	(264,501)	31,212	-	(233,289)
Accounts receivable		(21,431)	(15,051)	-	(36,482)
Financial instruments at FVTPL		(1,237)	(148,760)	-	(149,997)
Investments in associates and subsidiaries		(558,469)	(247,573)	(2,954)	(808,996)
Deferred loan origination costs		126,734	33,247	-	159,981
Revaluation and depreciation on property and equipment		(105,404)	2,126	-	(103,278)
Derivative liabilities		(120,791)	(28,209)	-	(149,000)
Deposits		33,553	(6,274)	-	27,279
Accrued expenses		122,694	33,819	-	156,513
Defined benefit obligations		395,220	18,383	3,313	416,916
Plan assets		(457,336)	5,915	-	(451,421)
Other provisions		162,471	(77,953)	-	84,518
Allowance for guarantees and acceptance		16,421	10,789	-	27,210
Allowance for advanced depreciation		(46,759)	-	-	(46,759)
Allowance for expensing depreciation		(140)	61	-	(79)
Net change in fair value of securities at FVTOCI		80,959	(1,071)	(127,907)	(48,019)
Donation payables		37,669	19,934	-	57,603
Allowance and bad debt		97,163	12,075	-	109,238
Compensation expenses associated with stock option		21	-		21
Fictitious dividends		17,599	857	-	18,456
Others		(143,389)	(87,370)	17,071	(213,688)
		(628,953)	(443,843)	(110,477)	(1,183,273)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		190,184	(15,218)	-	174,966
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and subsidiaries (*2) (*3)		(559,762)	(257,286)	-	(817,048)
	₩	120,993	(201,775)	(110,477)	(191,259)

(*1) Deferred tax assets of overseas subsidiaries have decreased by ₩6,721 million due to foreign currency exchange rate changes.
(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.
(*3) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩192,508 million and ₩213,415 million for the years ended December 31, 2024 and 2023, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩3,287,385 million and ₩2,333,725 million for the years ended December 31, 2024 and 2023, respectively.

(In millions of Korean won)

37. Income tax expense (continued)

(d) Income tax related to items recognized directly in equity

Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		January 1, 2025		
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVTOCI	₩	117,085	(34,839)	181,890	(49,079)	14,240
Share of other comprehensive income (loss) of associates		(9,476)	2,606	10,134	(2,675)	5,281
Foreign currency translation differences for foreign operations		56,831	4,594	173,523	8,515	(3,921)
Remeasurements of defined benefit plans		(333,449)	92,457	(312,304)	83,196	9,261
Capital adjustments		960	(263)	943	(249)	(14)
	₩	(168,049)	64,555	54,186	39,708	24,847

		December 31, 2024		January 1, 2024		
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVTOCI	₩	181,890	(49,079)	(306,665)	78,828	(127,907)
Share of other comprehensive income (loss) of associates		10,134	(2,675)	(1,055)	279	(2,954)
Foreign currency translation differences for foreign operations		173,523	8,515	(161,719)	(8,519)	17,034
Remeasurements of defined benefit plans		(312,304)	83,196	(299,154)	79,883	3,313
Capital adjustments		943	(249)	1,082	(286)	37
	₩	54,186	39,708	(767,511)	150,185	(110,477)

(e) Current tax assets and liabilities

The current tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Current tax assets:			
Prepaid income taxes	₩	75,947	61,722
Current tax liabilities:			
Payable due to consolidated tax system	₩	520,355	191,141
Income taxes payables		105,643	72,494
	₩	625,998	266,635

(In millions of Korean won)

37. Income tax expense (continued)

(f) Deferred tax assets (liabilities) and current tax assets (liabilities) on a gross basis

The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deferred tax assets	₩	2,776,231	3,357,057
Deferred tax liabilities		3,026,473	3,548,316
Current tax assets		572,806	563,442
Current tax liabilities		1,122,857	768,355

(g) Global Anti-Base Erosion

Following the enactment of legislation related to the Global Anti-Base Erosion (GloBE) Rules, the Group is obligated to pay a top-up tax equal to the difference between the effective tax rate and the minimum rate of 15% in each jurisdiction in which its constituent entities are located, to the extent that the jurisdictional effective tax rate falls below 15%. The Group has assessed the impact of the GloBE rules in accordance with the relevant legislation and has determined that no significant amount of top-up tax is expected to arise, as most constituent entities meet the transitional safe harbor requirements or have effective tax rates exceeding 15%.

Income tax expense related to the GloBE rules is subject to estimation uncertainty due to potential variability arising from various factors, including tax incentives received by permanent establishments and adjustments to accounting net profit or loss required under the legislation for the calculation of GloBE income in subsequent periods. In addition, the Group applies the temporary exception to the recognition and disclosure of deferred tax assets and liabilities under K-IFRS 1012, and therefore does not recognize deferred tax assets or liabilities related to the GloBE rules, nor does it disclose information related thereto.

(In millions of Korean won, except per share data)

38. Earnings per share

(a) Earnings per share

Earnings per share for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Profit for the year attributable to equity holder of the Bank	₩	3,774,766	3,695,449
Less: dividends on hybrid bonds		(88,930)	(84,150)
Profit available for common shares	₩	3,685,836	3,611,299
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	₩	2,325	2,278

Considering that the Group had no dilutive potential common shares and that stock options were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2025 and 2024.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	366/366
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(In millions of Korean won)

39. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Guarantees:			
Guarantee outstanding	₩	18,498,198	15,267,065
Contingent guarantees		4,917,456	5,068,760
ABS and ABCP purchase commitments		2,634,082	2,038,365
		26,049,736	22,374,190
Commitments to extend credit:			
Loan commitments in Korean won		92,321,583	91,311,366
Loan commitments in foreign currencies		25,647,747	28,677,563
Others		4,676,130	4,488,306
		122,645,460	124,477,235
Endorsed bills:			
Secured endorsed bills		12,574	1,367
Unsecured endorsed bills		10,560,935	11,937,894
		10,573,509	11,939,261
	₩	159,268,705	158,790,686

(b) Provision for acceptances and guarantees

Provision for acceptances and guarantees as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Guarantees outstanding	₩	18,498,198	15,267,065
Contingent guarantees		4,917,456	5,068,760
ABS and ABCP purchase commitments		2,634,082	2,038,365
Secured endorsed bills		12,574	1,367
	₩	26,062,310	22,375,557
Provision for acceptances and guarantees	₩	107,284	103,068
Ratio (%)		0.41	0.46

(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			
Case	**Number of claims**	**Claim amount**	**Description**	**Status**
Compensation for loss	1	₩ 5,027	The plaintiff, as the representative committee composed, claims that there was illegal handling of the plaintiff's account-related matters due to the change of the plaintiff's representative. As a result, the plaintiff asserted that damage had occurred and filed a lawsuit for damages.	The first trial is in progress as of December 31, 2025.
Avoidance of fraudulent conveyance	1	3,500	The plaintiff raised its opinion that it is a fraudulent conveyance to have a collateral security right established such as factory or forest to strengthen the collateral of the borrower in excess of debt. Hence, the plaintiff filed lawsuit seeking cancellation and restoration to the original condition.	The first trial is in progress as of December 31, 2025.
Non-existence of debt	1	2,202	The plaintiffs received intermediate payment loans from the Bank in accordance with the sales contracts but did not convert them into mortgage loans after completion. The plaintiffs claim that Shinhan Asset Trust Co., Ltd. clearly breached its obligation to comply with the scheduled move-in date without prior consent from the assignees, and they have notified their intent to rescind the sales contracts through this lawsuit. Furthermore, the plaintiffs filed this litigation asserting that the Bank's intermediate loan agreement is inextricably linked to the sales contract and shares its legal effect; therefore, should the sales contract lose its validity, the loan agreement would also become null and void.	The first trial is in progress as of December 31, 2025.
Others	262	158,851	It includes various cases, such as compensation for loss claim.	
	265	₩169,580		

(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies (continued)

Pending litigations in which the Group was involved as a defendant as of December 31, 2025 and 2024 are as follows: (continued)

December 31, 2024				
Case	Number of claim	Claim amount	Description	Status
Compensation for loss	1	₩ 5,027	The plaintiff, as the representative committee composed, claims that there was illegal handling of the plaintiff's account-related matters due to the change of the plaintiff's representative. As a result, the plaintiff asserted that damage had occurred and filed a lawsuit for damages.	The first trial is in progress as of December 31, 2024.
Avoidance of fraudulent conveyance	1	3,500	The plaintiff raised its opinion that it is a fraudulent conveyance to have a collateral security right established such as factory or forest to strengthen the collateral of the borrower in excess of debt. Hence, the plaintiff filed lawsuit seeking cancellation and restoration to the original condition.	The first trial is in progress as of December 31, 2024.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first trial is in progress as of December 31, 2024.
Others	209	112,099	It includes various cases, such as compensation for loss claim.	
	212	₩153,722		

As of December 31, 2025 and 2024, the Group recorded a provision of ₩2,807 million and ₩8,388 million, respectively for litigations including cases lost in the first trial. Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group's consolidated financial statements.

(d) Others

The Group recognized ₩366.0 billion and ₩367.3 billion, respectively, in the estimated amount of damages, which is likely to be paid to fulfill its obligations as of December 31, 2025 and 2024, as provisions, for customer losses expected due to delayed redemption of Lime CI funds, etc. according to the decision of the Financial Dispute Mediation Committee of the Financial Supervisory Service and the resolution of the Board of Directors. In this regard, the amount paid in advance to provide liquidity support and the amount compensated upon confirmation of the relevant facts is ₩361.3 billion and ₩361.0 billion as of December 31, 2025 and 2024, respectively.

The Group paid self-resolution compensation for customers' losses from the Hong Kong H-Index-based equity linked trust ("H-Index ELT"), in accordance with the dispute mediation guidelines of the Financial Supervisory Service and the resolution of the Board of Directors. The Group, in addition, recognized ₩8.6 billion as provision, which could be paid to the customers for fulfilling the obligations, as of December 31, 2025.

39. Commitments and contingencies (continued)

(e) The Group separately registers and manages a cover pool to secure the repayment of covered bonds in accordance with *the Act on Issuance of Covered Bond* and the covered bond issuance program agreement. To maintain the eligibility of the cover pool, the Group performs an asset coverage test on each calculation date to ensure that the adjusted total amount of collateral assets remains above a certain percentage (minimum collateral ratio) of the outstanding issuance balance. In addition, the Group performs a pre-maturity liquidity test starting 12 months before the maturity of the covered bonds and setting aside liquidity assets required for maturity repayment in advance upon the occurrence of specific events, such as a credit rating downgrade.

As of December 31, 2025 and 2024, the carrying amounts of the covered bonds issued by the Group were ₩1,916,820 million and ₩1,852,365 million, respectively, and the carrying amounts of the cover pools (including mortgage loans and liquidity assets) pledged to comply with the related covenants were ₩3,647,109 million and ₩4,458,312 million, respectively.

(In millions of Korean won)

40. Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Cash	₩	2,849,436	2,256,855
Reserve deposits		7,968,884	11,420,315
Other deposits		20,731,066	18,484,517
Cash and due from banks		31,549,386	32,161,687
Less: Restricted due from banks (*)		(269,923)	(286,387)
Less: Due with original maturities of more than three months		(69,759)	(20,761)
	₩	31,209,704	31,854,539

(*) Items which meets the definition of cash in K-IFRS No. 1007 *'Statements of Cash Flows'* is excluded.

(b) Significant non-cash activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Debt-equity swap	₩	-	25,048
Accounts payable for purchase of property and equipment		2	1
Accounts payable for purchase of intangible assets		(92,368)	(132,270)
Recognition of right-of-use assets		240,561	350,823
Recognition of lease liabilities		219,033	319,585

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	453,891	22,719,172	46,692,753	562,520	70,428,336
Changes in cash flows		3,026	6,339,179	(3,542,017)	(181,993)	2,618,195
Amortization		-	(3,613)	(1,145)	13,091	8,333
Net foreign currencies transaction gain (loss)		-	18,069	(185,981)	(7,275)	(175,187)
Changes in fair value of hedged items		-	-	153,786	-	153,786
Others		(160,674)	230,920	-	154,575	224,821
Ending balance	₩	296,243	29,303,727	43,117,396	540,918	73,258,284

		December 31, 2024				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	488,786	26,701,198	37,750,685	424,569	65,365,238
Changes in cash flows		(9,420)	(5,329,664)	7,550,446	(182,028)	2,029,334
Amortization		-	454	(36,665)	11,256	(24,955)
Net foreign currencies transaction gain		-	1,347,184	1,401,457	27,164	2,775,805
Changes in fair value of hedged items		-	-	26,830	-	26,830
Others		(25,475)	-	-	281,559	256,084
Ending balance	₩	453,891	22,719,172	46,692,753	562,520	70,428,336

(In millions of Korean won)

41. Related party transactions

(a) Related party receivables and payables

Significant balances with the related parties as of December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
The parent company				
Shinhan Financial Group	Current tax assets	₩	1,707	1,103
	Deposits		17	12
	Current tax liabilities		520,355	194,141
	Other liabilities		117,434	76,758
Entities under common control				
Shinhan Card Co., Ltd.	Derivative assets		915	4,919
	Loans		245,655	184,151
	Allowance for loan loss		(223)	(947)
	Other assets		2,514	1,467
	Deposits		107,208	257,239
	Derivative liabilities		62,557	157,493
	Provisions		791	1,075
	Other liabilities (*3)		64,117	62,058
Shinhan Securities Co., Ltd.	Cash and due from banks		-	9
	Financial assets at FVTPL (*2)		7,820	4,580
	Derivative assets		7,662	1,810
	Loans		61,270	49,996
	Allowance for loan loss		(296)	(398)
	Other assets (*1)		19,979	5,333
	Deposits		693,892	745,910
	Debt securities issued		5,000	10,000
	Derivative liabilities		2,888	18,854
	Provisions		189	322
	Other liabilities (*4)		86,818	64,665
Shinhan Life Insurance Co., Ltd.	Derivative assets		153,450	127,999
	Loans		26	23
	Other assets		5,460	144,720
	Deposits		95,833	115,008
	Derivative liabilities		4,817	1,385
	Provisions		17	18
	Other liabilities (*5)		49,427	42,043
Shinhan Capital Co., Ltd.	Derivative assets		2,021	-
	Loans		-	140,000
	Allowance for loan loss		-	(16)
	Other assets		-	36
	Deposits		770	1,717
	Provisions		9	7
	Other liabilities (*6)		17,209	17,197
Jeju Bank	Other assets		550	-
	Deposits		629	1,638
	Other liabilities		2,690	2,139
Shinhan Asset Management Co., Ltd.	Financial assets at FVTPL (*2)		3,813	2,402
	Other assets		3	-
	Deposits		46,442	25,748
	Other liabilities (*7)		1,206	1,169
Shinhan DS	Loans		21	6
	Other assets		38,353	32,974
	Deposits		8,311	5,406
	Other liabilities		17,937	17,129
Shinhan Savings Bank	Other liabilities		17,136	17,136

(In millions of Korean won)

41. Related party transactions (continued)

(a) Related party receivables and payables (continued)

Significant balances with the related parties as of December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Entities under common control (continued)				
Shinhan Fund Partners	Deposits	₩	18,995	18,831
	Other liabilities		-	396
Shinhan REITs Management	Deposits		25,863	17,915
	Other liabilities		48	126
Shinhan Asset Trust Co., Ltd.	Loans		3,292	3,397
	Deposits		104,477	171,571
	Other liabilities (*8)		177	482
Shinhan Venture Investment Co., Ltd.	Deposits		30	10
Shinhan EZ General Insurance, Ltd.	Deposits		1	21
One-Shinhan Connect New Technology Investment Fund 1	Deposits		463	555
One-Shinhan Connect New Technology Investment Fund 2	Deposits		663	124
Shinhan hyper connect venture fund I	Deposits		29,303	5,233
SH Global Private Real Estate Investment Trust No.5	Derivative assets		-	14,744
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivative assets		-	588
Shinhan AIM Fund of Fund 15	Derivative assets		1,129	2,538
Shinhan AIM Credit Fund 6-A	Derivative assets		444	431
Shinhan AIM Fund of Fund 4	Derivative assets		5,257	2,547
Shinhan AIM Real Estate Fund No.22-A	Derivative assets		3,155	6,083
	Derivative liabilities		209	-
Shinhan AIM Credit Fund 4-B	Derivative assets		6,473	7,832
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivative assets		-	842
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivative assets		-	671
Shinhan SOF V Private Investment Trust No.1	Derivative assets		166	60
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Derivative liabilities		-	2,143
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Derivative assets		808	-
Shinhan SLAMS Co-Investment Private Investment Trust No.1	Derivative assets		7	
Investments in associates and associates of entities under common control				
ICSF (The Korea's Information Center for Savings & Finance)	Deposits		4	3
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		784	852
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	33,000
	Allowance for loan loss		(29)	(30)
	Deposits		932	1,340
WaveTechnology Co., Ltd.	Deposits		106	115
CASCADETECH INC	Deposits		11	35
Techfin ratings Co., Ltd.	Deposits		13,548	21,611
Credila Financial Services	Loans		19,895	-
	Allowance for loan loss		(78)	-
	Deposits		3,196	-
D2U 12th Fund	Deposits		400	-

(In millions of Korean won)

41. Related party transactions (continued)

(a) Related party receivables and payables (continued)

Significant balances with the related parties as of December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates and associates of entities under common control (continued)				
BNP Paribas Cardif Life Insurance	Deposits	₩	3,855	5,559
STIC ALT Global II Private Equity Fund	Deposits		805	2,207
Shinhan Global Healthcare Fund 2	Deposits		1	1
Shinhan-CJ Technology Innovation Fund No. 1	Deposits		3,500	3,100
Shinhan-Albatross tech investment Fund	Deposits		2,331	4,339
Shinhan Time 1st Investment fund	Deposits		-	64
iPIXEL Co., Ltd.	Deposits		74	717
SBC PFV Co., Ltd.	Loans		273,700	834,600
	Allowance for loan loss		(1,909)	(1,113)
	Deposits		1	105
NH-J&-IBKC Label New Technology Fund	Deposits		44	59
EDNCENTRAL Co.,Ltd.	Deposits		-	1,170
Rifa Private Real Estate Investment Trust 31	Loans		13,860	14,000
	Allowance for loan loss		(54)	(27)
Goduck Gangil10 PFV Co., Ltd.	Deposits		340	11,899
Goduck Gangil1 PFV Co., Ltd.	Deposits		-	4
Korea Credit Bureau	Deposits		1,671	24
Fireant Media and Digital Service Joint Stock Company	Deposits		4	-
Finflow	Deposits		574	-
KOREA FINANCE SECURITY	Deposits		123	131
Key management personnel				
	Loans		4,559	3,403
	Allowance for loan loss		(1)	(1)
	Provisions		1	1

(*1) Includes right-of-use assets.
(*2) It includes the amount related to investments in structured entities.
(*3) As of December 31, 2025 and 2024, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩40,079 million and ₩33,507million, respectively.
(*4) As of December 31, 2025 and 2024, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 42,421 million and ₩ 35,784 million, respectively.
(*5) As of December 31, 2025 and 2024, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 44,102 million and ₩ 37,202 million, respectively.
(*6) As of December 31, 2025 and 2024, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 345 million and ₩333 million, respectively.
(*7) As of December 31, 2025 and 2024, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 690 million and ₩ 666 million, respectively
(*8) As of December 31, 2025 and 2024, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 173 million and ₩167 million, respectively

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
The parent company				
Shinhan Financial Group	Fees and commission income	₩	3	3
	Other income		1,319	2,126
	Interest expense		(615)	(457)
	Fees and commission expense		(46,442)	(46,442)
	Other expense		(23)	(77)
Entities under common control				
Shinhan Card Co., Ltd.	Interest income		19,908	14,453
	Fees and commission income		178,541	166,885
	Gain related to derivatives		12,050	11,671
	Other income		9,666	6,786
	Interest expense (*2)		(2,941)	(5,784)
	Fees and commission expense		(10,005)	(9,848)
	Loss related to derivatives		(30,516)	(114,268)
	Reversal of allowance		724	264
	Other expense		-	(352)
Shinhan Securities Co., Ltd.	Interest income		2,571	2,057
	Fees and commission income		5,361	4,548
	Gain on financial instruments at FVTPL (*1)		496	236
	Gain related to derivatives		45,562	24,298
	Other income		10,197	9,675
	Interest expense (*3)		(11,934)	(14,575)
	Fees and commission expense		(1)	-
	Loss related to derivatives		(50,636)	(99,456)
	Reversal of (provision for) allowance		102	(255)
	Other expense		(923)	(660)
Shinhan Life Insurance Co., Ltd.	Fees and commission income		16,411	9,536
	Gain related to derivatives		66,552	167,247
	Other income		5,511	4,217
	Interest expense (*4)		(3,171)	(6,076)
	Fees and commission expense		(8)	(6)
	Loss related to derivatives		(17,135)	(3,120)
	Other expense		-	2
Shinhan Capital Co., Ltd.	Interest income (*5)		5,712	14,123
	Fees and commission income		63	66
	Gain related to derivatives		2,021	-
	Other income		1,446	1,408
	Interest expense		(604)	(550)
	Reversal of allowance		16	15
	Other expense		(2)	-
Jeju Bank	Interest income		-	1
	Fees and commission income		31	-
	Other income		822	689
	Interest expense		(76)	(74)
	Reversal of allowance		-	1

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Entities under common control (continued)				
Shinhan Asset Management Co., Ltd.	Loss on financial instruments at FVTPL (*1)	₩	(195)	(689)
	Interest income (*6)		40	-
	Fees and commission income		48	41
	Gain related to derivatives		-	222
	Other income		216	154
	Loss related to derivatives		(3)	-
	Interest expense		(30)	(2)
	Fees and commission expense		(1,908)	(1,691)
Shinhan DS	Fees and commission income		7	1
	Other income		1,641	1,374
	Interest expense		(684)	(639)
	Other expense		(106,450)	(100,156)
Shinhan Savings Bank	Fees and commission income		793	833
	Other income		1,463	1,259
	Fees and commission expense		(18)	(2)
	Interest expense		(562)	(478)
Shinhan Fund Partners	Fees and commission income		26	24
	Other income		228	171
	Interest expense		(163)	(580)
Shinhan REITs Management	Interest expense		(437)	(403)
Shinhan AI (*8)	Other income		-	17
	Interest expense		-	(350)
Shinhan Asset Trust Co., Ltd.	Interest income (*7)		(4,121)	(4,040)
	Fees and commission income		10	20
	Interest expense		(1,843)	(3,015)
	Fees and commission expense		(74)	(9)
Shinhan Venture Investment Co., Ltd.	Interest expense		-	(30)
	Fees and commission expense		(564)	(577)
Shinhan EZ General Insurance, Ltd.	Fees and commission income		9	7
	Other income		56	-
	Fees and commission expense		(841)	(305)
	Other expense		(368)	(329)
One-Shinhan Connect New Technology Investment Fund 1	Fees and commission income		26	26
	Interest expense		(2)	-
One-Shinhan Connect New Technology Investment Fund 2	Fees and commission income		6	6
	Interest expense		(1)	-
IMM Long-term Solutions Private Equity Fund (*8)	Fees and commission income		-	24
Shinhan hyper connect venture fundI	Interest expense		(14)	(15)
	Fees and commission income		33	20
SH Global Private Real Estate Investment Trust No.5	Gain related to derivatives		-	30,458
	Loss related to derivatives		(11,855)	(17)
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Gain related to derivatives		-	595
	Loss related to derivatives		(476)	-
Shinhan AIM Real Estate Fund No.15	Gain related to derivatives		1,129	2,846
	Loss related to derivatives		(1,061)	(252)
Shinhan AIM Fund of Fund 6-A	Gain related to derivatives		14	431
	Loss related to derivatives		(277)	-
SH Lifetime Income TIF Mixed Asset Investment Trust	Gain related to derivatives		-	70

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Entities under common control (continued)				
SH Long-Term Growth TDF 2035 Security Investment Trust	Gain related to derivatives	₩	-	189
Shinhan AIM Fund of Fund 4	Gain related to derivatives		3,965	2,751
Shinhan AIM Real Estate Fund No.22-A	Gain related to derivatives		4,697	4,925
	Loss related to derivatives		(1,033)	-
Shinhan AIM Credit Fund 4-B	Gain related to derivatives		2,816	8,938
	Loss related to derivatives		(1,837)	-
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Gain related to derivatives		-	1,122
	Loss related to derivatives		(434)	-
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Gain related to derivatives		-	671
	Loss related to derivatives		(372)	-
Shinhan SOF V Private Investment Trust No.1	Gain related to derivatives		109	60
	Loss related to derivatives		(3)	-
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Gain related to derivatives		593	-
	Loss related to derivatives		-	(2,143)
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Gain related to derivatives		808	-
Shinhan SLAMS Co-Investment Private Investment Trust No.1	Gain related to derivatives		7	-
Investments in associates and associates of entities under common control				
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income		1,643	1,703
	Interest expense		(2)	(2)
	Reversal of allowance		1	-
CASCADETECH INC	Reversal of allowance		-	6
Techfin ratings Co., Ltd.	Interest expense		(525)	(726)
	Fees and commission income		4	2
	Fees and commission expense		(1)	-
Credila Financial Services	Interest income		1,918	-
	Interest expense		(84)	-
	Fees and commission income		9	-
	Provision for allowance		(78)	-
D2U 12th Fund	Interest expense		(7)	-
META TB ESG Private Equity Fund I	Interest expense		(9)	-
BNP Paribas Cardif Life Insurance Co., Ltd.	Interest expense		(12)	(12)
	Fees and commission income		1,436	946
SONGPA BIZ CLUSTER PFV CO LTD	Fees and commission income		1	9,178
	Interest expense		-	(1)
STIC ALT Global II Private Equity Fund	Interest expense		(1)	(3)
Shinhan Global Active REIT Co., Ltd. (*8)	Interest expense		-	(4)
	Gain related to derivatives		-	8,220
Shinhan Rio Green Private Equity Fund	Interest expense		(31)	-
Shinhan-CJ Technology Innovation Fund No. 1	Interest expense		(72)	(25)
Shinhan-Albatross Tech Investment Fund	Interest expense		(7)	(12)
CJL No.1 Private Equity Fund	Interest expense		-	(2)
iPIXEL Co., Ltd.	Interest expense		-	(1)

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates and associates of entities under common control (continued)				
SBC PFV Co., Ltd	Provision for allowance	₩	(796)	(1,113)
	Interest income		31,982	26,777
	Interest expense		-	(13)
	Fees and commission income		25,745	6,590
NH-J&-IBKC Label New Technology Fund	Interest expense		(1)	(6)
EDNCENTRAL Co.,Ltd.	Interest expense		(29)	(2)
Rifa Private Real Estate Investment Trust 31	Interest income		749	746
	Provision for allowance		(27)	(27)
Goduck Gangil10 PFV Co., Ltd	Interest income		-	5
	Interest expense		(78)	(295)
	Reversal of allowance		-	5
Korea Credit Bureau	Interest expense		(10)	-
	Fees and commission income		13	11
Fireant Media and Digital Service Joint Stock Company	Interest expense		(1)	-
	Fees and commission income		4	-
Finflow (*9)	Other income		1,382	-
KOREA FINANCE SECURITY	Fees and commission income		3	4
Key management personnel				
	Interest income		233	133

(*1) The amount of investment gains and losses related to structured entities is included.
(*2) The amount includes ₩883 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*3) The amount includes ₩903 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*4) The amount includes ₩991 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*5) The amount includes ₩20 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*6) The amount includes ₩40 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*7) The amount includes ₩10 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*8) It has been excluded from the related party for the year ended December 31, 2024.
(*9) The Group acquired shares in Finflow through a contribution in kind for the year ended December 31, 2025, and a disposal gain of ₩1,382 million related to the contribution in kind is included in other income

(In millions of Korean won)

41. Related party transactions (continued)

(c) Salaries with key management

Details of transactions with key management for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Short-term employee benefits	₩	10,894	10,513
Post-employment benefits		383	367
Share-based payment transactions		11,743	6,724
	₩	23,020	17,604

(d) Details of the guarantees provided between the related parties, etc.

The guarantees provided between the related parties as of December 31, 2025 and 2024 are as follows:

		Amount of guarantees		
Guaranteed parties		December 31, 2025	December 31, 2024	Account
Shinhan Securities Co., Ltd.	₩	19,000	19,000	Note purchase agreement
		347,084	347,321	Unused credit limit
Shinhan Card Co., Ltd.		386,452	411,921	Unused credit limit
		39,543	19,992	Financial guarantee (Letter of credit method)
Shinhan Life Insurance Co., Ltd.		100,079	100,088	Unused credit limit
Shinhan Capital Co., Ltd.		40,000	40,000	Unused credit limit
SBC PFV Co., Ltd		1,226,300	65,400	Unused credit limit
Shinhan DS		28	46	Unused credit limit
Structured entities		648,158	846,351	Securities acquisition agreement (*)
Key management personnel		989	2,801	Unused credit limit
	₩	2,807,633	1,852,920	

(*) The amount is for subsidiaries of and associates of entities under common control and associates of the Group, which are structured entities.

(In millions of Korean won)

41. Related party transactions (continued)

(e) Collaterals provided to the related parties

i) As of December 31, 2025 and 2024, the Group has not provided any collateral to related parties.

ii) Details of collaterals provided by the related parties as of December 31, 2025 and 2024 are as follows:

	Related party	Pledged assets		December 31, 2025	December 31, 2024
Entities under common control	Shinhan Securities Co., Ltd.	Deposits	₩	267,100	267,100
	Jeju Bank	Government bonds		40,000	40,000
	Shinhan Life Insurance Co., Ltd.	Government bonds		208,578	152,578
	Shinhan Card Co., Ltd.	Deposits		180	180
		Bonds		134,654	237,986
	Shinhan Capital Co., Ltd.	Government bonds and corporate bonds		-	234,000
Investment in associates and associates of entities under common control	SBC PFV Co., Ltd.	Collateral trust		1,440,000	960,000
		Stocks		7,529	-
	Logisvalley Shinhan REIT Co., Ltd.	Collateral trust		39,600	39,600
	Rifa Private Real Estate Investment Trust 31	Collateral trust		16,632	16,800
Key management personnel		Real estate		9,103	6,799
		Deposits etc.		1,783	1,466
		Guarantees		980	2,132
			₩	2,166,139	1,958,641

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties

i) Loan transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	Related party		December 31, 2025			
			Beginning (*1)	Loans (*2)	Collections (*2)	Ending (*1)
Entities under common control	Shinhan DS	₩	6	20	(5)	21
	Shinhan Securities Co., Ltd.		49,996	162,968	(151,694)	61,270
	Shinhan Card Co., Ltd.		184,151	240,433	(178,929)	245,655
	Shinhan Life Insurance Co., Ltd.		23	40	(37)	26
	Shinhan Capital Co., Ltd.		140,000	1,271	(141,271)	-
Investment in associates and associates of entities under common control	Credila Financial Services		-	26,567	(6,672)	19,895
	Logisvalley Shinhan REIT Co., Ltd.		33,000	-	-	33,000
	SBC PFV Co., Ltd		834,600	1,124,200	(1,685,100)	273,700
	Rifa Private Real Estate Investment Trust 31		14,000	-	(140)	13,860
Key management personnel			3,403	3,747	(2,591)	4,559
		₩	1,259,179	1,559,246	(2,166,439)	651,986

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.

	Related party		December 31, 2024			
			Beginning (*1)	Loans (*2)	Collections (*2)	Ending (*1)
Entities under common control	Shinhan DS	₩	6	10	(10)	6
	Shinhan Securities Co., Ltd.		29,919	124,424	(104,347)	49,996
	Shinhan Card Co., Ltd.		168,836	265,253	(249,938)	184,151
	Shinhan Life Insurance Co., Ltd.		15	42	(34)	23
	Jeju Bank		1,825	-	(1,825)	-
	Shinhan Capital Co., Ltd.		280,000	24,128	(164,128)	140,000
Investment in associates and associates of entities under common control	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-
	Logisvalley Shinhan REIT Co., Ltd.		33,000	34,175	(34,175)	33,000
	CASCADETECH INC		-	66	(66)	-
	Rifa Private Real Estate Investment Trust 31		-	28,000	(14,000)	14,000
	SBC PFV Co., Ltd		-	895,700	(61,100)	834,600
Key management personnel			5,005	1,493	(3,095)	3,403
		₩	519,706	1,373,291	(633,818)	1,259,179

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Borrowing transactions with related parties for the years ended December 31, 2025 and 2024are as follows:

	Related party	Account		December 31, 2025 Beginning	Loans	Collections	Ending
Entities under common control	Shinhan Securities Co., Ltd	Debt securities issued	₩	10,000	1,077,468	(1,082,468)	5,000
		Deposit (*1)		211,783	211,427	(251,427)	171,783
	Shinhan Card Co., Ltd.	Deposit (*1)		151,006	23,513	(151,652)	22,867
	Shinhan Fund Partners	Deposit (*1)		15,000	-	(15,000)	-
	Shinhan DS	Deposit (*1)		3,036	64	(535)	2,565
	Shinhan Asset Trust Co., Ltd.	Deposit (*1)		78,273	10,526	(86,209)	2,590
	Shinhan Life Insurance Co., Ltd.	Deposit (*1)		17,004	113,201	(98,470)	31,735
	Shinhan REITs Management	Deposit (*1)		17,000	49,000	(46,000)	20,000
Investment in associates and associates of entities under common control	NH-J&-IBKC Label New Technology Fund	Deposit (*1)		59	-	(59)	-
	Shinhan Rio Green Private Equity Fund	Deposit (*1)		-	4,600	(4,600)	-
	Techfin ratings Co., Ltd	Deposit (*1)		18,000	24,500	(29,000)	13,500
	Shinhan-CJ Technology Innovation Fund No. 1	Deposit (*1)		3,100	14,500	(14,100)	3,500
	D2U 12th Fund	Deposit (*1)		-	900	(500)	400
	META TB ESG Private Equity Fund I	Deposit (*1)		-	300	(300)	-
	Korea Credit Bureau	Deposit (*1)		-	1,000	-	1,000
			₩	524,261	1,530,999	(1,780,320)	274,940

(*1) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Borrowing transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

				December 31, 2024			
	Related party	Account		Beginning	Loans	Collections	Ending
Entities under common control	Shinhan Securities Co., Ltd	Debt securities issued	₩	-	724,457	(714,457)	10,000
		Deposit (*1)		52,948	194,937	(36,102)	211,783
	Shinhan Card Co., Ltd.	Deposit (*1)		51,648	150,575	(51,217)	151,006
	Shinhan Fund Partners	Deposit (*1)		15,000	-	-	15,000
	Shinhan DS	Deposit (*1)		3,223	85	(272)	3,036
	Shinhan Asset Trust Co., Ltd.	Deposit (*1)		50,172	85,243	(57,142)	78,273
	Shinhan Life Insurance Co., Ltd.	Deposit (*1)		45,545	1,283	(29,824)	17,004
	Shinhan REITs Management	Deposit (*1)		8,100	11,900	(3,000)	17,000
	Shinhan Venture Investment Co., Ltd.	Deposit (*1)		8,000	-	(8,000)	-
	Shinhan AI (*3)	Deposit (*1)		-	31,000	(31,000)	-
Investment in associates and associates of entities under common control	NH-J&-IBKC Label New Technology Fund	Deposit (*1)		248	17,957	(18,146)	59
	CJL No.1 Private Equity Fund	Deposit (*1)		265	-	(265)	-
	Techfin ratings Co., Ltd. (*2)	Deposit (*1)		-	42,000	(24,000)	18,000
	Shinhan-CJ Technology Innovation Fund No. 1	Deposit (*1)		-	3,100	-	3,100
			₩	235,149	1,262,537	(973,425)	524,261

(*1) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*2) Douzone Techfin Co., Ltd. has changed its name to Techfin ratings Co., Ltd.
(*3) It was excluded from related parties for the years ended December 31, 2024.

(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2025 and 2024, the major commitments related to derivative assets and liabilities with related parties are as follows:

	Related party	Classification of commitments		December 31, 2025	December 31, 2024
Entities under common control	Shinhan Life Insurance Co., Ltd.	Derivatives	₩	1,743,656	1,388,794
	Shinhan Card Co., Ltd.	Derivatives		1,048,358	1,393,850
	Shinhan Securities Co., Ltd.	Derivatives		674,872	376,648
	Shinhan Capital Co., Ltd.	Derivatives		100,443	-
	SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivatives		-	30,899
	SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivatives		-	7,350
	Shinhan AIM Fund of Fund 4	Derivatives		36,026	42,296
	Shinhan AIM Real Estate Fund No.22-A	Derivatives		489,021	47,168
	SH Global Private Real Estate Investment Trust No.5	Derivatives		-	224,028
	SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivatives		-	26,489
	Shinhan AIM Credit Fund 4-B	Derivatives		115,394	76,022
	Shinhan AIM Fund of Fund 6-A	Derivatives		4,783	4,900
	Shinhan AIM Real Estate Fund No.15	Derivatives		26,274	26,917
	Shinhan SOF V Private Investment Trust No.1	Derivatives		2,460	-
	Shinhan Dollar Income Private Security Investment Trust	Derivatives		-	36,750
	SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Derivatives		13,323	-
	Shinhan SLAMS Co-Investment Private Investment Trust No.1	Derivatives		9,562	-
			₩	4,264,172	3,682,111

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025				
	Related party		Investment	Collection	Dividend
Investments in associates	Shinhan SKS Corporate Recovery Private Equity Fund	₩	-	1,630	-
	One Shinhan Mezzanine Fund 1		-	11,782	-
	One-Shinhan Connect New Technology Investment Fund 2		200	-	-
	Goduck Gangil10 PFV Co., Ltd.		-	686	39
	Shinhan-Albatross Technology Investment Fund		-	-	1,247
	One-Shinhan Connect New Technology Investment Fund 1		600	3,600	-
	Shinhan global flagship venture fund 1		18,000	-	-
	Korea Credit Bureau		-	-	45
	Goduck Gangil1 PFV Co., Ltd.		-	-	25
	Neoplux Technology Valuation Investment Fund		-	16	2,080
	BTS 2nd Private Equity Fund		620	-	-
	Shinhan hyper future's venture fund I		639	-	-
	Shinhan hyper future's venture fund II		350	-	-
	All Together Korea Fund 6		147	-	147
	All Together Korea Fund 7		147	-	147
	KST-SH Laboratory Investment Fund No.1		-	480	-
	Shinhan hyper connect venture fund I		18,000	1,310	-
Entities under common control and investments in associates under common control	Shinhan Asia Mid-Market Growth Fund I		552	-	-
	Shinhan Greenway Corporate Investment FUND NO.2		1,607	-	-
	SH Venture Private Investment Trust No.7		5,000	-	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		-	4,424	1,784
	Shinhan AIM Social Enterprise Investment Fund I		44	-	-
	SHINHAN NPS RENEWABLE FUND NO.1		3,584	637	600
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		-	7,810	2,393
	Shinhan AIM Social Enterprise Investment Fund II		82	735	5
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		-	20,695	12
	Shinhan AIM FoF Fund 6		7,175	24	27
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		-	10,192	442
	Shinhan AIM Social Enterprise Investment Fund III		225	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4		-	11,636	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		559	1,291	1,550
	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust		20,107	338	1,373
	Shinhan Subway Line No.9 Private Mixed Asset		-	7,037	3,805
	Shinhan AIM FoF Fund 9-C		2,778	-	827
	SH Venture Private Investment Trust No.5		7,000	3,113	-
	Shinhan Greenway Corporate Investment FUND NO.1		650	-	-
	SH BGT Private Special Asset Investment Trust No.2		1,681	-	246
	SH Venture Private Investment Trust No.6		21,000	-	-
	Shinhan One Flagship Real Estate Development Fund 1		-	3,420	1,122

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2025				
	Related party		Investment	Collection	Dividend
Entities under common control and investments in associates under common control	Shinhan KKR Global Program Private Investment	₩	8,954	-	1,522
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A		4,028	821	187
	SH Special Situation Private Real Estate Feeder Investment Trust No.1		6,383	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust		2,100	-	13,446
	SH Green Infrastructure Private Special Asset Investment Trust No.1		22,565	58	1,486
	Shinhan The Credit Private Mixed Asset Trust No.01		-	3,892	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust No.2		3,248	-	249
	Shinhan Venture Secondary Private Investment Trust No.1		1,600	360	412
	Shinhan Datacenter Development Private Mixed Asset Investment Trust		10,503	6,522	1,490
	Shinhan The Credit Private Mixed Asset Trust No.01		-	1,554	-
	SH Global Green Way Japanese ESS Private Special Asset Investment Trust No.1(H)		4,415	-	-
	SH Repo Private Security Investment Trust No.2[Bond]		50,000	-	-
	Shinhan The Credit Private Securities Investment Trust N0.03		10,000	-	-
	SH Repo Private Security Investment Trust No.4[Bond]		50,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.02		4,500	-	-
	Shinhan Great Train Express Line B Private Special Asset Investment Trust		32,722	-	-
	Shinhan Isu-Gwacheon multi-purpose tunnel Private Special Asset Investment Trust		999	-	-
	Shinhan - HD global Green Way Private Special Asset Investment Trust(H)		2,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.04		10,000	-	-
	SH Rebalancing Private Real Estate Investment Trust No.1(1)		36,092	-	-
	SH Rebalancing Private Real Estate Investment Trust No.1(2)		6,015	-	-
	SH 2025 Sci.ICT Innovation Private Mixed Asset Investment Trust No.1		12,500	-	-
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	19,259	10,529
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		8	-	-
	Mastern Opportunity Seeking Real Estate Fund II		-	913	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		4,770	21,106	1,420
	IGIS Private Real Estate Investment Trust 517-1		1,050	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		2,236	568	1,323
	Paros Kosdaq Venture General Private Investment Trust No. 5		-	2,722	-
	IGIS Real Estate General Private Feefer Investment Company No.562		7,000	-	-
	Shinhan-We Venture Debt Fund No.1		-	80	-
	Finflow		3,634	-	-

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2025				
	Related party		Investment	Collection	Dividend
Entities under and investments in associates under common control	Shinhan Time Secondary Blind Fund	₩	750	-	-
	Shinhan DS Secondary Investment Fund		1,726	363	-
	SHINHAN-NEO Market-Frontier 2nd Fund		-	1,176	-
	Shinhan VC Tomorrow Venture Fund 1		10,000	8,114	583
	SHINHAN-NEO Market-Frontier 3rd Fund		800	-	-
	NH-J&-IBKC Label Technology Fund		-	2,725	-
	Penture K-content Fund		4,000	-	-
	Ascent-Welcome Fund2		-	578	-
	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]		-	-	1,472
	SH Lifetime Income TIF Mixed Asset Investment Trust		-	-	105
	Truston Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.3		-	-	986
	SH Long-Term Growth TDF 2035 Security Investment Trust		-	-	30
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	-	187
	Shinhan ESG Bond Specialized Investment Trust No. 1		-	-	1,090
	Shinhan nautic private equity fund 1		-	-	222
	SH Mezzanine Investment Type Private Security Investment Trust No.3		-	-	43
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust		-	-	251
	SH-LS Global Green Way Private Special Asset Investment Trust		-	-	273
	Shinhan Global Green Way European Infrastructure Private Special Asset Investment Trust No.1		-	-	20
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		-	-	521
	SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		-	-	676
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	-	123
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		-	-	733
		₩	425,345	161,667	57,295

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Related party		Investment	Collection	Dividend
Investments in associates	Shinhan SKS Corporate Recovery Private Equity Fund	₩	9,338	9,983	-
	Neoplux Technology Valuation Investment Fund		-	300	13,738
	Shinhan-Neoplux Energy Newbiz Fund		-	6,776	-
	BTS 2nd Private Equity Fund		2,920	-	-
	Shinhan hyper connect venture fund I		18,000	-	-
	Shinhan hyper future's venture fund I		1,703	-	-
	SBC PFV Co., Ltd.		4,375	-	-
	SONGPA BIZ CLUSTER PFV CO LTD		7,200	-	-
	Techfin ratings Co., Ltd.		27,000	-	-
	One Shinhan Mezzanine Fund 1		10,000	-	-
	Credila Financial Services		250,270	-	-
	Shinhan Private Equity Fund II		-	33,840	11,003
	Korea Credit Bureau		-	-	45
	Goduck Gangil1 PFV Co., Ltd.		-	-	148
	Goduck Gangil10 PFV Co., Ltd.		-	-	149
	Shinhan-Albatross Technology Investment Fund		-	-	5,321
	Shinhan Global Flagship Venture Fund1		18,000	-	-
	One-Shinhan Future's New Technology Investment Fund 1		-	240	-
Entities under common control and investments in associates under common control	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	2,514	121
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		-	7,566	1,661
	SHINHAN NPS RENEWABLE FUND NO.1		1,426	2,514	822
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		-	11,862	826
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		3,609	124	1,244
	Shinhan AIM FoF Fund 6		7,350	141	571
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		3,500	7,956	428
	Shinhan AIM Social Enterprise Investment Fund III		100	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4		14,000	-	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		3,241	280	1,896
	Shinhan Digital New Deal Private Mixed Asset		9,377	223	694
	SH Mezzanine Investment Type Private Security Investment Trust No.3		-	1,734	416
	Shinhan Subway Line No.9 Private Mixed Asset		-	6,855	4,507
	Shinhan AIM FoF Fund 9-C		6,230	60	-
	SH Venture Private Investment Trust No.5		14,000	-	-
	Shinhan Greenway Corporate Investment FUND NO.1		3,000	1,941	-
	SH Brookfield Global Transition Private Special Asset Investment Trust No.2		2,727	-	-
	SH Venture Private Investment Trust No.6		14,000	-	-
	SH-LS Global Green Way Private Special Asset Investment Trust		5,511	-	160
	Shinhan One Flagship Real Estate Development Fund 1		8,000	-	304
	Shinhan KKR Global Program Private Investment Trust(USD)		7,459	938	706
	SH Dollar Short-term Security Investment Trust No.1[Bond]		150,613	14,932	-

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Related party		Investment	Collection	Dividend
Entities under common control and investments in associates under common control	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A(USD)[FoFs]	₩	1,640	899	288
	SH Special Situation Private Real Estate Feeder Investment Trust No.1		20,319	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust		32,807	-	262
	SH Green Infrastructure Private Special Asset Investment Trust No.1		16,390	964	390
	Shinhan Global Green Way European Infrastructure Private Special Asset Investment Trust No.1		7,605	-	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust No.2		8,180	-	27
	Shinhan Venture Secondary Private Investment Trust No.1		1,200	-	-
	Shinhan Datacenter Development Private Mixed Asset Investment Trust		27,054	-	-
	Shinhan The Credit Private Mixed Asset Trust No.02		10,000	-	-
	SH Venture Private Investment Trust No.7		10,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.01		8,000	-	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		-	21,554	7,404
	SHBNPP BNCT Professional Investment Type Private Mixed Asset		-	18,813	13,116
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	77	143
	Mastern Opportunity Seeking Real Estate Fund II		-	2,521	-
	SH Estate Loan Private Investment No.2		14,088	21,289	2,974
	IGIS Private Real Estate Investment Trust 517-1		1,750	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		11,272	604	460
	Truston Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.3		607	-	-
	Shinhan-We Venture Debt Fund No.1		990	-	-
	T CORE INDUSTRIAL TECHNOLOGY 1ST VENTURE PEF		-	119	-
	Shinhan-soo secondary Fund		3,150	-	-
	SHINHAN-NEO Core Industrial Technology Fund		-	3,390	128
	SHINHAN-NEO Market-Frontier 2nd Fund		1,500	2,930	-
	Shinhan VC Tomorrow Venture Fund 1		15,000	945	-
	SHINHAN-NEO Market-Frontier 3rd Fund		1,200	-	-
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		-	3,374	548
	Penture K-content Fund		3,000	-	-
	Shinhan Asia Mid-Market Growth Fund I		803	-	-
	Shinhan Greenway Corporate Investment FUND NO.2		2,475	-	-
	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]		-	-	1,474
	SH Long-Term Growth TDF 2035 Security Investment Trust (H) C-s		-	-	21
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	3,321	370

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Related party		Investment	Collection	Dividend
Entities under and investments in associates under common control	Shinhan ESG Bond Specialized Investment Trust No. 1	₩	-	-	947
	Shinhan nautic private equity fund 1		-	-	66
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2		-	-	169
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust		-	-	127
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	460	156
	SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		-	-	673
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		-	-	929
	Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]		44,100	-	-
		₩	846,079	192,039	75,432

(In millions of Korean won)

41. Related party transactions (continued)

(i) The main types of transactions between the Group and related parties include deposit transactions, loan transactions, credit offering transactions by local subsidiaries due to the acquisition of L/C opened by the bank, transactions related to business consignment, overdraft transactions related to credit card funds settlement and CLS payment service agreement transactions, etc.

(j) For the years ended December 31, 2025 and 2024, the Group purchased bonds through Shinhan Securities Co., Ltd. at ₩4,644,610 million and ₩7,173,418 million, respectively, while the amount sold is ₩4,532,557 million and ₩3,590,039 million, respectively.

(k) As of December 31, 2025 and 2024, the plan assets deposited in the defined benefit retirement pension plans operated by Shinhan Life Insurance Co., Ltd. amounted to ₩5,290 million and ₩138,777 million, respectively. The plan assets deposited in the defined benefit retirement pension plans operated by Shinhan Securities Co., Ltd. and managed by Shinhan Life Insurance Co., Ltd. amounted to nil and ₩5,921 million as of December 31, 2025 and 2024, respectively. The plan assets deposited in the defined benefit retirement pension plans operated and managed by Shinhan Securities Co., Ltd. as of December 31, 2025 and 2024 are ₩33,349 million and ₩243,521 million, respectively.

(l) As of December 31, 2025 and 2024, the credit card limit contract amount provided by Shinhan Card Co., Ltd., a related party, is ₩65,861 million and ₩67,253 million, respectively.

42. Summarized financial information of subsidiaries

(a) Condensed statements of financial positions for the Bank (separate) and its subsidiaries as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			December 31, 2024		
Name of company		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	₩	549,431,678	514,882,090	34,549,588	511,759,161	478,430,786	33,328,375
Shinhan Bank America		2,736,254	2,368,159	368,095	2,562,682	2,283,108	279,574
Shinhan Bank Canada		1,124,461	1,021,069	103,392	1,143,900	1,042,630	101,270
Shinhan Bank Europe GmbH		1,027,537	879,391	148,146	1,007,977	877,557	130,420
Shinhan Bank China Ltd.		6,275,591	5,560,307	715,284	6,283,645	5,587,363	696,282
Shinhan Bank Kazakhstan Ltd.		2,086,138	1,799,181	286,957	1,888,046	1,665,451	222,595
Shinhan Bank Cambodia		1,417,309	1,001,583	415,726	1,358,166	952,666	405,500
Shinhan Bank Japan		17,041,402	15,726,856	1,314,546	15,422,780	14,253,040	1,169,740
Shinhan Bank Vietnam Ltd.		13,114,358	10,999,500	2,114,858	11,358,734	9,390,518	1,968,216
Shinhan Bank Mexico		530,614	377,132	153,482	460,006	331,711	128,295
PT Bank Shinhan Indonesia (*)		2,361,902	1,915,565	446,337	2,286,381	1,837,310	449,071
Structured entities		9,116,361	9,114,951	1,410	9,353,783	9,382,758	(28,975)

(*) Fair value adjustments at the time of business combination were reflected.

(In millions of Korean won)

42. Summarized financial information of subsidiaries (continued)

(b) Condensed statements of comprehensive income for the Bank (separate) and its subsidiaries for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025			December 31, 2024		
Name of company		**Operating income**	**Profit (loss) for the year**	**Total comprehensive income (loss) for the year**	**Operating income**	**Profit for the year**	**Total comprehensive Income (loss) for the year**
Shinhan Bank	₩	36,620,087	3,184,959	3,113,708	44,842,676	3,032,372	3,452,626
Shinhan Bank America		143,499	18,372	17,576	131,340	4,852	39,300
Shinhan Bank Canada		56,963	(222)	2,121	64,862	420	5,289
Shinhan Bank Europe GmbH		44,478	4,129	17,728	62,087	13,032	21,320
Shinhan Bank China Limited		241,734	18,199	19,003	312,373	1,310	79,388
Shinhan Bank Kazakhstan Ltd.		289,992	56,870	64,362	323,712	103,075	97,465
Shinhan Bank Cambodia		95,471	20,067	10,227	85,934	11,945	61,346
Shinhan Bank Japan		436,788	179,213	145,394	333,470	148,603	177,022
Shinhan Bank Vietnam Ltd.		864,091	259,092	146,642	823,202	263,950	408,987
Shinhan Bank Mexico		40,886	9,004	25,187	37,986	8,417	(130)
PT Bank Shinhan Indonesia (*)		154,309	22,163	(2,735)	162,342	16,453	51,308
Structured entities		432,926	41,978	41,830	494,817	55,806	57,726

(*) Fair value adjustments at the time of business combination were reflected.

43. Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group is involved in structured entities through investments in asset-backed securities, structured finance, and investment funds. The main characteristics of the structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement. The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles' assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Investment fund is a type of financial assets where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors. The Group manages assets on behalf of other investors, such as investing in equity in investment funds, collective investment companies, and business members.

(In millions of Korean won)

43. Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	₩	127,882,705	423,093,861	424,678,344	975,654,910

		December 31, 2024			
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	₩	136,646,195	359,241,181	320,918,375	816,805,751

(b) Nature of risk associated with interests in unconsolidated structured entities

i) The carrying amounts of assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:					
Loans at amortized cost	₩	1,956,365	12,531,051	145,549	14,632,965
Loans at FVTPL		-	141,906	-	141,906
Securities at FVTPL		3,668,028	46,815	7,984,993	11,699,836
Derivative assets		9,286	-	-	9,286
Securities at FVTOCI		601,618	137,563	-	739,181
Securities at amortized cost		3,967,996	-	80	3,968,076
	₩	10,203,293	12,857,335	8,130,622	31,191,250
Liabilities:					
Derivative liabilities	₩	2,101	-	-	2,101

		December 31, 2024			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:					
Loans at amortized cost	₩	1,633,139	11,503,362	219,016	13,355,517
Loans at FVTPL		-	182,966	-	182,966
Securities at FVTPL		3,150,856	49,260	7,066,246	10,266,362
Derivative assets		16,012	-	-	16,012
Securities at FVTOCI		702,805	173,265	-	876,070
Securities at amortized cost		4,752,684	-	93	4,752,777
	₩	10,255,496	11,908,853	7,285,355	29,449,704
Liabilities:					
Derivative liabilities	₩	3,130	220	-	3,350

(In millions of Korean won)

43. Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities (continued)

ii) Maximum exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	₩	10,203,293	12,857,335	8,130,622	31,191,250
Purchase commitments		1,786,941	135,563	726,791	2,649,295
Providing unused credit		255,438	449,247	80,403	785,088
	₩	12,245,672	13,442,145	8,937,816	34,625,633

		December 31, 2024			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	₩	10,255,496	11,908,853	7,285,355	29,449,704
Purchase commitments		1,110,100	90,677	707,137	1,907,914
Providing unused credit		319,092	567,549	38,656	925,297
	₩	11,684,688	12,567,079	8,031,148	32,282,915

(In millions of Korean won)

44. Information of trust business

(a) Total assets with trust business as of December 31, 2025 and 2024 and operating revenue for the years ended December 31, 2025 and 2024 are as follows:

		Total assets		Operating revenue	
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Consolidated	₩	3,069,732	3,385,677	167,470	177,961
Unconsolidated		118,253,865	120,287,297	3,015,422	2,802,204
	₩	121,323,597	123,672,974	3,182,892	2,980,165

(b) Significant balances with trust business as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Trust accounts payable	₩	9,888,573	8,167,311
Deposits		5,701	7,163
Accrued asset management fee for trust accounts		38,566	37,041
Accrued interest expense		5,068	4,886

(c) Significant transactions with trust business for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Asset management fee for trust accounts	₩	186,693	172,939
Termination fee		9,352	2,317
Interest expense on deposits		176	264
Interest on trust accounts payable		182,392	218,624

(In millions of Korean won)

45. Business Combination

(a) General Information

On October 20, 2025, the Group acquired a 100% equity interest in HIEP HIEP THANH INVESTMENT COMPANY LIMITED (hereinafter referred to as 'HHT') and obtained control. The identifiable assets and liabilities of HHT at the acquisition date included inputs and processes capable of creating outputs. In this context, the Group assessed whether the acquired inputs and substantive processes significantly contributed to the ability to generate outputs, and concluded that the acquired set met the definition of a business.

Upon obtaining control of HHT, the Group became the substantive owner of 'The METT Office Building', thereby securing stable rental income in the Ho Chi Minh City real estate market and expecting capital gains arising from favorable market conditions. In addition, the Group expects that the occupancy of 'The METT Office Building' by the Group's affiliates will serve as a strategic foothold for its expansion into Vietnam.

For the two-month period subsequent to the acquisition date, the Group recognized revenue of approximately ₩3,470 million and operating losses of approximately ₩1,056 million through HHT. Management estimates that, had the acquisition of HHT occurred on January 1, 2025, being the beginning of the annual reporting period, revenue would have amounted to approximately ₩15,898 million and operating losses to approximately ₩17,933 million. These estimated amounts were calculated on the assumption that the provisional fair value adjustments recognized at the acquisition date would have been the same as of January 1, 2025.

Name of the acquiree		HIEP HIEP THANH INVESTMENT COMPANY LIMITED
Acquisition date		2025-10-20
Consideration transferred	₩	132,519
Fair value of assets acquired		455,413
Fair value of liabilities assumed		319,817
Gain on bargain purchase (*)		3,077
Revenue after acquisition		3,470

(*) The gain on bargain purchase arose as the consideration transferred was determined after comprehensively taking into account the market conditions at the time of the transaction, including exchange rate fluctuations, the seller's negotiating position, and the urgency of closing the transaction. The Group recognized the amount as a gain on bargain purchase after reassessing whether there were any errors in the related fair value measurements.

(In millions of Korean won)

45. Business Combination (continued)

(b) Consideration transferred

The fair value of major class of consideration transferred as of the acquisition date is as follows:

		Amount
Cash	₩	132,519

(c) Identifiable assets acquired and liabilities assumed

The assets acquired and liabilities assumed as of the acquisition date are as follows:

		Amount
Property and equipment (*)	₩	127,969
Investment properties (*)		267,974
Trade and other receivables		50,955
Cash and cash equivalents		8,515
Deferred tax liabilities		35,183
Trade and other payables		284,634
Identifiable net assets	₩	135,596

(*) Of the investment properties of the acquiree, ₩127,888 million has been classified as property and equipment in the Group's statement of financial position.

i) Measurement of fair value

The valuation techniques used to measure the fair value of significant assets acquired are as follows:

Assets acquired	Valuation techniques
Property and equipment and Investment properties	Market approach and Income approach (Discounted Cash Flow method): The market approach was based on recent market transactions and data of comparable properties with similar locations, uses, and sizes. The income approach was performed by estimating future cash flows expected from the properties under reasonable assumptions and discounting them at an appropriate discount rate.

45. Business Combinations (continued)

(d) Goodwill or gain on bargain purchase

Goodwill (gain on bargain purchase) arising from the business combination is as follows. The gain on bargain purchase was recognized as non-operating income.

		Amount
Total consideration transferred	₩	132,519
Fair value of identifiable net assets		135,596
Goodwill (Gain on bargain purchase)	₩	(3,077)

(e) Acquisition-related costs

The Group incurred costs of approximately ₩171 million related to the business combination, including legal fees and due diligence fees. The legal and due diligence fees were recognized as selling, general and administrative expenses.

(f) Net cash outflow from business combinations

The net cash outflow from the business combination is as follows:

		Amount
Cash consideration paid	₩	132,519
Cash and cash equivalents held by the subsidiary		8,515
	₩	124,004